FIRST GUARANTY BANCSHARES, INC.



ANNUAL REPORT 2022

2022 FIRST GUARANTY BANCSHARES, INC. ANNUAL REPORT

First Guaranty Bank is the #1 Best Small Bank in the U.S. for the THIRD YEAR IN A ROW


AMERICA'S
BEST
BANKS
2021
Newsweek
AMERICA'S
BEST
BANKS
2023
Newsweek
AMERICA'S
BEST
BANKS
2022
Newsweek

We are excited to announce that for the third year in a row, we've been named the Best Small Bank in the U.S. and Louisiana by Newsweek. Newsweek partnered with Lending Tree to evaluate thousands of FDIC-insured banks on more than 50 different factors in order to identify the best-in-class options in 26 categories.

We are proud to be part of this year's line up!

Ordinary People Doing EXTRAORDINARY Things

FGB Table of Contents

Visit www.fgb.net for additional information.

NASDAQ Stock Ticker Symbol: FGBI and FGBIP

    

FGBI
FINANCIAL SNAPSHOT

On December 31, 2022, total assets were $3.15 billion, net income was $28.9 million and earnings per common share were $2.48. Return on average assets was 0.97% and return on average common equity was 13.64%. First Guaranty Bancshares, Inc. shares trade on the Nasdaq Global Market Exchange and has paid quarterly dividends for 118 consecutive quarters at December 31, 2022. At First Guaranty you will meet ordinary people doing extraordinary things. The bank was named the Best Small Bank in the U.S. for the THIRD CONSECUTIVE YEAR! First Guaranty Bancshares, Inc. is committed to customer service and shareholder value.

PROFILE

First Guaranty Bancshares, Inc. is the holding company of First Guaranty Bank, which it wholly owns. The Bank is a full-service financial institution with 36 locations providing a major presence throughout Louisiana, northeast Texas, and with expanding locations in Vanceburg, Kentucky and Bridgeport, West Virginia. Headquartered in Hammond, Louisiana, the Company had 465 employees as of December 31, 2022.

PERFORMANCE GRAPHS

Book Value Growth Per One 1993 Share [1]

(per common share)


80
70
60
50
40
30
20
10
0
1993
1998
2003
2008
2013
2018
2019
2020
2021
2022

Book Value per one 1993 share has increased from **$3.70** to **$60.66** since 1993.

Dividends Per One 1993 Common Share [2]


2.5
2.0
1.5
1.0
0.5
0.0
1993
1998
2003
2008
2013
2018
2019
2020
2021
2022

[1] Book value has been adjusted for cumulative stock splits and dividends of 3.22 times since 1993.
[2] Cash dividends from the perspective of one original common stock from 1993 to present, this considers the impact of stock splits and stock dividends.

Cash Dividends on Common Stock

(In thousands)

First Guaranty has paid **$97,821,000** in Cash Dividends to common shareholders since 1993.


8000
7000
6000
5000
4000
3000
2000
1000
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022


HOWDY!
PARTNERS

BEST SMALL BANK

The Best Small Bank in the U.S. Three Years in a Row

For the third consecutive year, First Guaranty Bank was named the Best Small Bank in the U.S. First Guaranty Bancshares, Inc., the holding company of First Guaranty Bank, proudly shares this distinction. Rather than celebrate, sit back and relax, this award encourages the leadership team and employees to strive to maintain and exceed customer, employee, and shareholder expectations. We are not resting on our laurels, rather, we are working hard to be even more successful and competitive!

Was 2022 the best year yet? In many ways, yes. However, we review all matrices as we self-evaluate. Holding in-depth discussions, reviewing areas marked for improvement, and taking action to self-correct happens among the Board of Directors, officers, and FGB team members. We request input from our customers and shareholders regularly to gauge effectiveness. We update our strategy using direct feedback.

CUSTOMERS


thank you
FGB U

We have the best customers! Our underlying motive continues to be: ***Committed to Customer Satisfaction***.

EMPLOYEES

We believe we have the best employees! Our employees are loyal, dedicated, and knowledgeable. They are enthusiastic, understanding, and generous. We value our employees and enjoy spending time and resources to better train them and provide advancement opportunities. When special gifts and talents are recognized, we work to provide occasions to share these with fellow team members and customers. The family culture at FGB values integrity, hard work, and dedication.


JOIN
THE
TEAM

COMMUNITY and COMMUNITIES:


FGB
FIRST GUARANTY BANK

First Guaranty Bank is a community bank. We have 36 brick and mortar locations across Louisiana; Texas; Vanceburg, Kentucky; and Bridgeport, West Virginia. FGB's employees not only work in these communities, but they also LIVE in these communities where they have families and friends. FGB and their employees believe in supporting the communities they work and live in. In 2022, First Guaranty Bank contributed $638,108 and our generous employees contributed their time and effort to a variety of charitable and civic organizations near and dear to the hearts of FGB employees, officers, and Board of Directors.

SHAREHOLDERS


118th
Consecutive
Dividend
Paid

We believe we have the best shareholders. We communicate with quarterly statements, 118 consecutive dividend payments, and an elaborate, detailed annual report.

OFFICERS AND DIRECTORS



We believe we have the best officers and Board of Directors. The North Louisiana Advisory Board and Holding Company Board also provide additional leadership.

TEAMWORK


AMERICA'S
BEST
SMALL BANK

First Guaranty Bancshares, Inc. and First Guaranty Bank, along with their best customers, employees, communities, shareholders, and leadership comprise the best team! We communicate, cooperate, and collaborate amongst these groups of people. We try to listen, observe, improve, and be thankful. In addition to working toward common goals as a group, we value the individual, especially our individual customers.

First Guaranty focuses both on personal and commercial customers, realizing that everyone is an individual and wants to be treated fairly and with respect. We establish relationships with a goal of long-term friendship and business. Teamwork has the incredible power to increase productivity and job satisfaction.

> ***"It is literally true that you can succeed best and quickest by helping others to succeed."***
>
> – Napolean Hill

> ***"If you want to lift yourself up, lift up someone else."***
>
> – Booker T. Washington

DATA and UX



Like great professional sports teams, First Guaranty Bancshares collects and analyzes data to improve performance, create an outstanding user experience (UX), and remain competitive. The primary purpose of First Guaranty in collecting data is to respond favorably to customers' needs. Information is also utilized to enhance employee productivity.

Recognizing the need our customers have for additional banking hours, First Guaranty implemented ITMs throughout our geographic footprint. ITMs combine personal and online presence for added convenience and best use of customers' time and energy. These evolved ATMs do more than dispense cash: customers interact with a virtual banker who can cash checks and receive deposits, loan payments, and credit card payments, all at extended hours beyond most branches' lobby hours.

Online and mobile banking, MyFGB app, and 24-Hour Telephone Banking are just a few digital means of connecting with customers. First Guaranty offers a budgeting tool or PFM (personal finance manager) that allows customers to create a budget and review expenses within a personalized time period and within spending categories, such as auto, groceries, home improvement, insurance, etc. This dynamic tool is available on the FGB online platform.

Take time to explore **www.fgb.net** and find a credit score monitoring tool. First Guaranty also offers services beyond banking under the Digital Services tab including Biller Direct, Goals, and GiveWorx, which are all explained in detail on the website. Be confident: once customers become familiar with and use these beneficial services – they won't want to be without them!

For commercial customers, FGB offers Autobooks whereby customers may send digital invoices, schedule recurring invoices, accept debit/credit cards for payment, manage cash flow, and much more! Ask about a 60-day free trial.

Beyond a doubt, FGB is social–we connect with our customers quickly about everything! Whether it's a weather statement that impacts normal branch operations, a fun community event, or just acknowledging world coffee day; First Guaranty is there, sharing the news with customers and the world!

Examples of improvements made from this data include updating ITM hours and a more varied approach in communicating with our customers, such as social media, first class mail, in-branch signage, and text messaging.


OPPORTUNITIES

OPPORTUNITIES

First Guaranty Bancshares searches for opportunities. We want to offer as much as we can professionally to our customers, employees, communities, shareholders….as much as we can for our team and our common goals. Mergers and Acquisitions are other opportunities we explore regularly. We look for prospects of new customers, employees, shareholders, communities, and branches.

> ***"Opportunity is missed by most people because it is dressed in overalls and looks like work."***
>
> – Thomas A. Edison

At First Guaranty, we may not dress in overalls, but we relish hard work and positive results.

BANK ROLE


CONTACTLESS PAYMENT
ENABLED
FIRST GUARANTY BANK

As a full-service financial institution, First Guaranty offers commercial and personal loans. We accept deposits and offer a full array of products and services including checking, savings, Certificates of Deposit (CDs), Individual Retirement Accounts (IRAs), and credit cards. Our Board of Directors take its responsibilities seriously and is committed to acting in the best interests of the institution.

COMMITMENT


CUSTOMERS
FGB
COMMUNITY
SHAREHOLDERS
EMPLOYEES
FORTRESS
BALANCE
SHEET

The underlying message among all these aspects of First Guaranty is commitment. We are committed to customer satisfaction. We are committed to enhanced shareholder value, a fortress balance sheet, and continuous improvement.

BEST BANK IN THE U.S.


AMERICA'S
BEST
BANKS
2023
Newsweek

The ranking compared thousands of FDIC-insured institutions, on various factors like savings and checking accounts offered among an additional 50+ separate factors. Using this information, they determined a best-in-class option in 26 different categories—including the best big and small bank in every state.

"We are honored to be named The Best Small Bank in America for the third year in a row!

This is a testament of all the hard work from every person at every level of our organization. From the board members, to our staff, to our cleaning crew; we work hard to be the best we can be for our customers and our communities."

– Alton Lewis, President and CEO of First Guaranty Bank

"Rates are only one factor to consider when choosing a bank these days. Finding an institution that offers bigger incentives, like cashback or other rewards programs and fewer-than-average fees, also ranks highly for customers on the hunt for a new bank this year, a J.D. Power survey found."

– Newsweek's Senior Reporter, Kerri Anne Renzulii

First Guaranty Bank is proud to deliver all the best of banking small: a more personal touch, good customer experience, competitive rates, low fees, and a variety of financial products.



Ordinary People Doing EXTRAORDINARY Things



Marshall T. Reynolds

Chairman of the Board

FIRST GUARANTY BANCSHARES, INC.

Dear Shareholders,

This year's letter to shareholders is very easy to write for the year 2022. Newsweek and Lending Tree selected First Guaranty Bank as the "Best Small Bank" in the United States for the third year in a row. What an honor! We appreciate them greatly.

First, I would like to talk about Texas. As you probably know we are about to close on a bank acquisition in Houston, Texas. This fits well with our other five branches in Texas, and I am sure once combined, we will end 2023 with over $500 million in deposits and loans. Jordan Lewis serves as Texas Area President, has seized every opportunity to move the ball forward in the past, and I am sure he will do likewise now.

Second, I would like to discuss Kentucky and West Virginia. In my 2021 letter I mentioned Mike Mineer and his commitment to loans, as well as to building a strong banking team. He has committed to $300 million in loans for 2023 and has already surpassed $250 million as of this date. With Dan Peck and Sam Gallo on the team, I am rather certain they will succeed. Also, they just received FDIC approval to accept deposits in Vanceburg, Kentucky and this branch has already reached $20 million. Approval for Bridgeport, West Virginia is expected in late summer.

Third, I want to applaud the people and operations in Louisiana. Eric Dosch, our CFO, has, in every way, done a super job; Randy Vicknair, our CLO, has been creative and driving hard to secure quality loans; Evan Singer, our Mergers and Acquisitions man, has performed spectacularly; while Desiree Simmons, our CAO and marketing team leader, has knocked it out of the park! Last, but not least, our CEO Alton Lewis, has done it all – from traveling to Kentucky and West Virginia to Houston Texas, where he visits and supports all the branches. Thank goodness Alton is not a man to sit behind his desk.

Fourth, your Board of Directors has been active and involved. Andrew Gasaway is returning to health and Bill Hood, who heads the all-important Directors Loan Committee (DLC), is truly amazing. Ed Smith, Jack Rossi, Dickie Sitman, Ed Hoover, Bob Gabriel, Bruce McNally, Tony Berner, and all the rest of the Board members have done an outstanding job.

In closing, I would like to thank the Board, Management and all employees for a great job in 2022.

MARSHALL T. REYNOLDS
Chairman of the Board
FIRST GUARANTY BANCSHARES, INC.
Chairman of the Board
FIRST GUARANTY BANK



Alton B. Lewis

Chief Executive Officer & President

Dear Shareholders,

The Best Small Bank in the United States three years in a row. Newsweek and Lending Tree have made an objective analysis of all banks in the United States and made this selection for three years. First Guaranty Bank has won that honor for all three years. That is an incredible achievement. Not a one-time win. Not winning it twice. Winning it all three years.

How does this happen? First of all, it takes Shareholders and a Board of Directors who are willing to provide the leadership, the direction, and the assets required to do the job. Then it required the efforts every day of 478 employees in 36 locations giving their best effort every day to make sure First Guaranty Bank operated safely, soundly, and provided the best customer service that could be provided. This was truly the effort of a lot of ordinary people doing extraordinary things.

In 2022, First Guaranty Bancshares, Inc. achieved this honor while, at the same time, setting new highs in earnings and strengthening the financial status of building a fortress balance sheet for First Guaranty Bancshares, Inc. and its shareholders.

As we move forward, our aim is to continue the growth we have demonstrated over the past years while also continuing to increase the profitability and financial strength of First Guaranty Bancshares, Inc. Our results have been due to the commitment of our entire team.

We thank you for your support and look forward to continued success.

Sincerely,

Alton B. Lewis
Vice Chairman of the Board and Chief Executive Officer/President
FIRST GUARANTY BANCSHARES, INC.
Vice Chairman of the Board and Chief Executive Officer/President
FIRST GUARANTY BANK



Eric J. Dosch

Chief Financial Officer

Learn, Grow, Listen, and Serve

First Guaranty Bancshares, Inc. continued its consistent track record of loan growth, dividend payments, capital growth and outstanding customer service in 2022. Newsweek and Lending Tree ranked First Guaranty Bank as the number one small bank in the United States for the third year in a row. We are honored by this tribute and will continue to make our bank better every day.

First Guaranty continued to execute its plan to grow loans as a percentage of our balance sheet. This plan helped First Guaranty improve net interest income through the rising interest rate environment. Loan interest income increased more than interest expense in 2022. Loans and leases grew 16.7% or $359.7 million from $2.16 billion in 2021 to $2.52 billion in 2022. First Guaranty increased loan interest income by $22.6 million in 2022. Loan yields averaged 5.48% for 2022. Interest expense increased $14.2 million in 2022. The average cost of interest-bearing liabilities was 1.66% for 2022.

First Guaranty total earnings improved to $28.9 million for 2022, a 5.9% improvement over the 2021 earnings of $27.3 million. Earnings per common share were $2.48 in 2022 compared to $2.42 in 2021.

First Guaranty paid $2.3 million in preferred stock dividends in 2022 and $1.4 million in preferred stock dividends in 2021.

The Texas loan portfolio grew to $333.8 million at December 31, 2022. which is a $76.0 million increase from $257.8 million at December 31, 2021. Texas loans have grown a total of $205.8 million from $128.0 million at the acquisition date in June 2017. Texas deposits grew to $341.4 million at December 31, 2022 from $339.5 million at December 31, 2021. Texas deposits have grown a total of $214.2 million from $127.2 million at June 2017.

First Guaranty entered the new Mid-East market with loan and deposit production offices in Kentucky and West Virginia in late 2021. This market grew $146.4 million in 2022 from $64.5 million to $210.9 million in total in loans were in this loan portfolio at December 31, 2022. First Guaranty opened a full service branch in Vanceburg, Kentucky on January 17, 2023.

Total common shareholders equity increased $12.2 million from $190.8 million in 2021 to $201.9 million in 2022. Retained earnings increased $19.7 million from $56.7 million in 2021 to $76.3 million in 2022.

Tangible book value per share increased from $16.13 at December 31, 2021 to $17.23 at December 31, 2022.

The net interest margin improved was 3.47% for 2022 compared to 3.44% for 2021.

Return on average assets was 0.97% for 2022 and 1.01% for 2021. Return on average common equity was 13.64% for 2022 versus 14.06% for 2021.

First Guaranty Bancshares, Inc. paid a total of $6,859,000 in cash dividends to common shareholders in 2022. The Company has paid 118 consecutive quarters of dividends as of December 31, 2022.

First Guaranty continues to build strength for the future. We increased loans and capital in 2022. First Guaranty continues to maintain a leading deposit market share in the communities that we serve in Louisiana. We continue to grow our business in Texas and our markets in Kentucky and West Virginia. Our continuing investment in our products and systems will help our employees be more productive and better serve our customers. We believe that the combination of these efforts will lead to a strong and profitable future for First Guaranty Bancshares, Inc.

Sincerely,

Eric John Dosch

Eric J. Dosch
Chief Financial Officer
FIRST GUARANTY BANCSHARES, INC.
Chief Financial Officer
FIRST GUARANTY BANK



Randy S. Vicknair

Senior Vice President/ Chief Lending Officer

2022 was a great year for the First Guaranty Bank team!

We continued executing on our growth strategy in 2022 with 17% net loan growth, which contributed to a 22% increase in loan interest income. Thankfully, there were no major hurricanes, ice storms, or viruses affecting us in 2022. It was definitely a well-deserved break from these types of events!

We continued our reign as the Best Small Bank in the nation for the 3rd year in a row, which is truly a testament to the people that we have on our team. I'm fortunate to get to visit our branches on a regular basis and it is great to see the smiling faces eager to serve our customers. These extraordinary people define the bank and our culture. We wouldn't be successful without every single member of our team, and it is truly an honor to work with them.

First Guaranty Bank's total loan portfolio grew to $2.519 billion at December 31, 2022, which was a $360 million increase over the previous year end of $2.159 billion. The strong loan growth is due to the continued execution of our strategy. It takes everyone to achieve this success with contributions from commercial, mortgage, and national lending. For the second year in a row, the First Guaranty Bank team closed $1 billion in new money loans with over $700 million in new loan fundings, which was partially offset by early loan payoffs exceeding $250 million. In addition to strong loan growth, we successfully added new loans to the portfolio at an average yield of 5.69% while payoffs had an average yield of 4.73%. This is a 0.96% improvement in the yield related to those loans which provide $2.4 million in additional interest income each year. The 4th quarter of 2022 resulted in an average yield on new loans of 7.20% with an average yield of payoffs of 5.27% for a 1.93% yield improvement. Overall loan interest income, excluding fees, was $118.2 million as of December 31, 2022 compared to $96.1 million at December 31, 2021, an increase of $22.1 million or 23%. This significant increase was achieved by a combination of yield improvement and loan growth.

First Guaranty Bank's expansion into Kentucky and West Virginia was successful as we were cash-flow positive in January 2022 and have continued to add new loans to the portfolio throughout the year. The combination of quality team members, portfolio diversification, and new loan opportunities will make the addition of the Mideast market continually accretive to the bank. First Guaranty Bank's existing markets remained strong in 2022, with significant contributions from our Texas, Baton Rouge, Southwest, Mortgage, and National Lending teams. The best part continues to be that each contributed at different times throughout the year to create a successful and profitable 2022.

Everyone working together toward a common goal is what makes us successful. We are already started on making 2023 another success story!

Randy S. Vicknair
Senior Vice President/Chief Lending Officer
FIRST GUARANTY BANK



JORDAN M. LEWIS
Texas Area President

Prize Crop

For First Guaranty Bank in Texas, 2022 was an ordinary year. We hit the goals we had for loan growth. That is, we grew our loan portfolio by about 29.5%. We grew our deposits. That is, we posted positive deposit growth in a year when market headwinds and rising deposit interest rates were peeling off interest-bearing deposits. We were a profit center for the bank for yet another year; this year we contributed 68.73% more than previous years.

Our strategy was heavily focused on the fundamentals: keep our customers happy and make money. Make sure our employees felt like they had a voice and were able to take care of their families financially. Grow our presence in the community, and help the people in our communities grow.

The thing about growing a prize crop is that it goes through the same ordinary process as any other crop. Yet when it's all said and done, there's something special about the crop. It's bigger, sweeter, special – extraordinary. The only way to make it happen is to invest more into it – special nutrients, more work, more time, more painstaking effort with each stalk – every single day. Only when the fruit of the labor appears does it seem special, but when you see it you know it is.

This year, Texas was a prize crop for First Guaranty Bank. The best part is that if we do it again next year, we expect the yield to be even better. As the people of First Guaranty Bank in Texas step forward into 2023, they are even better equipped, better prepared, even more on mission, and ready to serve. I cannot wait to see the harvest.

Ever onward,

Jordan Montgomery Lewis

Jordan M. Lewis
Texas Area President
FIRST GUARANTY BANK

Report from the Mideast Area President



Michael R. Mineer

Kentucky/West Virginia Area President

During the past year our Mid-East team fully integrated into First Guaranty Bank. Our initial objective was to bring our teams existing lending relationships as well as develop new relationships for the bank. As of this writing the team has brought over $250 million in lending relationships. Due to the initial speed the team was net revenue accretive to the bank very early in the first quarter of the year. These new relationships bring geographic asset diversification to the bank.

In addition to developing new lending relationships, branch approvals were secured for one location in Kentucky and one in West Virginia. As of this writing, the Kentucky location has just opened and has over $15 million in deposits. The West Virginia location is in the process of being built and should be completed by late summer. These new branches will house the lending teams as well as provide additional deposit gathering resources for the bank.

As we move forward our objective is to continue to bring new high quality lending relationships and grow the deposit gathering functions in both Kentucky and West Virginia for First Guaranty Bank.

Sincerely,

Michael R. Mineer

Michael R. Mineer
Kentucky/West Virginia Area President
FIRST GUARANTY BANK



Glenn A. Duhon, Sr.

Senior Vice President/ Regional Manager

The Southwest Louisiana Region of First Guaranty Bank continues to maintain production and provide excellent customer service. 2022 followed prior years with loan growth despite two large payoffs in the hospitality industry.

The Southwest Region maintains a large agricultural portfolio and has yet again shown strength with nearly all farming customers meeting their financial obligations despite many harsh weather conditions throughout the year. Fortunately, due to hard work and experience, many of our producers were able to begin the harvesting of their crops before the frigid weather moved into our region. This did lower sugar output for sugar cane farmers in some cases, but extremely minimized crop loss within our portfolio.

The Abbeville Branch ended 2022 with $86.9 million in loans, which was a decrease of $5.3 million from 2021. On the deposit side, the Abbeville Branch closed 2022 with $174.3 million in deposits, representing a decrease of $10.4 million as compared to 2021.

The Jennings Branch ended 2022 with $6.7 million in loans, which was a decrease of $10.9 million from 2021. On the deposit side, the Jennings Branch closed 2022 with $50.1 million in deposits, representing an increase of $9.1 million compared to 2021.

The Lake Charles Loan Production Office ended 2022 with $78.9 million in loans, boasting a massive growth of $26.2 million as compared to 2021.

The combined Southwest Division closed 2022 with $10 million of loan growth over 2021, resulting in $169.9 million in loans. The deposit side decreased by $1.3 million, resulting in $224.4 to close 2022.

As in previous years, we are lucky and thankful for our dedicated employees, guidance and support from management and Board of Directors, and our loyal customers. Because of this, First Guaranty Bank's Southwestern Region will continue to thrive!

Glenn A. Duhon, Sr.
Senior Vice President/Regional Manager
FIRST GUARANTY BANK

FGB FIRST GUARANTY BANK Board of Directors



Front Row *(left to right): Edgar R. Smith III, Nancy C. Ribas, Gloria M. Dykes, Dr. Phillip E. Fincher.* ***Middle Row*** *(left to right): Andrew Gasaway, Jr., Bruce McAnally, Marshall T. Reynolds, Ann A. Smith, William K. Hood, Jack Rossi, Robert H. Gabriel.* ***Back Row*** *(left to right): Jack M. Reynolds, Richard W. "Dickie" Sitman, Alton B. Lewis, Edwin L. Hoover, Jr., Anthony J. Berner, Morgan S. Nalty*

ANTHONY J. BERNER, JR.
Consultant, Gold Star Food Group.
Former President of Pon Food Corporation of Ponchatoula.

GLORIA M. DYKES
Owner of Dykes Beef Farm and
Part Owner of Dykes Feed & Fertilizer Inc. and Bluff Creeks Properties.

DR. PHILLIP E. FINCHER
North Louisiana Advisory Board.
Retired Economics/Finance Professor of Louisiana Tech University.
Board member of Claiborne Electric Cooperative.
Owner of C & B Ranch since 1969.

ROBERT H. GABRIEL
President of Gabriel Building Supply Company of Ponchatoula and Amite.

ANDREW GASAWAY, JR.
Secretary, Board of Directors of First Guaranty Bank.
President of Gasaway-Gasaway-Bankston Architects.

WILLIAM K. HOOD
Chairman of the Audit Committee,
Directors' Loan Committee.
President, Hood Automotive Group.

EDWIN L. HOOVER, JR.
President of Encore Development Corporation.

ALTON LEWIS
Vice Chairman of the Board,
Chief Executive Officer/President of First Guaranty Bank and Vice Chairman of the Board, Chief Executive Officer/President of First Guaranty Bancshares, Inc.

BRUCE MCANALLY
Registered pharmacist, Director of Paragon HealthCare in Dallas, RxPreferred Benefits in Nashville, and Best Value Pharmacies in Ft. Worth.

MORGAN S. NALTY
Investment Banking Executive and Partner in the firm of Johnson Rice & Company, LLC.

JACK M. REYNOLDS
Vice President of Trifecta Productions, Vice President of Pritchard Electric and Secretary, ADJ Corporation. Board member of Energy Services of America, The Harrah and Reynolds Corporation, and Citizens Deposit Bank.

MARSHALL T. REYNOLDS
Chairman of the Board of First Guaranty Bancshares, Inc. and Chairman of the Board of First Guaranty Bank.
Chairman of Champion Industries, Inc.

NANCY C. RIBAS
Owner of Ribas Holdings LLC.

JACK ROSSI
Chairman of First Guaranty Bancshares, Inc. Audit Committee.
Certified Public Accountant in West Virginia and Vice President Business Development at Summit Community Bank in West Virginia and Virginia, on the Board of Trustees of the West Virginia Investment Management Board, a member of the Charleston Area Alliance Board, and the Treasurer and Past Chairman of the Charleston Regional Chamber Of Commerce Board, and West Virginia University Business Economics Visiting Committee.

RICHARD W. "DICKIE" SITMAN
Director of Dixie Electric Membership Corporation.
Board President of Dixie Business Center.
Board member of the Association of Louisiana Electric Co-ops.

ANN A. SMITH
Member of the Southern University Board of Supervisors, Southern University Chairwoman Emeritus, former member of Louisiana Office of Student Financial Assistance Advisory Board (LOSFA).
Retired member of the Tangipahoa Parish School Board. Committee member of the Ray Smith Memorial Fund.

EDGAR R. SMITH, III
Chairman and CEO of Smitty's Supply, Inc. and its affiliates, Cam 2 International, Big 4 Trucking, Big 4 Investments, Jaxon Energy, and Xeray Systems.

FGB FIRST GUARANTY BANCSHARES, INC. Board of Directors



Left to Right: Edgard R. Smith, III, Jack Rossi, William K. Hood, Vanessa R. Drew, Marshall T. Reynolds, Alton B. Lewis

FGB FIRST GUARANTY BANK Advisory Board



Left to Right: Thomas "Tommy" D. Crump, Britt L. Synco, Dr. Philip E. Fincher, Gil Dowies, III, John D. Gladney, M.D.

FIRST GUARANTY BANK Officers

Chairman

MARSHALL T. REYNOLDS*
Chairman of the Board

Executive Officers

ALTON B. LEWIS*
President and CEO

ERIC J. DOSCH*
Chief Financial Officer

Senior Vice Presidents

SUSAN I. ANDREWS
Director of Internal Audit

AMANDA W. BARNETT*
General Counsel

KATHERINE K. CAMPBELL
Controller

MARTY B. COLE

MARK J. DUCOING
Chief Deposit Officer

GLENN A. DUHON, SR.
Regional Manager
Abbeville, Louisiana

RONALD R. FOSHEE
Director of Lending Development

KEVIN J. FOSTER
Regional Manager
Denham Springs, Louisiana

SAM J. GALLO
Regional Manager
Bridgeport, West Virginia

C. AARON GLASER
Chief Technology Officer

MIKKI M. KELLEY
Human Resources Department Manager

WILLIAM F. LEACH
Chief Information Officer

JORDAN M. LEWIS
Texas Area President

MICHAEL MINEER
Mideast Area President

JANE A. MUEHLBAUER

DANIEL W. PACK
Regional Manager
Vanceburg, Kentucky

MICHAEL E. PARHAM
Construction/Facilities

CHRISTOPHER W. PARR

COBY L. PENNINGTON
Chief Information Security Officer

GREGORY P. PRUDHOMME
Regional Manager
Central Louisiana

CRAIG E. SCELFO
Regional Manager
Ponchatoula & St. Tammany, Louisiana

DESIREE B. SIMMONS
Chief Administrative Officer

EVAN M. SINGER
Chief Mergers & Acquisitions Officer

J. RICHARD STARK
Operations

JASON M. TURNER

RANDY S. VICKNAIR
Chief Lending Officer

CHRISTY L. WELLS
Regional Manager
Hammond, Louisiana

MATTHEW B. WISE
Chief Credit Officer

Vice Presidents

BRENDA A. BRISCOE
DARRYL P. BOUDREAUX
CHERYL Q. BRUMFIELD
CHRISTINA M. CARTER
AMMON L. COOPER
LOUIS J. CUSIMANO, JR.
VIKKI W. DUPAQUIER
RONALD W. EDMONDS
DENISE D. FLETCHER
CRAIG E. HRIBLAN
MATTHEW P. HUDNALL
ANTHONY S. HUGHES
SHIRLEY P. JONES
JOELLEN K. JUHASZ
BSA Officer
MICHAEL D. KNIGHTEN
TERRIE E. MCCARTNEY
COLTON C. MCDANIEL
MARY T. MAYO
LISA A. MUSGRAVE
JASON D. NORMAND
STEVEN F. OSMAN
SCOTT B. SCHILLING
AMBER L. SMITH
MARSHA V. SPRING
LISA K. STOKER
JOHN A. SYNCO
LAURYN H. WAITS

Assistant Vice Presidents

MIRANDA M. DERVELOY
SUSAN M. DESOTO
MICHELLE M. DIONNE
LANDA G. DOMANGUE
VANESSA R. DREW*
LUDRICK P. HIDALGO
LESLIE A. HINZMAN
DONNA S. HODGES
MARTIN R. HOLIFIELD
SARAH E. JENKINS
KEITH T. KLINE
LAURA L. LACOSTE
DANIEL L. LOE
CATHERINE E. MATHES
NICOLE M. MOUTON
PAMELA R. NORMAND
RAHUL R. PATEL
AREEB RASHIB
NIEKITSHA S. RIDLEY
KRISTY ROBERTS
CHANYON O. ROBINSON
DONNA D. SCAMARDO
STACY J. THOMPSON

Officers

MANDI B. AGUILLARD
CALVIN P. DUCOTE
JEANNETTE N. ERNST
KRISTIN M. WILLIAMS

*Officers of both First Guaranty Bank and First Guaranty Bancshares, Inc.

Total Assets
(in millions)


3500
3000
2500
2000
1500
1000
500
0
1993 1998 2003 2008 2013 2018 2019 2020 2021 2022

Total Assets
(in millions)

1993	$ 159
1998	$ 245
2003	$ 485
2008	$ 871
2013	$1,436
2018	$1,817
2019	$2,117
2020	$2,473
2021	$2,878
2022	$3,151

First Guaranty Assets have increased **1,882%** since 1993.

Tangible Common Equity [3]
(in thousands)


200000
150000
100000
50000
0
1993 1998 2003 2008 2013 2018 2019 2020 2021 2022

Tangible Common Equity
(in thousands)

1993	$ 9,005
1998	$ 17,376
2003	$ 43,557
2008	$ 61,429
2013	$ 80,033
2018	$141,108
2019	$146,566
2020	$159,876
2021	$172,880
2022	$184,678

Tangible Common Equity has increased **$175.7 million** since 1993.

[3]Total equity less preferred equity, goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization.

Net Income
(in millions)


30
25
20
15
10
5
0
1993 1998 2003 2008 2013 2018 2019 2020 2021 2022

Net Income
(in millions)

1993	$2.1
1998	$3.7
2003	$7.0
2008	$5.5
2013	$9.1
2018	$14.2
2019	$14.2
2020	$20.3
2021	$27.3
2022	$28.9

Total Deposits
(in millions)


3000
2500
2000
1500
1000
500
0
1993 1998 2003 2008 2013 2018 2019 2020 2021 2022

Total Deposits
(in millions)

1993	$ 149
1998	$ 257
2003	$ 376
2008	$ 780
2013	$1,303
2018	$1,630
2019	$1,853
2020	$2,166
2021	$2,596
2022	$2,724

Loans, Net of Unearned Income

(in millions)


3000
2500
2000
1500
1000
500
0
1993
1998
2003
2008
2013
2018
2019
2020
2021
2022

Loans, Net of Unearned Income

(in millions)

1993	$ 105
1998	$ 177
2003	$ 381
2008	$ 606
2013	$ 703
2018	$1,225
2019	$1,525
2020	$1,844
2021	$2,159
2022	$2,519

Investments [4]

(in millions)


800
700
600
500
400
300
200
100
0
1993
1998
2003
2008
2013
2018
2019
2020
2021
2022

Investments

(in millions)

1993	$ 30
1998	$ 73
2003	$ 59
2008	$139
2013	$635
2018	$405
2019	$427
2020	$239
2021	$364
2022	$452

[4] Available for sale securities at fair value, held to maturity at amortized cost.

FGB FIRST GUARANTY BANK Earnings & Dividends

	Earnings	Total Common Dividends Paid	Cumulative Retained Earnings (Deficit)*	Notable Events
1993	$2.1 million	$ 200,000	$(4,984,000)	▪ Investors purchased $3.6 million of common stock
1994	$1.7 million	$ 601,000	$(3,879,070)	
1995	$2.1 million	$ 815,000	$(2,796,000)	▪ Investors purchased $337,000 of common stock
1996	$3.3 million	$1,020,000	$ (774,000)	▪ Three-for-two stock split
1997	$3.4 million	$1,223,000	$ 1,205,000	
1998	$3.4 million	$1,223,000	$ 3,482,000	
1999	$3.4 million	$1,316,000	$ 4,473,000	▪ Investors purchased $9.6 million of common stock ▪ Acquired 13 branches from Bank One of Louisiana ▪ Acquired First Southwest Bank
2000	$5.0 million	$1,530,000	$ 5,027,000	▪ Gains from sale of acquired branches net of tax totaling $2.8 million
2001	$6.0 million	$1,668,000	$ 8,638,000	▪ Acquired Woodlands Bancorp ▪ Gains from sale of acquired branches net of tax totaling $1.3 million
2002	$3.5 million	$1,751,000	$10,426,000	
2003	$7.0 million	$2,086,000	$13,967,000	
2004	$8.6 million	$2,752,000	$19,771,000	
2005	$6.0 million	$3,173,000	$23,351,000	▪ Four-for-three stock split
2006	$8.4 million	$3,335,000	$28,402,000	
2007	$9.8 million	$3,503,000	$34,671,000	▪ Acquired Homestead Bancorp
2008	$5.5 million	$3,558,000	$36,626,000	
2009	$7.6 million	$3,558,000	$40,069,000	
2010	$10.0 million	$3,558,000	$45,203,000	
2011	$8.0 million	$3,610,000	$47,650,000	▪ Acquired Greensburg Bancshares
2012	$12.1 million	$4,035,000	$53,702,000	▪ 10% common stock dividend ▪ Dividend rate per share remains $0.16 per quarter
2013	$9.1 million	$4,027,000	$58,102,000	▪ Total loans exceeded $700 million ▪ 82 consecutive quarterly dividends paid
2014	$11.2 million	$4,027,000	$64,905,000	▪ Net income available to common shareholders grew by 28% ▪ Retained earnings grew by $6.8 million ▪ Total loans reached $790 million
2015	$14.5 million	$4,247,000	$73,445,000	▪ 55% Efficiency Ratio ▪ Retained earnings grew by $6.8 million ▪ 10% common stock dividend ▪ Listed in NASDAQ ▪ Redeemed SBLF Preferred Stock

2016	$14.1 million	$4,870,000	$82,668,000	▪ Loans totaled $949 million ▪ Focus on Fortress Balance Sheet
2017	$11.8 million	$5,210,000	$89,209,000	▪ Grand openings of Bossier City, LA Banking Center ▪ Acquisition of Synergy Bank and addition of five new Texas locations ▪ New Texas loans of $128.0 million and Texas deposits of $127.0 million ▪ 50% ownership in Centurion Insurance Services allowing First Guaranty to sell insurance products ▪ 10% common stock dividend paid to shareholders ▪ Set a new record from $949 million in loans to $1.149 billion loans outstanding at year end
2018	$14.2 million	$5,636,000	$97,786,00	▪ Grand opening of Lake Charles, LA Loan Production Office ▪ Total loans surpassed $1.2 billion
2019	$14.2 million	$5,803,000	$106,244,000	▪ Acquisition of The Union Bank and addition of seven new Louisiana locations ▪ Declared a 10% stock dividend ▪ Total assets exceeded $2 billion ▪ Completed and opened our new Amite branch office ▪ Celebrated openings of Texas branches ▪ Installed four ITMs
2020	$20.3 million	$6,234,000	$120,328,000	▪ Retained earnings of $57.4 million ▪ Strengthened loan loss reserve and strong loan growth ▪ Named #1 BEST SMALL BANK IN LOUISIANA AND THE U.S.! ▪ Provided 900 PPP loans to small businesses for a total of $111.1 million, assisting 917 small businesses ▪ MyFGB app ▪ Opened the FGB Center
2021	$25.9 million	$6,393,000	$139,849,000	▪ Year-end 10% common stock dividend ▪ For the SECOND CONSECUTIVE YEAR named the #1 BEST SMALL BANK IN LOUISIANA AND THE U.S.! ▪ Asset quality increased as Texas Capital Ratio decreased from 11.65% to 6.56%. ▪ Expansion into Mideast Markets ▪ MidEast market loans of $64.5 million
2022	**$26.6 million**	**$6,859,000**	**$159,546,000**	▪ **118th consecutive quarterly dividend** ▪ **For the THIRD CONSECUTIVE YEAR named #1 BEST SMALL BANK IN LOUISIANA AND THE U.S.!** ▪ **$3.15 billion Total Assets** ▪ **Over $804,000 in charitable and civic contributions in the communities FGB serves** ▪ **Texas Loans increased to $333.8 million** ▪ **Texas Deposits increased to $341.4 million** ▪ **MidEast Market loans increased to $210.9 million** ▪ **MidEast Market deposits of $7.5 million**
	$278.8 million	**$97,820,000**		

** Retained earnings have not been adjusted to consider stock splits or stock dividends. This better reflects earnings that have been retained as capital. Retained earnings is the product of Company earnings less common and preferred dividends. The accumulated deficits in 1993 through 1996 were due to losses incurred prior to 1993.*


WEST VIRGINIA
35
KENTUCKY
36
30
33
31
32
TEXAS
34

FGB FIRST GUARANTY BANK Banking Locations



27
24
6
7
12
14
10
20
49
LOUISIANA
4
25
21
20
13
23
8
17
18
11
5
22
15
28
9
29
2
1
26
12
16
10
19
55
3

LOCATIONS

1. **Main Office Hammond, LA** – Guaranty Square
2. Hammond, LA – Guaranty West
3. Abbeville, LA
4. Alexandria, LA
5. Amite, LA
6. Benton, LA
7. Bossier City, LA
8. Bunkie, LA
9. Denham Springs, LA
10. Dubach, LA
11. Greensburg, LA
12. Haynesville, LA
13. Hessmer, LA
14. Homer, LA
15. Independence, LA
16. Jennings, LA
17. Kentwood, LA
18. Kentwood, LA – West
19. Lake Charles, LA – Loan Production Office
20. Marksville, LA – Main Street
21. Marksville, LA – Tunica
22. Montpelier, LA
23. Moreauville, LA
24. Oil City
25. Pineville, LA
26. Ponchatoula, LA
27. Vivian, LA
28. Walker, LA
29. Watson, LA
30. Denton, TX
31. Fort Worth, TX
32. Garland, TX
33. McKinney, TX
34. Waco, TX
35. Bridgeport, WV
36. Vanceburg, KY

FGB FIRST GUARANTY BANK ATM/ITM Locations

ATM LOCATIONS

SOUTH LOUISIANA

ABBEVILLE, LA
799 West Summers Drive

AMITE, LA
100 East Oak Street

1014 West Oak Street

BEDICO, LA
Bedico Supermarket:
28473 Highway 22

DENHAM SPRINGS, LA
2231 South Range Avenue

GREENSBURG, LA
6151 Highway 10

HAMMOND, LA
1201 West University Avenue

2111 West Thomas Street

400 East Thomas Street

North Oaks Medical Center:
4 Medical Center Drive

North Oaks Rehabilitation Center:
1900 South Morrison Boulevard

INDEPENDENCE, LA
455 Railroad Avenue

JENNINGS, LA
500 North Cary Avenue

KENTWOOD, LA
723 Avenue G

LIVINGSTON, LA
(LPMC) Livingston Parish
Medical Center:
17199 Spring Ranch Road

LORANGER, LA
19518 Highway 40

MONTPELIER, LA
35651 Highway 16

PONCHATOULA, LA
500 West Pine Street

ROBERT, LA
Robert's Supermarket:
22628 Highway 190

WALKER, LA
29815 Walker Road South

WATSON, LA
33818 Highway 16

NORTH LOUISIANA

BENTON, LA
189 Burt Boulevard

BOSSIER CITY, LA
4221 Airline Drive

DUBACH, LA
117 East Hico Street

HAYNESVILLE, LA
10065 Highway 79

HOMER, LA
401 North 2nd Street

OIL CITY, LA
126 South Highway 1

VIVIAN, LA
102 East Louisiana Avenue

CENTRAL LOUISIANA

ALEXANDRIA, LA
1701 Metro Drive

6201 Coliseum Boulevard

BUNKIE, LA
1110 Shirley Road

HESSMER, LA
2705 Main Street

MARKSVILLE, LA
211 East Tunica Drive

711 Paragon Place (Paragon Casino & Resort)

MOREAUVILLE, LA
10710 Highway 1

PINEVILLE, LA
40 Pinecrest Drive

TEXAS

FORT WORTH, TX
2001 North Handley Ederville Road

WACO, TX
7600 Woodway Drive


7 WAYS
To check your daily balance
Use Online Banking 1
2 Download our app!
Enable Text Banking 3
4 Visit an ITM
Use 24-Hour Telephone Banking 5
6 Call our Customer Support Center
Stop by your local FGB branch 7
FIRST GUARANTY BANK

ITM LOCATIONS



AMITE, LA
632 West Oak Street

BOSSIER CITY, LA
4221 Airline Drive

DENHAM SPRINGS, LA
2231 South Range Avenue

GUARANTY WEST, LA
2111 West Thomas Street

HAMMOND MAIN OFFICE, LA
400 East Thomas Street

KENTWOOD, LA
723 Avenue G

PONCHATOULA, LA
500 West Pine Street

DENTON, TX
2209 West University Drive

FGB

FIRST GUARANTY BANK Departments & Locations

GUARANTY SQUARE

(985) 345-7685
(888) 375-3093
400 East Thomas Street
Hammond, LA 70401



APPRAISAL REVIEW

(Left to right)
Front: Starr Bernier, Stevie Vazquez, Donna Turnage
Back: Patricia Schillace, Luke Orlando, Jake Schembre, Laura Huszar


FGB



BSA MARKSVILLE

(Left to right)
Front: Cathy Butter, Lucinda Jacobs

BSA MAIN

(Left to right)
Front: Kendra Fairburn, Linda Miller, Kayla Perault
Back: Ludrick Hidalgo, Sharmaine Robertson, JoEllen Juhasz, Christe Feimster


FGB

COMPLIANCE & LOAN REVIEW

(Left to right)
Front: Allison Duke, Isabel Oliva, Crystal Ward
Back: Megan Braden, Christina Carter, Byron Scullin, Breanna Bankston
Not Pictured: Destiny Bankston



CONSTRUCTION & FACILITIES MAIN

(Left to right)
Darryl Boudreaux, Mike Parham, Luke Varisco
Not Pictured: Joseph Ernest



CONSTRUCTION & FACILITIES MARKSVILLE

Armenio Magday



CREDIT MAIN

(Left to right)
Front: Claire Bourgeois, Blair Crump, Jane Wear, Lana Quinn, Taylor Lacara, Brianda Robinson
Back: Matt Wise, Louis Cusimano, Josh Madere, Patrick Meyers, Rene Puissegur, Colton McDaniel, Corey Hayden, Ben Lopez
Not Pictured: Madison Matherne, Marvin Cervantes, Christian Baer, Brittanie Wallace



CREDIT TX

(Left to right)
Stacy Dutcher, Ben Golan, Keith Klein
Not Pictured: Adam Smith



CREDIT CARD

(Left to right)
Derhonda Gaines, Jason Wilson, Debbie Dubuisson



CUSTOMER SUPPORT CENTER

Stairs (Top-Bottom): Ineteanna Hill, Cassandra Brumfield, Devenair Fultz, Cianna Templet, Norma Volkers, Shanara Pope
Front: Laura Ard, Danyelle Green, Angie Alvarado, Angela Grant, Danielle Huff, Matthew Sullivan, Destiny Harris, James Sullivan



DEPOSIT MANAGEMENT & PUBLIC FUNDS

(Left to right)
Front: Brandi Steffek, Holly Tamburello
Back: Thomas Calmes, Mark Ducoing, Phillip Jeanfreau, Steve Osman



EFT SERVICES

(Left to right)
Front: Brooke Garner, Alexa "Lexi" Salpietra, Elisa Costanza
Back: Sandra Hughes, Keith Mills, Brandon Stewart, Richard Stark
Not Pictured: Nicole Jackson, Cecelia Kinchen, Jada Breaux


FGB

DEPOSIT OPERATIONS MAIN

(Left to right)
Front: Tinesha Dyson, Tammy Graves, Shirley Jones, Lori Lloyd, Stefanie Addison
Back: Matthew Murphy, Betty Plauche, Tracey Robertson, Kim Fletcher, Amanda Johnson, Christina Lacara
Not Pictured: Glenda Saucier



EXECUTIVE

(Left to right)
Alton Lewis, Kristin Williams, Vanessa Drew, Amanda Barnett





FINANCE MAIN

(Left to right)
Front: Camryn Woods, LaQuita Johnson, Karli Bishop, Katherine Campbell, Jessica Maxwell
Back: Michael Moye, Jacob Anthon, Eric Dosch, Rhesha Lamonte, Chandra McKinney, Donna Scamardo
Not Pictured: Nolan Hall, Diane Lanier, Lainey Roberts, Jannifer Knighten

FINANCE MARKSVILLE

(Left) Calvin Ducote



FRONTLINE MAIN

(Left to right)
Front: Vickie Vanlandingham, Janay Cowart, Brianna Lowe, Maggie Hovsepian
Back: Ashley Johnson, Jeannette Ernst, Richard Hamilton, Edrea Jackson
Not Pictured: Ciara Hart



HUMAN RESOURCES MAIN

(Left to right)
Front: Landa Domangue, Blair Wascom
Back: Rudi Perrault, Mandi Aguillard, Mikki Kelley, Christin Bacile



HUMAN RESOURCES MARKSVILLE

Jason Normand







INFORMATION SECURITY MAIN

(Left to right)
Coby Pennington,
Samantha Petracek

INFORMATION SECURITY WACO

(Left) Kenny Wilson





INFORMATION TECHNOLOGY MAIN

(Above, Left to right)
Front: Nick Barker, Nicole Brown, Tori Mac, Wendy Kinchen
Row 2: Lake Newell, Merill Magday, Dawn Cortez, Bill Leach,
Row 3: Makiel Peters, Tyler Matherne, Aaron Glaser,
David Couvillon, Austin Grant
Back: Jesper Kvist, Mark Montalbano, Lee Livaudais
Not Pictured: Star Lala

INFORMATION TECHNOLOGY MARKSVILLE

(Left) Tyler Roy



INTERNAL AUDIT MAIN

(Left to right)
Nicole Ferrante, Susan Andrews, Hannah White, Michelle Dionne



INTERNAL AUDIT TX

Nancy Rodriguez



LEARNING AND DEVELOPMENT NORTH LA

Kendra Phipps, Amber Smith

LEARNING AND DEVELOPMENT MAIN

(Left to right)
Front Vikki Dupaquier, Miranda Derveloy
Back: Mary Mayo, Summer Alessi, Wil Brown, Casie Qualls


FGB

LENDING MAIN

(Left to right)
Front: Christy Wells, Vickie Jenkins, Catherine Egnew
Back: Christopher Geraci, Scott Schilling, Mike Knighten



LENDING MAIN

Randy Vicknair, Melanie Gottschalck



Ronnie Foshee



LOAN OPERATIONS MAIN

(Left to right)
Front: Kellie DeMarco, Virginia Lambert, Caprice Abed, Karleigh Bourgoyne, Catherine Mathes, Lauryn Waits, Denise Rehage, Heather Liuzza, Chelsi Overton, Sarah Jenkins
Middle: Laura Lacoste, April Coker, Sarah Matthews, Angela Fields, Kim Drury, Emily McIntyre, Amy King, Caitlyn Cline
Back: Darlene Albert, Elizabeth Roy, Julie Carmo, Donna Hodges, Luke Lavergne, Krystal Gregory, Brittni Pareti, Connor Porta
Not Pictured: Sarah Sheridan, Melissa Nevels & Sharon Rogers



LOAN OPERATIONS ALEXANDRIA

Leah Hunter



LOAN OPERATIONS MARKSVILLE

Melissa Small, Stephanie Moses



LOAN OPERATIONS TX

(Front, left to right): Jenny Bae, Jan Brownd
(Stairs, bottom to top): Janice Muse, Linda Kolosey, Lisa Stoker



MARKETING

Stairs (Top to bottom): Allison Ryan, Lauren Lee, Kay Kearney
Front (Left to right): Desiree Simmons, Kailey Aveton, Carl Duplessis

MERGERS AND ACQUISITIONS

Evan Singer, Kristy Petit



MORTGAGE MAIN

(Left to right)
Front: Kyleen Tulion, Jozey Pfister, Christine Zeringue
Back: Anna Borgstede, Bridgette DeMars, Brandon Wear, Kimberely Lecumberri
Not Pictured: Martin Holifield, Melissa Duchmann



MORTGAGE MARKSVILLE

Becky Sellers



ONLINE BANKING

(Left to right)
Front: Melinda Lenz, Tasha Jackson, Julie Nevels, Richard Stark
Not Pictured: Madison Gatlin



REGIONAL EXPERIENCE AND OPERATION MANAGERS

(Left to right)
Front: Hali Lacour, Marsha Spring, Glenda Graham
Back: Shane Hughes, Chanyon Robinson, Daniel Prince, Daniel Loe, Nicole Mouton, Areeb Rashid, Steve Osman





SPECIAL ASSETS - MARKSVILLE

Joann Moreau

SPECIAL ASSETS

(Left to right)
Christian Baer, Rhonda Schliegelmeyer, Lee Ann Sibley, Luke Hammonds





ABBEVILLE
(337) 893-1777
799 West Summers Drive
Abbeville, LA 70510

(Left to right)
Front: Ruth Huron, Kayla Gaspard, Ashley Prince, Gretchen Meaux
Back: Cody Gil, Diane Frederick, Rhesa Decuir, Glenn Duhon, Amy Broussard, Lisa Guidry, Saxon Fuqua




BANK

ALEXANDRIA
(318) 443-8994
1701 Metro Drive
Alexandria, LA 71301

(Left to right)
Front: Pamela Normand, Nolan Spillers
Back: Lisa Hernandez, Rachel Hazelton, Jeanette Brown, Lakisha Brossette, Jajuanna Pardue



AMITE

(985) 748-5111
632 West Oak Street
Amite, LA 70422



(Left to right)
Front: Heather Williams, Roxane Williams, Shana Wells
Back: Crystal Barnes, Brooke McNabb, Jeremy Adamson, Ike J Long II, Saleatha Gordon, Stephanie Campo


FIRST
GUARANTY
BANK

BENTON

(318) 965-2221
189 Burt Boulevard
Benton, LA 71006



(Left to right)
Front: Monique Rochelle, Kendria Smith
Back: Cori Scott, Tamantha Boatman, Kristy Schuldt, Donna Cummings



BOSSIER CITY

(318) 383-5234
4221 Airline Drive
Bossier City, LA 71111



(Left to right)
Front: Janet Parmer, Mildred Williams, Lynn Henry
Back: Kristi Harmon, Pam Coyote, Jorge Caal, Matt Hudnall, Allison Gaston


FULL SERVICE BRANCH
COMING SOON!
FGB
GUARANTY BANK

BRIDGEPORT, WEST VIRGINIA

Loan & Deposit Production Office



(Left to right)
Front: Lisa Musgrave, Wendy Wayne, Lisa Blackwell, Diana Kinder
Back: Craig Hriblan, Jason Turner, Sam Gallo, Chris Parr



BUNKIE

(318) 346-4981
1110 Shirley Road
Bunkie, LA 71322



(Left to right)
Front: Kim Ferguson, Rebekah Turner
Back: Casey Brouillette, Josiah Blood, Jadelyn Hall



DENHAM SPRINGS

(225) 791-7964
2231 South Range Avenue
Denham Springs, LA 70726



(Left to right)
Front: Kailey Dolan and Michelle O'Quin
Middle Sitting: Katie Naquin, Kathie Alimia, Ashley Oliver
Standing: Sharon Moore, Reynold Lagarrigue, Clint Trant
Not pictured: Kevin Foster


FIRST GUARANTY BANK

DENTON

(940) 383-0700
2209 West University Drive
Denton, TX 76201



(Left to right)
Jerad Boardman, Leslie Hinzman, Monica Windham, Matthew Jefferson
Not Pictured Karen Stevenson



DUBACH

(318) 777-3461
117 East Hico Street
Dubach, LA 71235



(Left to right)
Front: Iesha Johnson, Angela Brown
Back: Kristy Roberts, Cassie Roberson, Jeremy Dubose
Not Pictured: Diane Shoemaker


FIRST GUARANTY BANK

FORT WORTH

(817) 502-6611
2001 North Handley Ederville Road
Fort Worth, TX 76118


FORT WORTH STOCK

(Left to right)
Front: Aaron Coleman, Hailey Hamilton
Back: Julius Boose, Yvette Rachal, Amber McKinley
Not Pictured: Teresa Ortiz


FGB

GARLAND

(214) 227-4550
603 Main Street #101
Garland, TX 75040



(Left to right)
Front: Amy Turner, Jennifer Petty
Back: Perla Alvizo, Ross Matthews, Sara Wayne, Brenda Briscoe


FIRST GUARANTY BANK

GREENSBURG

(225) 222-6101
6151 Highway 10
Greensburg, LA 70441



(Left to right)
Front: Melissa Smith, Trella Page
Middle: Holly Mulkey, Corten Coleman, Tyraneisha Burton
Back: Beau Brumley, Paige Rushing



HAMMOND – GUARANTY WEST

(985) 375-0371
2111 West Thomas Street
Hammond, LA 70401



(Left to right)
Front: Epris Mcknight, Tiffany McCallister, Angel Cox
Back: Shavonda Watts, Callie Guillot, Latonia Cotton, Ciara Hart



HAYNESVILLE

(318) 624-1171
10065 Highway 79
Haynesville, LA 71038



(Left to right)
Front: Candice Cripe, Caree Claunch
Back: Brooke Scott, Angela Edwards, Pennie Smith, Tammy Burley


FIRST
GUARANTY
BANK

HESSMER

(318) 563-4583
2705 Main Street
Hessmer, LA 71341



(Left to right)
Rikki Deaville, Kathy Ponthieux, Ariel Deming, Nyika Moore



HOMER

(318) 927-3000
401 North 2nd Street
Homer, LA 71040



(Left to right)
Front: Niekitsha Ridley, Candi White, Tristan Lowe, Caree Claunch
Middle: Debbie Spigner, C'Nya Anderson, Shanya Cowser
Back: Ron Edmonds, Angela Thomas, Laura Pair, John Synco



INDEPENDENCE

(985) 878-6777
455 West Railroad Avenue
Independence, LA 70443



(Left to right)
Front: Elizabeth McKinzie, Karen Paille, Peggy Garon
Back: Natalia Rossano, Cheryl Brumfield, Caitlin Doty
Not Pictured: Kay Luke



JENNINGS

(337) 824-1712
500 North Cary Avenue
Jennings, LA 70546



(Left to right)
Front: Georgette Miller, Tyler Savoie
Back: Brenda Mallet, Gwen Pete, Amanda Crochet



FIRST GUARANTY BANK

KENTWOOD

(888) 375-3093
301 Avenue F
Kentwood, LA 70444



New Kentwood branch rendering



(Left to right)
Front: Madison Wood, Connie Butler
Middle: Allison Keating, April McCray
Back: Destiny Lindsey, Lisa Rushing, Chris Geraci, Jeremy Addison
Not Pictured: Lindsey George



KENTWOOD WEST

(985) 229-6101
723 Avenue G
Kentwood, LA 70444



(Left to right)
Ashley Ellzey, Ruby Carter, Cara Garner



LAKE CHARLES:

LOAN PRODUCTION OFFICE

(337) 824-1712
4740 Nelson Road, #320
Lake Charles, LA 70605



Sitting: Amber Conroy
Standing: Rahul Patel



MARKSVILLE

(318) 253-4531
305 North Main Street
Marksville, LA 71351



Marksville Legal:
Samantha Lachney
Not Pictured:
Amanda Theriot



(Left to right)
Front: Greg Prudhomme, Sheila Smith, Jana Joshua, Ronald Chatelain, Colleen McGehee
Middle Cynthia Wyatt, Kristen Nelson, Ann Tassin
Back: Elizabeth Lemoine, Katherine Scallan, Ronny Green Jr.


FIRST
GUARANTY
BANK

MARKSVILLE - TUNICA

(318) 253-9835
211 East Tunica Drive
Marksville, LA 71351



(Left to right)
Front: Nickie Dauzat, Mandy Trotter, Angel Williams
Back: Carolyn Bordelon, Colton Campbell, Natalie Raymond, Shelby Marsh
Not Pictured: Catherine Normand

Tunica - Tag & Title/Insurance
(Left to right)
Minnie Deshotel, Pamela Landry


FGB
FIRST GUARANTY BANK



(Left to right)
Front: Deborah King, David Tidwell
Back: Gustavo Melendez
Not Pictured: Callistus Amajoyi, Hector Herrera, Ayan Musharraf

MCKINNEY

(972) 562-1400
8951 Synergy Drive, #100
McKinney, TX 75070



Jordan Lewis





(Left to right)
Betsy R. Ehret, Brianna Chaney, Trella Page

MONTPELIER

(225) 777-4304
35651 Highway 16
Montpelier, LA 70422


FIRST
GUARANTY
BANK

MOREAUVILLE

(318) 985-2299
10710 Highway 1
Moreauville, LA 71355



(Left to right)
Front: Elizabeth Bordelon, Laura Dufour
Back: Catherine Normand, Susan Desoto, Melinda Fontenot, Courtney Lacombe
Not pictured: Lakin Lemoine


FIRST
GUARANTY
BANK

OIL CITY

(318) 995-6682
126 South Highway 1
Oil City, LA 71061



(Left to right)
Front: Emma Rolling, Dana Moore
Back: Jeremy Hartley, Tina Gay, Samantha Dupree



PINEVILLE
(318) 641-7564
40 Pinecrest Drive
Pineville, LA 71360



(Left to right)
Chaston Price, Evelyn Pickney, Robyn Patterson, Taylor Peavy
Not pictured: Monchondria Allen



PONCHATOULA
(888) 375-3093
500 West Pine Street
Ponchatoula, LA 70454



(Left to right)
Front: Joan Thibodeaux, Lori Robertson, Mallory Leeper, Amiee Gervais
Back: Craig Scelfo, Laura Serpas, Denise Fletcher, Misty Shaffett, Elliot Goorley


FGB
FIRST GUARANTY BANK
FIRST GUARANTY BANK
NOW OPEN



(Left to right)
Front: Jane Muehlbauer, Ashley White, Jodie Collier, Tammy Highfield
Back: Mike Mineer, Adam Christy, Marty Cole, Ammon Cooper
Not Pictured: Dan Pack

VANCEBURG

15 Second Street
Vanceburg , KY 41179
(606) 375-4604



VIVIAN

(318) 375-3202
102 East Louisiana Avenue
Vivian, LA 71082



New Vivian branch rendering



(Left to right)
Front: Caroline Harville, Stacy Thompson
Back: Samantha Berry, Glenda Sepulveda, Madison Mosley, Diana Cash



WACO

(254) 399-0700
7600 Woodway Drive
Waco, TX 76712



(Left to right)
Pam Lambert, Jessica Garcia, Amy Dennis, Terrie McCartney



WALKER

(225) 664-5549
29815 Walker Road South
Walker, LA 70785



(Left to right)
Front: Sheila Lofton, Angela Wales
Back: Kylie Sibley, Joey Amadeo, Joy Christman


FIRST
GUARANTY
BANK



WATSON

(225) 665-0400
33818 Highway 16
Denham Springs, LA 70706

(Left to right)
Bill Smith, Haleigh Brooks, Emily Glaviano, Kay Luke
Not Pictured: Mary Kutej

Our Mission

The mission of First Guaranty Bank and First Guaranty Bancshares, Inc. is to increase the shareholder value while providing financial services for and contributing to the growth and welfare of the communities we serve.



We believe that each customer is our most important customer and should be treated as such. We endeavor to provide levels of service that exceed the expectations of all our customers.



We believe that our employees are our greatest asset, as demonstrated in their professionalism and dedication. We encourage open communications and strive to cultivate an entrepreneurial environment in which our employees feel highly responsible for the performance of the bank, and an environment where they will contribute new ideas and innovations that will help us excel.



We seek to enhance stockholder value by continually improving the quality of earnings, growth in earnings, return on equity and dividend payout.



We strive to be socially responsible corporate citizens by supporting community activities and encouraging our employees to be actively involved in our communities. We are committed to the success of the communities that we serve, the same communities our employees call home. Our goal is to participate in making our communities better places in which to live, work and play.


FGB
FIRST GUARANTY BANK

FGB Emerging Leader Development Program


FIRST GUARANTY BANK
EMERGING LEADERS

The Emerging Leader Development Program was developed in early 2022 and is designed to enhance the leadership skills of high potential employees and future leaders within the bank.

The goal of the program is for each participant to increase their knowledge bank-wide and to help identify their own strengths and opportunities when it comes to leadership. Throughout the course of the year, participants meet once a month to hear from various departments and bank executives. They engage with members of senior management, volunteer in the community, and participate in team building exercises.

Upon completion of the program, participants will have learned principles of public speaking, be able to demonstrate behaviors that influence and inspire others and be able to apply those skills for their own personal and professional development.












FIRST GUARANTY








FIRST GUARANTY BANK




FGB
Gives
Back

Community contributions are a priority budget item for First Guaranty Bank. Listed are the institutions, organizations, and associations that we have assisted with contributions and sponsorships during 2022.

At First Guaranty Bank, our goal is to help improve the communities we serve. In addition to monetary contributions, our employees dedicated time, energy, and effort to many of these worthy causes.

First Guaranty Bank contributions for community support exceeded $638,108 in 2022.

FGB Gives Back


Ammon Cooper presented a contribution to President Craig Stanfield for the Tollesboro Lions Club.



FGB Gives Back
001
Date 9/13/22
PAY TO THE ORDER OF The City of Ponchatoula $ 3000.00
Three Thousand Dollars and 0/100 DOLLARS
Memo For a Great Cause
FIRST GUARANTY BANK

First Guaranty Bank presented a contribution to Live After 5. Front row, left to right: Mayor Bob Zabbia, Faith Peterson, Rhonda Sheridan, Lauren Lee, Melissa Kairdolf, Back row, left to right: Joe Benson, Chad Troxclair, Steven Portier, Elliot Goorley.


First Guaranty Bank presented a contribution to Hope House. Left to right, Jajuanna Pardue, Robyn Patterson, and Chanyon Robinson.



WE UNDERSTOOD THE ASSIGNMENT
2021
2022

Left to right: Rikki Deaville presented a contribution to Angela Dixon, Director/Secretary of Save CenLA, Inc.

Photo, previous page: Kristin Williams presented a contribution to Melissa Griffin, Executive Director for an exhibit sponsorship at the Hammond Regional Arts Center.



Tangi's Only

First Guaranty Bank presented a contribution to Loranger High School Lady Wolves Softball Program. Left to right: Cheryl Brumfield, Makayla Watts and Claire Pelloat, LHS Softball Players and Nicole Pelloat of the Loranger High School Lady Wolves Softball Booster Club..


FGB
Gives Back


WE UNDERSTOOD THE ASSIGNMENT
2021 + 2022
SMALL B
IN THE U.S.
AMERICA'S BEST BANKS
Newsweek
AMERICA'S BEST BANKS
Newsweek
GREYHOUND

Keisha Millier presented a contribution to Tyson Hager, student at Welsh High School.


BOSSIER

Adam Johnston presented a contribution to Myron Manning, Head Coach of Bossier City 9U All Star baseball team.


FIRST GUARANTY
FGB Gives Back
001
Date 4-22-22
PAY TO THE ORDER OF LAUNCH
$10,000 00
TEN THOUSAND AND No/xx DOLLARS
FIRST GUARANTY BANK
Memo For a Great Cause

First Guaranty Bank presented a contribution to Launch. Left to right: Ludrick Hidalgo, Angela Wales, Launch board member, Jennifer Rizzi, Sharon Moore, Michelle O'Quin, Kathie Alimia, and Dr. Chantelle Varnado, Director of Launch.


This Station
Sponsored By:
First Guaranty
Bank

First Guaranty Bank contributed to Kiwanis Club of Denham Springs for the 2nd Annual Clay Shoot. Left to right: Bill Quirk, Melanie Gottschalck, Clint Trant, Reynold Lagarrigue.


FGB
Gives
Back



First Guaranty Bank presented a contribution to Kati LeBreton, Assistant Director of Development and Karley Fontenot, Events & Stewardship Coordinator for a contribution to the SLU Alumni.



Caree Bailey presented a contribution to Chris Brooks, Principal for the First Guaranty Bank Gold Star Program to help build moral and leadership skills among their staff at Haynesville High/Jr. High School.



Carl Duplessis presented a contribution to Richard Graves for Northshore Arts Foundation.



Photo at left: Crystal Ward presented a contribution to Na'Tisha Natt- Director of Community Engagement for the BizTech Challenge offered through Nexus Louisiana.


FGB
Gives Back

First Guaranty Bank presented a contribution to Christmas on Caddo. Left to right: Dana Moore, Glenda Graham, Casey Hartley, President of COC, Jeremy Hartley, Emma Rolling and Samantha Dupree.


ASSIGNMENT

Georgette Miller presented a contribution to Clare Coleman, Library Director of Jeff Davis Parish Library for the Summer Reading Program.



Caree Claunch presented a contribution to Lee Simms, Principal of Homer High School for the Danceline and FFA Leadership.



Desiree Simmons presented a contribution to Brian Shirey for the Hammond BBQ Cookoff.



Cheryl Brumfield and Peggy Garon presented a contribution to Dr. Alecia Cyprian, Chief Executive Officer of Southeast Community Health Systems for the Virtual Community Baby Shower event.


FGB
Gives
Back



Cheryl Brumfield presented a contribution to Carmella Coslan, Bookkeeper for Mater Dolorosa Catholic School and Mater Dolorosa Catholic Church for the sponsorship at the Annual Steak Dinner.



Desiree Simmons presented a contribution to Dr. Rick Settoon, General Manager for the Southeastern Channel.


HOLLY-Admin.
WILLIAMS-Ofc.
Cafeteria


FOOTBALL CAMP
Seedlinks
Athlete, LLC
ELITE LOY
FIRST GUARANTY BANK

Adam Johnston and Kendra Durham presented a contribution to Terrace Marshall's youth football camp that was free to athletes ages 6-18 for Bossier Parish and its surrounding areas.

Photo at left: Caree Claunch presented a contribution to Heather Brooks Principal, for the First Guaranty Bank Gold Star Program to help build moral and leadership skills among their staff at Haynesville Elementary School.


FGB Gives Back


WE UNDERSTOOD THE
IN THE
NAACP

Brenda Briscoe presented a contribution to Gwendolyn H. Daniels, Corporate Sponsor Chair for NAACP.



Jason Wilson presented a contribution to Patrick Coudrain for the Kiwanis Trivia night sponsorship.


FIRST
GUARANTY
BANK

Kristina Harmon presented a contribution to Sophia Herron and Jessica Miller for the annual luncheon with the Gingerbread House in Shreveport.



Pamela Normand and Jajuanna Pardue presented a contribution to Jeffrey Matthews, Coordinator for Hope House of Central Louisiana.


FGB
Gives Back


BEST SMALL BANK IN
LOUISIANA & THE U.S.
FIRST
GUARA
BANK
FANATICAL BANK

Keisha Miller presented a contribution to Lynn Klumpp, Secretary to the Chief of Police for the Jennings Police Department.


WE UNDERSTOOD THE
SSIGNMENT
IN THE
U.S

Photo at right: Colton Campbell presented a contribution to Alyssa Courville, Beta Club Member for the Marksville High School Beta Club.



Cheryl Brumfield presented a contribution to Coach Lee Vernon Willie, Jr. for the renewal of the Baseball Game Day sponsorship at Independence High Magnet School.



Cheryl Brumfield presented a contribution to Courtney Silewicz, Admissions Director, for the Bubbles, BBQ and Bingo Event at St. Thomas Aquinas Regional Catholic High School.



Photo at right: First Guaranty Bank presented a contribution to Village of Tangipahoa for the book bag giveaway event. Left to right: Sheila Martin, Mayor Village of Tangipahoa, Chris Geraci, and Allicie Briggs: Town Clerk Village of Tangipahoa.


FGB
Gives Back



Brandi Steffek presented a contribution to Melinda Blache for Teachers Appreciation Day at Woodland Park Magnet School.



Danielle Willie and Brandon Wear presented a contribution to Jivka Duke for a contribution to the School of Music at Southern Louisiana University.


FGB Gives Back
001
Date 01/20/22
PAY TO THE ORDER OF
DOLLARS
Two hundred fifty dollars
FIRST GUARANTY BANK
Memo For a Great Cause

First Guaranty Bank presented a contribution to the Athletic Department of St. Mary's Assumption School. Left to right: Melinda Kidder Fontenot, Blaine Dauzat, St. Mary's School Principal, and Steve Osman.

Jajuanna Pardue presented a contribution to Christy Close, Committee member and AHS seniors for the Trojans Travels Senior Night.


FGB
Gives
Back


FGB

First Guaranty Bank presented a contribution to Fifth Ward Community Center. Left to right: Ronald Chatelain, Elizabeth Lemoine, Sheila Smith, Colleen McGehee, Nathan Bordelon, President, Diane Bordelon, Treasurer, Calvin Ducote and Cynthia Wyatt.



Chris Geraci presented a contribution to Coach Antonio Richardson, for the Baseball program at Kentwood High School.



Denise Fletcher presented a contribution to school board members Rose Dominguez and Sandra Bailey Simmons for the 2022 Senior Breakfast at Ponchatoula High School.



Chris Geraci and Director Ann Smith presented a contribution to Coach Brown, Track coach for track uniforms at Kentwood High School.

Photo below: Casie Qualls and Kristin Williams presented a contribution to City of Hammond's Recreation Department for the Adult Leisure Program.


Believe


FGB Gives Back


INDEPENDENCE
ENTARY

First Guaranty Bank presented a contribution to Independence Learning Academy Back to School Bash. Left to right: Mrs. Donnis McIntyre, Principal of Independence High Magnet School, Ms. Jamie Mills, Principal of Independence Learning Academy, Cheryl Brumfield, Casse Whatley and Karen Phillips, Junior Auxiliary Representatives, Ms. Alexa Hookfin, Coordinator of Student Services Child Welfare and Attendance of the Tangipahoa Parish School System, Michelle Gallo, CEO/Executive Director, Crime Stoppers of Tangipahoa, Inc.,Rochelle Washington, Owner of A-Mazing Kidz Early Learning Center, LLC; Town of Independence Chief of Police Frank Edwards; Town of Independence Mayor Jim Paine.


THANK YOU

Chanyon Robinson presented a contribution to Lisa Guidry, CADA Victim's Advocate for Jeff Davis CADA Taste-N-Tell.


GB
GUARA NK
NO PARKING

Donna Hodges presented a contribution to Katie Landry and Bailey Derveloy for Albany High School Softball.



Denise Fletcher presented a contribution to Brigette Delatte Hyde, for Ponchatoula Project Graduation.


FGB
UARANTY BANK

Brandi Steffek presented a contribution to Carolyn Strahan with Greenville Park Leadership Academy for Teacher's Appreciation.

FGB *Gives Back*



Courtney Tramiel presented a contribution to Charlotte Moczygemba, Business Development Director for the Bossier Parish Chamber of Commerce, Louisiana State Capital Day sponsor.



Kristin Williams presented a contribution to Coach Darrion Buckels for the Hammond Magnet High School football team.

Adam Johnston presented a contribution to Justyn Dixon, President, for the North Louisiana Economic Partnership.


BANK

Jason Wilson presented a contribution to Dr. Ann Carruth, Dean of College of Nursing & Health Sciences for the Canine's and Cupcakes event.


SEEK FIRST TO UNDERSTAND
THEN TO BE UNDERSTOOD

Gretchen Meaux, Crystal Ward, and Chanyon Robinson presented a contribution to Brian Ford, Director, for Vermilion Boys & Girls Club.


FGB
Gives
Back


WE UNDERSTOOD THE
ASSIGNMENT

Josiah Blood and Colton Campbell presented a contribution to Jessica Hayes, Committee member for the Avoyelles Project Graduation.


FGB
FIRST GUARANTY BANK

Vanessa Drew presented a contribution to Chris Fox, President and Sean Jones, Attendee, for SOARR, Inc.



Denise Fletcher presented a contribution to Mr. Charles Coe, Commander for Post #47, for American Legion Post #47 for 2 boys to attend Boys State.



Kristin Williams presented a contribution to Erin Fleming and Monica St. Cyr for Hammond Eastside Magnet School's Fall Festival event.

Photo at right: Cheryl Brumfield and Peggy Garon presented a contribution to Christopher McKinney, IVFD and Event Sponsor for the Independence Volunteer Fire Department for the Smokin' On The Tracks Event.




FGB
Gives
Back



Chris Geraci and Director Ann Smith presented a contribution to Football Coach Jonathan Foster for Kentwood High School Football.



Randy Vicknair presented a contribution to Dr. Tará Lopez, Dean and Professor of Marketing for the Southeastern Louisiana University College of Business Partnership.


COUNCIL
KentwooD

Chris Geraci presented a contribution to Evelyn Williams, Town of Kentwood for the Book Bag and School Supply Giveaway.

Photo below: First Guaranty Bank presented a contribution to Mothers Against Drunk Driving, MADD. Left to right: Paula Zachary -Tangipahoa Alcohol & Drug Abuse Council (TADAC), Courtney Lachney, Sunny Wall House, Affiliate Executive Director and Ludrick Hidalgo.


FGB
Gives
Back



Denise Fletcher presented a contribution to Christie Atkins, Ponchatoula High School Assistant Principal for the 2022 Senior Breakfast.


MARY BIRD PERKINS
CANCER CENTER

Jason Wilson presented a contribution to Rocky Brown and fellow nurses from Mary Bird Perkins Center of Hammond for the Geaux Yoga event.



Angela Wales and Ludrick Hidalgo presented a contribution to Malayne Sharpe, Kiwanis President, for the Kiwanis Clay Shoot event.


RANKED #1
BEST SMALL BANK
LOUISIANA & THE U

Cheryl Brumfield presented a contribution to Andrew Truxillo, Chairman for the Italian Festival.



Alton Lewis presented a contribution to Athletic Director, Jay Artigues and Assistant Athletic Director for Athletic Development, Allie Crain, for the Southeastern Athletic Department.


FGB Gives Back


SERVE D
FGB Gives Back
001
Date
PAY TO THE ORDER OF
Serve Denton
$ 2500
Twenty Five Hundred
DOLLARS
FIRST GUARANTY BANK
Memo For a Great Cause

Leslie Hinzman and Jerad Boardman presented a contribution to Pat Smith, CEO, for Serve Denton.



Melanie Gottschalck presented a contribution to Michelle Biggs and Olivia Graziano for Southeastern Louisiana University Alumni.


RANKED #1
T SMALL BANK IN
ISIANA & THE U.S.
AMERICA'S
BEST
BANKS
2021
Newswee
LendingTree

Cheryl Brumfield presented a contribution to Jeanette Patanella for the Independence Summer Baseball Program.



Jason Wilson presented a contribution to Ryan Barker for Chappapeela Sports Park sponsorship.


FGB Gives Back



Raeuntraque Anderson presented a contribution to PHS Basketball Coaches & freshman player Jayden Walker for the Ponchatoula High School Boys Basketball Team.



First Guaranty Bank presented a contribution to Elton Junior High Jr. Beta students. Left to right: Matilda Briscoe, Kaley LeMoine - President, Georgette Miller, Caitlin McKay, and Mylee Chevallier.



Christy Wells presented a contribution to Hudson and Emery Tantillo for the St Tammany Parish Junior Livestock Association.

Jeremy Adamson presented a contribution to Athletic Director/Girls Head Basketball Coach Fekesha Pierre and Principal Travis Ford for the Girls' Basketball team at Amite High School.


AMITE

FGB Gives Back



Laura Pervez presented a contribution to Amaya Gervais - Ponchatoula Lady Green Waves Basketball for the Lady Waves Ponchatoula High School Basketball sponsorship.



Brandy Moon and Stacy Thompson presented a contribution to Coach John Kavanaugh and Asst. Coach Myron Manning for North Caddo High School's football team.


ASSIGNMENT

Photo at left: Kristin Williams presented a contribution to Peggy Hoover, Peggy Matheu and Joann Giannobile, for the FeLions Salute the Lions event.

Photo below: First Guaranty Bank presented a contribution to East Baton Rouge 4H Foundation. Left to right: Nick Uzee, EBR 4H Agent, Amy Schulze,4H Helper, Kay Luke, Kylie Sibley, Joy Christman, Kendra Fairburn, Angela Wales.


FGB Gives Back




WE UNDERSTOOD THE
ASSIGNMENT
2021
2022
IN THE
U.S.
FGB

Denise Fletcher presented a contribution to Shannon Aycock, Office Manager of Ponchatoula Area Recreation District.

Photo at left: Caree Claunch presented a contribution to Dwayne Woodard, President for the Annual Lake Claiborne Fireworks Show.



Catherine Egnew presented a contribution to Coach Christopher Blanchard for the Springfield High School Baseball team.

Photo at right: First Guaranty Bank presented a contribution to Simsboro High School for the FBLA State Competition. Left to right: Back row: Kemberlin Locks, Vanessa Bautista, Kayden Sullivan, Danylle Locks, Kaitlin Mercer, Teacher, Richard Canterbury; Front Row: Helen Fischer, Jadyn Bradley, Beatriz Hernandez; Not pictured: Michael Pesnell, Selena Colohua, Julian Escobedo, Lauryn Vernon.


TIGERS
SIMSBORO
FGB Gives Back
001
Date 3/24/2022
PAY TO THE ORDER OF Simsboro High School-FBLA $1000
DOLLARS
FIRST GUARANTY BANK
SIMSBORO


FGB
Gives Back



Melanie Gottschalck presented a contribution to Kati LeBreton to the SLU Foundation.



Chris Geraci presented a contribution to Baseball Coach Antonio Richardson and Mayor Roshell Bates for the contribution to the Kentwood High School Baseball team.


FIRST GUARANTY BANK
Download the MyFGB app today!
PAY BILLS
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LIONS
LEWIS COUNTY

First Guaranty Bank presented a contribution to Lewis County High School FBLA. Left to right: Marty Cole, Ashley White, Kody Willis, FBLA Director, Jodie Collier, and Tammy Highfield.

Photo below: First Guaranty Bank contributed to the Acadian Museum Foundation. Left to right: Rhesa Decuire, Gretchen Meaux, Linda Woodruff - Member, Diane Frederick, Ruth Huron.


FGB
Gives Back



Evan Singer and Trella Page presented a contribution to Chesterton Frye, Band Director, and Dr. Kelli Joseph, Superintendent, for the St. Helena Marching Band.



First Guaranty Bank presented a contribution to Loranger High School Football Program. Left to right: Cheryl Brumfield, Sam Messina, Head Football Coach, and Peggy Garon.



Mike Knighten and Scott Schilling presented a contribution to Angelle S Reeves, Assistant Director of Business and Marketing and Jim Winter, Director for Columbia Theatre sponsorship.

Photo below: First Guaranty Bank presented a contribution to the Bordelonville Volunteer Fire Dept. Left to right: Susan Desoto, Melinda K Fontenot, and James Gaspard, Fire Chief.

FGB Gives Back Ordinary People Doing

A

Acadian Heritage & Culture Foundation, Inc. (Fit for French – 2 Mile Fun Walk)
Albany High School - Softball Fencing
American Legion #47 – 2022 Boys State
American Legion #141 – Louisiana Girls State Program
Amite Chamber of Commerce
Amite High School – Championship and Football Rings
Amite Oyster Festival
Anderson Ray Leto Memorial Fund
Arts and Humanities Council for Avoyelles – Arts and Music Festival Sponsor
2022 ASH Trojan Travels – Alexandria Senior High Graduation Night Event
Avoyelles Council on Aging, Inc. – Christmas Lunch and Bingo, Box Fans, Senior Fun Day
Avoyelles High School – Diamond Sponsor and Improvements
Avoyelles High School – High School Spirit Squad
Avoyelles Parish Schools – Back to School Supplies
Avoyelles Parish School Board – Avoyelles High Football Team, Plaucheville Elementary Beta Club, Marksville High Baseball Team, Bunkie Baseball Sign
Avoyelles Public Charter School – Project Graduation 2022

B

Benton High School – Boys Soccer Gold Level Sponsor
Bordelonville Volunteer Fire Department – BBQ Dinner Fundraiser
Bossier Chamber of Commerce – Bossier Youth Leadership
Bossier Little League – Baseball and Softball
Bossier Parish School Board – Airline High Basketball
Boy Scouts of America
Boys and Girls Club of Acadiana
Bridgeport High School
Robert C. Byrd High School – Basketball Sponsorship

C

CADA – Taste n Tell Chef Team
Cedar Creek School
Town of Cheneyville – Founders Day Festival
Chisholm Trail RSVP, Inc. – Golf Tournament Sponsor
Christmas on Caddo – Platinum Sponsor
Claiborne Academy – Championship Rings, Booster Club, Golf Championship Rings, Football and Gym Billboards
Claiborne Chamber of Commerce – Annual Banquet Platinum Sponsor
Claiborne Charity Inc. – Silver Sponsor Claiborne Charity Classic
Claiborne Parish Police Jury – PJAL Region IV Annual Meeting Sponsor
Claiborne Parish School Board – Learning Space
CLHG Avoyelles LLC – Hope Crusader Sponsor for Pink October
Code 9 Project Inc. – Tangipahoa Sheriff's Department
College of Nursing and Health Sciences – Canines & Cupcakes
Colonial Nursing and Rehabilitation Center LLC – Nursing Home Resident Gifts
Colors of the World Inc – Holi Festival Sponsor
Commission for Women of Bossier City Inc. – Health & Advocacy Luncheon
Community Renewal International Inc. – Croquet Classic Fundraiser
Town of Cottonport
Crime Stoppers of Shreveport – Burgers for the Badge
Crime Stoppers of Tangipahoa – Cabernet Sauvignon Sponsorship
Louis Cusimano, Jr. – Hammond Football Officials

D

Delta Waterfowl Foundation – Banquet Sponsor
Denham Springs High School – Boys Soccer
Melissa Doice Hope for the Miracle Race Inc.
Dubach Restoration and Beautification Organization – Chicken Festival
Dubach School – Adopt-A-School
Town of Dubach – Back to School Giveaway

E

East Baton Rouge 4-H Foundation – Sporting Day Tournament
Elton High School – Jr. High Beta Club
Empowering Kingdom Growth – Grief Counseling Sponsor
Excel Valley Soccer Academy - FC Excel Sponsorship

F

Fairmont State Foundation, Inc. – Men's Basketball
Faith House, Inc. – Trivia Night Krewe Sponsor
Fifth Ward Community Center
First Presbyterian Church of Ponchatoula – In Memory of Audrey H. Gabriel
Friends of the Alexandria Zoo – Zoo Boo
Fuzzy Friends Rescue – New Year's Eve Barkin' Ball

G

Gingerbread House Bossier/Caddo
Greater Central Louisiana Realtor Association – Diamond Sponsor Awards and Installation
Greenville Park Leadership Academy – Teachers Appreciation Luncheon
Gujarati Samaj of Mississippi – Annual Banquet Sponsor

H

Hammond Area Recreation District – Chappapella Sports Park Sponsor, Tots of Terror Halloween
Hammond BBQ Inc. – Backyard Boogie Sauce Sponsor
Hammond – Downtown Development District – Railroad Bench, Community Garden, Picnic in the Park
City of Hammond – Back to School Bash, Fireworks Show
City of Hammond Recreation Department – Adult Leisure Program, H.A.R.D. Summer Camp
Hammond Eastside Magnet School – Fall Festival
Hammond High Magnet School – Football Stadium Sign
Hammond Junior Auxiliary – Independence Back to School Bash
Hammond Regional Arts Center – Art of the Cocktail Photo Backdrop, Sponsor of The Pelican State Goes to War Exhibit
Harrison County CASA Program Inc. – Superhero 5K Race
Haynesville High School – Gold Star Program
Haynesville Quarterback Club – Stadium Sign
Heartbeat 2 Success – Thanksgiving Bags
Hessmer Sports Club – Little League Baseball/Softball
Holden High School – 2021 Softball State Championship Rings
Homer Golf Club – Tee Box Sponsor
Homer High School – Danceline Uniforms, FFA State Convention & Leadership Camp, Championship Football Rings
Hope House of Central LA – Lobster Dinner Fundraiser

I

Independence Bowl Foundation, Inc. – 2 Star General 2022 Corporate Sponsor
Independence High School – Senior Awards & Graduation, 2022 Game Day Sign Sponsor
Independence Sicilian Heritage Festival – Platinum Sponsor
Independence Summer Baseball
Independence Volunteer Fire Department – Smokin' on the Track BBQ
International Association of Lions Clubs – Lions Golf Classic
The Italian Festival Inc. – Muffuletta Sponsor

J

Jeff Davis Chamber of Commerce – Gold Tournament Entry Fee, Cart Sponsor, Tee Box Sponsor
Jefferson Davis Parish Sheriff's Office – Golf Tournament Sponsor
Jefferson Davis Parish Library – Summer Reading Program
Jennings Daily News – Community News
Jennings Festival Association
Jennings High School – JHS Food Pantry, Alumni Tournament, Teachers Appreciation Week
Jennings High School Jazzers – National Dance Competition
Jewel M Sumner High School – Basketball Gym Sign
Alumni Softball Tournament Sponsor
Jennings Police Association – Shop with a Cop
Junior Achievement of Chisholm Trail Inc. – Fort Worth, TX
Junior Achievement of Greater Baton Rouge & Acadia – Broadway Bowl-A-Thon

K

Kentwood Baseball/Softball Association – 5/6 Year Old Team Sponsor, Sign
Kentwood High Magnet School – Baseball Team Uniforms and Spring Banquet, New Football Team Uniforms and Equipment, Baseball Team Pitching Machine, Baseball Team Field Signs, Track Team Uniforms
Town of Kentwood – Book Bag and School Supply Giveaway
Kid's Church in the Park – Renovation of Avenue C Learning Centers
Kiwanis Club of Denham Springs – Christmas Parade, Clay Shoot
Kiwanis Club of Hammond – Trivia Night
Knights of Columbus Marksville Council 1217 – Fishing Tournament

L

Lake Claiborne Inc – 4th of July Fireworks
Lallie Kemp Foundation – Diamond Sponsor 2022 Gala
Launch
Leadership Excel
Lewis County Chamber of Commerce Inc. – May Fest Sponsor
Lewis County School District – Lewis High Golf Tournament, Football Community Birthday Calendar, Football Stands Sign, Yearbook Ad
LA Jumpstart Coalition

EXTRAORDINARY Things

LaSAS FFA – Future Farmers of America
Live Oak High School – Cheerleaders Golf Tournament
Livestock Committee of Garland – Sponsor FFA Students in Livestock Show
Loranger High Baseball Booster – 2 Year Sign Sponsor
Loranger High School – Wolfettes, Lady Wolf Softball Booster Club, Football Scoreboard,
Loranger Middle School – Wolf-Bytes Robotics Team Platinum Sponsor
Loranger Youth Basketball
Louisiana 4-H Foundation – Jr. Livestock Show – 5 Grand Champion Belt Buckles
Louisiana Catering Com LLC – LSU Baseball Fundraiser
Louisiana Cattlemen's Association – Banquet Sponsor
Louisiana College – Video Board at Wildcat Field
LSU Ag Center Homer – Claiborne Parish Junior Livestock Sale
Louisiana Technology Park – Nexus Louisiana Biz Tech Challenge Sponsor
Love Moved First – Golf Tournament, Recovery Home

M

City of Marksville – Annual Doll and Toy Fund
Main Street Homer – LA Legends Festival, Golf Tournament
Mansura Chamber of Commerce – Cochon de Lait Festival Porky Sponsor
Marksville High/Avoyelles Parish School Board – Lady Tigers Basketball Uniforms and Equipment, Beta Club Sponsor
Mary Bird Perkins Cancer Center – Geaux Yoga Serenity Sponsor
Mater Dolorosa Catholic School – Steak Dinner Eagle Sponsorship
Maysville and Mason County Chamber of Commerce
Minutemen of Ponchatoula – Flag Raising
Monterey County Club – Classic Golf Tournament
Village of Moreauville – Christmas Parade
Moreauville Volunteer Fire Department – Training Center Fundraiser
Morgantown Baseball League – World Series Sponsor
Mothers Against Drunk Driving – Walk Like MADD
Richard Murphy Hospice Foundation – Ruby Sponsor Gems and Gents Hospice Gala

N

N Stitches Custom Monogramming – Strawberry Festival Blankets
Natalbany Middle School – Positive Behavior Intervention & Support Sponsor
NAACP – Freedom Fund Brunch & Silent Auction
North Caddo Elementary Middle School – Teachers Appreciation Day
North Caddo Magnet High School – Football Equipment
North Caddo Medical Center Foundation
North Louisiana Economic Partnership
North Oaks Foundation – Mobile Health Unit Sponsorship
Northshore Arts Foundation Inc. – Arts in Bloom Lily Sponsor



O

Oak Forest Academy – Championship Rings, Golf Tournament
Options, Inc. – Ballin' 4 Options Presenting Sponsor
Our Daily Bread of Tangipahoa
Our Lady of Sorrows Catholic Church



P

Plaucheville Softball League – Softball Field Lights
Ponchatoula Area Recreation – Gold Corporate Sponsor
City of Ponchatoula – Downtown Revitalization – Live After Five Sponsor
Ponchatoula Chamber of Commerce
Ponchatoula High School – Lady Wave Basketball, Unified School Field Day – Special Education, Softball Field Improvements, Boys Basketball Sign, Wavettes Dance Team Spirit Sponsor, 2022 Senior Breakfast, Project Graduation
PHS Band Boosters Inc – PHS Cheer/Band/Colorguard Championship
Ponchatoula Youth Basketball

Q

Quinn Chapel AME Church

R

Red River Revel Inc.
Restoration Pregnancy Resource Center, Inc. – Gold Sponsorship Fundraising Dinner
Rotary Club of Alexandria – Winter Fete Gumbo Cookoff
Rotary Club of Denton, Texas – 2022 Flag Program
Rotary Club of Hammond – Movie Night Under the Stars Cast Member Sponsor, Shamrock Run
Rotary Club of Ponchatoula
Rusheon Middle School – Teacher Appreciation Week Luncheon

S

Sacred Heart Church – Spring Fling, Vacation Bible School
Sacred Heart Knights of Columbus Council 2972
St. Genevieve Catholic Church – Vacation Bible School, Fundraiser
St. Helena Marching Band – Trip Contribution
St. Peter & St. Michael Catholic Churches – Church Fair Sponsor
St. Tammany Junior Livestock Association – 4H Pig Sponsor
St. Thomas Aquinas High School – Bubbles, BBQ & Bingo Fundraiser
Save Cenla Inc.
Serve Denton Center Inc. – Business Partnership Sponsor
Shreveport Bossier African American Chamber of Commerce
Shreveport Regional Arts Council – Christmas in the Sky Magic Carpet Sponsor
Simsboro High School – Future Business Leaders of America Competition
Town of Simmesport Housing Authority – Christmas Extravaganza
Southeastern Louisiana University – Columbia Theatre for the Arts Season Tickets
SLU Athletic Association – Playoff Tickets, Champagne Bingo Table, Sports Package, Salute the Lions Sponsor, Baseball Tournament Tickets
SLU Foundation – Business Perspectives Week Sponsor, Columbia Theatre, Southeastern Giving Day, Community Music School, Alumni Partnership, Southeastern Channel Sponsorship, Chefs Evening
Southern University College of Business – Annual Gala on the Bluff Master Sponsorship
Southwood Lady Basketball
Student Organization for Aeronautic Robotic Research
SWLA Volleyball
Jewel M Sumner High School – Basketball Gym Sign

T

Tangi Chamber of Commerce – LHSAA Basketball & Soccer State Tournament
Tangi Professional Women's Organization – Women Mean business Conference Sponsor
Village of Tangipahoa – Pack the Sack Back to School Giveaway
Tangipahoa Parish School System – Talented Theatre
Tangipahoa Parish Sheriff's Office – Bucking Shoot Sponsor – TPSO Mounted Division
The Central Louisiana Chamber of Commerce Inc. – Annual Meeting Platinum Sponsor, Congressional Update Silver Sponsor
The Chairman's Cup Foundation – Golf Tournament
The Generals of Hope – VIP Sponsor Pink October Night of Hope Gala
Tollsboro Lions Club – Platinum Sponsor Tollsboro Lions Fair
Trojan Theatre Boosters
Tunica-Biloxi Indians PAC – Golf Tournament
Trafton Academy – IPAD Contribution

U

United Health Foundation Inc. – Golf Tournament
United Way of Northwest Louisiana – Day of Caring Sponsor
United Way of Southeast Louisiana – Employee Match Contribution 2022



V

Vivian Athletic Association – Ballpark Sig

W

Welsh High School – Safe and Sober After Graduation Party
West Calcasieu Chamber of Commerce – Banquet Sponsor, Annual Membership
Westminster Place – Christmas Festivities for the Elderly
Woodland Park Magnet School – Teacher Appreciation Week

First Guaranty Bank contributions for community support exceeded $638,108 in 2022.

FGB Celebrates 3 years as America's Best Small Bank


AMERICA'S
BEST
BANKS
2023
Newsweek


FIRST GUARANTY BANK
Member FDIC
AMERICA'S BEST SMALL BANK 3 YEARS IN A ROW!
FGB.NET
FGB
FIRST GUARANTY BANK


AMERICA'S BEST SMALL BANK
FGB
FIRST GUARANTY BANK
888.375.3093 | fgb.net | Member FDIC
HOME OF FANATICAL BANKING




AMERICA'S BEST SMALL BANK
Newsweek


AMERICA'S BEST SMALL BANK
3 YEARS IN A ROW!


AMERICA'S
BEST
SMALL BANK
3 YEARS
IN A ROW!
FIRST GUARANTY BANK




MERICA'S BEST SMALL BANK
FIRST GUARANTY BANK
HOME OF FANATICAL BANKING

(Top photo) FGB Main Office in Hammond, (Second row, L to R) Tunica-Marksville Branch, Dubach Branch (Third row, L to R) Moreauville Branch with a customer, Fort Worth Branch (Bottom photo) Alexandria Branch

Banks Headquartered in Louisiana   Ranked by Asset Size as of December 31, 2022

1	Origin Bank	*Choudrant*
2	b1Bank	*Baton Rouge*
3	Home Bank, National Association	*Lafayette*
4	**First Guaranty Bank**	*Hammond*
5	Red River Bank	*Alexandria*
6	Gulf Coast Bank and Trust Company	*New Orleans*
7	Investar Bank, National Association	*Baton Rouge*
8	Citizens National Bank, N.A.	*Bossier City*
9	First American Bank and Trust	*Vacherie*
10	Crescent Bank & Trust	*New Orleans*
11	Sabine State Bank and Trust Company	*Many*
12	JD Bank	*Jennings*
13	First Federal Bank of Louisiana	*Lake Charles*
14	Liberty Bank and Trust Company	*New Orleans*
15	Fidelity Bank	*New Orleans*
16	First National Banker's Bank	*Baton Rouge*
17	Resource Bank	*Covington*
18	The Evangeline Bank and Trust Company	*Ville Platte*
19	BOM Bank	*Natchitoches*
20	Synergy Bank	*Houma*
21	Community Bank of Louisiana	*Mansfield*
22	Progressive Bank	*Monroe*
23	South Louisiana Bank, Houma, Louisiana	*Houma*
24	Concordia Bank & Trust Company	*Vidalia*
25	Jonesboro State Bank	*Jonesboro*
26	United Community Bank	*Raceland*
27	Community First Bank	*New Iberia*
28	Century Next Bank	*Ruston*
29	Metairie Bank & Trust Company	*Metairie*
30	Home Federal Bank	*Shreveport*
31	First National Bank of Louisiana	*Crowley*
32	Cross Keys Bank	*Saint Joseph*
33	Delta Bank	*Vidalia*
34	Gulf Coast Bank	*Abbeville*
35	Gibsland Bank & Trust Company	*Gibsland*
36	Homeland Federal Savings Bank	*Columbia*
37	Fifth District Savings Bank	*New Orleans*
38	Rayne State Bank & Trust Company	*Rayne*
39	Merchants & Farmers Bank & Trust Company	*Leesville*
40	Cottonport Bank	*Cottonport*
41	Farmers-Merchant Bank & Trust Company	*Breaux Bridge*
42	Louisiana National Bank	*Ruston*
43	Citizens Bank & Trust Company	*Plaquemine*
44	The First National Bank of Jeanerette	*Jeanerette*
45	The Bank	*Jennings*
46	Bank of Commerce & Trust Co.	*Crowley*
47	City Bank & Trust Co.	*Natchitoches*
48	M C Bank & Trust Company	*Morgan City*
49	Southern Heritage Bank	*Jonesville*
50	First National Bank in DeRidder	*DeRidder*
51	Guaranty Bank & Trust Company of Delhi, Louisiana	*Delhi*
52	Bank of Zachary	*Zachary*
53	Lakeside Bank	*Lake Charles*
54	Patterson State Bank	*Patterson*
55	Peoples Bank and Trust Company of Pointe Coupee Parish	*New Roads*
56	Winnsboro State Bank & Trust Company	*Winnsboro*
57	Bank of Coushatta	*Coushatta*
58	Guaranty Bank and Trust Company	*New Roads*
59	St. Landry Bank and Trust Company	*Opelousas*
60	Washington State Bank	*Washington*
61	Citizens Savings Bank	*Bogalusa*
62	CLB The Community Bank	*Jonesville*
63	Commercial Capital Bank	*Delhi*
64	Bank of St. Francisville	*Saint Francisville*
65	Hibernia Bank	*New Orleans*
66	Catalyst Bank	*Opelousas*
67	American Bank	*Covington*
68	American Bank & Trust Company	*Opelousas*
69	Citizens Progressive Bank	*Winnsboro*
70	Caldwell Bank & Trust Company	*Columbia*
71	Marion State Bank	*Marion*
72	Franklin State Bank & Trust Company	*Winnsboro*
73	First National Bank USA	*Boutte*
74	Plaquemine Bank & Trust Company	*Plaquemine*
75	Bank of Abbeville & Trust Company	*Abbeville*
76	Exchange Bank and Trust Company, Natchitoches, Louisiana	*Natchitoches*
77	Simmesport State Bank	*Simmesport*
78	Bank of Sunset and Trust Company	*Sunset*
79	Landmark Bank	*Clinton*
80	Heritage Bank of St. Tammany	*Covington*
81	Tensas State Bank	*Newellton*
82	Anthem Bank & Trust	*Plaquemine*
83	Citizens Bank & Trust Company	*Covington*
84	Vermilion Bank & Trust Company	*Kaplan*
85	South Lafourche Bank & Trust Company	*Larose*
86	Bank of Winnfield & Trust Company	*Winnfield*
87	Citizen's Bank & Trust Company of Vivian, Louisiana	*Vivian*
88	Farmers State Bank & Trust Co.	*Church Point*
89	Colfax Banking Company	*Colfax*
90	State Bank & Trust Company	*Golden Meadow*
91	Feliciana Bank & Trust Company	*Clinton*
92	Currency Bank	*Oak Grove*
93	Mississippi River Bank	*Belle Chasse*
94	Progressive National Bank of DeSoto Parish	*Mansfield*
95	Bank of Erath	*Erath*
96	Eureka Homestead	*Metairie*
97	Bank of Louisiana	*New Orleans*
98	Peoples Bank	*Chatham*
99	First National Bank of Benton	*Benton*
100	Bank of Oak Ridge	*Oak Ridge*
101	Hodge Bank & Trust Company	*Hodge*
102	Bank of Gueydan	*Gueydan*
103	Beauregard FSB	*Deridder*
104	Sicily Island State Bank	*Sicily Island*
105	The Bank of Commerce	*White Castle*
106	Jackson Parish Bank	*Jonesboro*
107	Basile State Bank	*Basile*
108	Abbeville Building & Loan (A State-Chartered Savings Bank)	*Abbeville*
109	Rayne Building and Loan Association	*Rayne*
110	The Mer Rouge State Bank	*Mer Rouge*
111	Mutual Savings and Loan Association	*Metairie*

FGB FIRST GUARANTY BANCSHARES, INC. Corporate Information


FGB CENTER

ANNUAL MEETING
The Annual Meeting of Shareholders will convene at 2:00 PM Central Daylight Saving Time (CDT) on
Thursday, May 18, 2023 in the FGB Center
206 S. Orange Street
Hammond, LA 70403

CORPORATE HEADQUARTERS
First Guaranty Square
400 East Thomas Street
Hammond, Louisiana 70401-3320
Telephone: (888) 375-3093

SHAREHOLDER SERVICES
First Guaranty Bancshares, Inc.
Post Office Box 2009
Hammond, Louisiana 70404-2009
Contact: Vanessa R. Drew
Telephone: (985) 375-0343
Email: investorrelations@fgb.net

CERTIFIED PUBLIC ACCOUNTANTS
Griffith, DeLaney, Hillman & Lett
Ashland, Kentucky

FINANCIAL AND GENERAL INFORMATION
Persons seeking financial or other information about the Company are invited to contact:

Eric J. Dosch
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Post Office Box 2009
Hammond, Louisiana 70404-2009
Telephone: (985) 375-0308

NOTICE TO SHAREHOLDERS
A copy of the First Guaranty Bancshares, Inc. Annual Report filed on Form 10-K with the U.S. Securities and Exchange Commission can be accessed through the Company's website at www.fgb.net or is available without charge by writing.


AMERICA'S
BEST
SMALL BANK
FGB
FIRST GUARANTY BANK

Ordinary People Doing EXTRAORDINARY Things

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K. A discussion regarding significant changes in our financial condition from December 31, 2020 to December 31, 2021 and our results of operations for the year ended December 31, 2021 can be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 16, 2022, which is available on the SEC's website at www.sec.gov and First Guaranty's website, www.fgb.net This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under "Forward-Looking Statements," "Risk Factors" and elsewhere in this Annual Report on Form 10-K, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

Overview

First Guaranty Bancshares is a Louisiana corporation and a financial holding company headquartered in Hammond, Louisiana. Our wholly-owned subsidiary, First Guaranty Bank, a Louisiana-chartered commercial bank, provides personalized commercial banking services primarily to Louisiana and Texas customers through 36 banking facilities primarily located in the MSAs of Hammond, Baton Rouge, Lafayette, Shreveport-Bossier City, Lake Charles and Alexandria, Louisiana and Dallas-Fort Worth-Arlington, Waco, Texas and Mideast markets in Kentucky and West Virginia. We emphasize personal relationships and localized decision making to ensure that products and services are matched to customer needs. We compete for business principally on the basis of personal service to customers, customer access to officers and directors and competitive interest rates and fees.

Total assets were $3.2 billion at December 31, 2022 and $2.9 billion at December 31, 2021. Total deposits were $2.7 billion at December 31, 2022 and $2.6 billion at December 31, 2021. Total loans were $2.5 billion at December 31, 2022, an increase of $359.7 million, or 16.7%, compared with $2.2 billion at December 31, 2021. Total shareholders' equity was $235.0 million and $223.9 million at December 31, 2022 and December 31, 2021, respectively.

Net income was $28.9 million and $27.3 million for the years ended December 31, 2022 and 2021, respectively. We generate most of our revenues from interest income on loans, interest income on securities, sales of securities, ATM and debit card fees and service charges, commissions and fees. We incur interest expense on deposits and other borrowed funds and noninterest expense such as salaries and employee benefits and occupancy and equipment expenses. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowings which are used to fund those assets. Net interest income is our largest source of revenue. To evaluate net interest income, we measure and monitor: (1) yields on our loans and other interest-earning assets; (2) the costs of our deposits and other funding sources; (3) our net interest spread and (4) our net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

Changes in market interest rates and interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions, conditions in domestic and foreign financial markets and in 2020 and 2021 the economic and social effects of the COVID-19 pandemic. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in Louisiana, Texas and our other out-of-state market areas. During the extended period of historically low interest rates, we continue to evaluate our investments in interest-earning assets in relation to the impact such investments have on our financial condition, results of operations and shareholders' equity.

Financial highlights for 2022 and 2021:

- Total assets increased $273.2 million, or 9.5%, to $3.2 billion at December 31, 2022 when compared with December 31, 2021. Total loans at December 31, 2022 were $2.5 billion, an increase of $359.7 million, or 16.7%, compared with December 31, 2021. Total deposits were $2.7 billion at December 31, 2022, an increase of $127.3 million, or 4.9% compared with December 31, 2021. Retained earnings were $76.4 million at December 31, 2022, an increase of $19.7 million compared to $56.7 million at December 31, 2021. Shareholders' equity was $235.0 million and $223.9 million at December 31, 2022 and December 31, 2021, respectively.

- Net income for each of the years ended December 31, 2022 and 2021 was $28.9 million and $27.3 million, respectively.

- Earnings per common share were $2.48 for the year ended December 31, 2022 and $2.42 for the year ended December 31, 2021. Total weighted average common shares outstanding were 10,716,796 at December 31, 2022 and December 31, 2021.

- First Guaranty participated in the SBA Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The CARES Act authorized the SBA to guarantee loans under a new 7(a) loan program known as the PPP. As a qualified SBA lender, we were automatically authorized to originate PPP loans. The SBA will guarantee 100% of the PPP loans made to eligible borrowers and will forgive such loans. The program has been conducted in two phases which First Guaranty classifies as Round 1 loans (originated in 2020) and Round 2 loans (originated in 2021). As of December 31, 2022, First Guaranty had remaining Round 1 PPP loans of $2.0 million with deferred fees of $16,000 and Round 2 PPP loans of $3.9 million with deferred fees of $16,000 remaining. $1.3 million in PPP fees were recognized during 2022 compared to $2.0 million in PPP fees recognized in 2021.

- The allowance for loan and lease losses was 0.93% of total loans at December 31, 2022 compared to 1.11% at December 31, 2021. First Guaranty attributes the decrease in the allowance as a percentage of loans to the improvement in factors related to the COVID-19 pandemic offset by growth in the loan portfolio identified risks. First Guaranty had acquisition related loan discounts that totaled approximately $1.1 million at December 31, 2022. First Guaranty had $5.9 million at December 31, 2022 of SBA guaranteed PPP loans that have no related allowance due to the 100% government guarantee in accordance with regulatory guidance.

- The provision for loan losses totaled $3.7 million for 2022 compared to $2.1 million in 2021.
- Net interest income for 2022 was $100.0 million compared to $89.6 million for 2021.
- Noninterest income for 2022 was $11.0 million compared to $10.8 million for 2021. Excluding the impact of securities gains, noninterest income for 2022 improved to $11.0 million from $10.0 million for 2021. The increase was primarily due to higher gains on loan sales.
- The net interest margin was 3.47% for 2022 and 3.44% for 2021. The increase was driven by an increase in loan yields, including loan fees, which increased more than the cost of liabilities. Loans as a percentage of average interest earning assets increased to 79.8% at December 31, 2022 compared to 77.3% at December 31, 2021.
- Investment securities totaled $451.5 million at December 31, 2022, an increase of $87.4 million when compared to $364.2 million at December 31, 2021. Losses on the sale of securities were $17,000 for 2022 as compared to gains of $0.7 million for 2021. At December 31, 2022, available for sale securities, at fair value, totaled $131.5 million, a decrease of $79.2 million when compared to $210.6 million at December 31, 2021. At December 31, 2022, held to maturity securities, at amortized cost, totaled $320.1 million as compared to $153.5 million at December 31, 2021. During the first quarter of 2022, First Guaranty designated $165.8 million of AFS securities for HTM status.
- Total loans net of unearned income were $2.5 billion at December 31, 2022 compared to $2.2 billion at December 31, 2021. Total loans net of unearned income are reduced by the allowance for loan and lease losses which totaled $23.5 million at December 31, 2022 and $24.0 million at December 31, 2021.
- Total impaired loans increased $4.4 million to $19.4 million at December 31, 2022 compared to $15.0 million at December 31, 2021.
- Nonaccrual loans decreased $3.1 million to $13.6 million at December 31, 2022 compared to $16.7 million at December 31, 2021.
- First Guaranty is a smaller reporting company and delayed the adoption of ASU 2016-13, "Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments" ("CECL"). First Guaranty used the incurred loss model for the calculation of its allowance for December 31, 2022. First Guaranty adopted ASU 2016-13 effective January 1, 2023.
- Return on average assets was 0.97% and 1.01% for the years ended December 31, 2022 and 2021, respectively. Return on average common equity was 13.64% and 14.06% for 2022 and 2021, respectively. Return on average assets is calculated by dividing net income by average assets. Return on average common equity is calculated by dividing net income by average common equity.
- Book value per common share was $18.84 as of December 31, 2022 compared to $17.81 as of December 31, 2021. Tangible book value per common share was $17.23 as of December 31, 2022 compared to $16.13 as of December 31, 2021. The increase in book value was due primarily to an increase in retained earnings partially offset by changes in accumulated other comprehensive income ("AOCI"). AOCI is comprised of unrealized gains and losses on available for sale securities, including unrealized losses on available for sale securities at the time of transfer to held to maturity.
- First Guaranty's Board of Directors declared cash dividends of $0.64 per common share in 2022. First Guaranty also declared cash dividends of $0.64 in 2021, which was the equivalent of $0.60 per common share after adjusting for the 10% common stock dividend paid in December 2021. First Guaranty has paid 118 consecutive quarterly dividends on its common stock as of December 31, 2022.
- First Guaranty paid preferred cash dividends of $2.3 million during 2022. The preferred stock was issued in April of 2021.

Recent Developments

Legal Settlement

First Guaranty was a defendant in a lawsuit alleging overpayment on a loan related to a disputed interest rate. First Guaranty settled this lawsuit in February of 2023 for $0.6 million.

Lone Star Acquisition

On January 6, 2023, we entered into a definitive agreement to acquire Lone Star Bank, a Texas state-chartered bank with its main office in Houston, Texas. Under the terms of the agreement, we will acquire all of the issued and outstanding shares of Lone Star Bank common stock in exchange solely for shares of First Guaranty common stock through the merger of Lone Star Bank with and into First Guaranty Bank, with First Guaranty Bank surviving the merger. Based on December 31, 2022 financials, the combined financial institution would have approximately $3.2 billion in total assets, $2.5 billion in total loans, and $2.8 billion in total deposits following the close of the merger.

As a result of the proposed merger, First Guaranty Bank will acquire four banking locations in Texas: two locations in Houston and two locations west of Houston along the I-10 corridor in Sealy and Columbus.

Employee Stock Grant Program

As disclosed in previous filings by First Guaranty Bancshares, Inc., for approximately 15 years First Guaranty Bank, a subsidiary of First Guaranty Bancshares, Inc. has utilized an “Employee Stock Grant Program” to incentivize and reward bank employees for performance. Each quarter, the Board of Directors of First Guaranty Bank allocates a $75,000 payment to an attorney to be used to purchase, on the open market, shares of stock with First Guaranty Bancshares, Inc. The attorney receives nominations which come from managers throughout the Bank for awards to employees which range from clerical through top Management. An average of just over 100 employees receive awards, in full ownership with no vesting nor other requirements, each quarter with an average award of approximately 37 shares per employee awarded.

The total cost of this program per year is approximately $300,000 with total shares awarded of approximately 15,000 shares.

In addition, the same process is utilized by First Guaranty Bancshares, Inc. at the conclusion of each year for the grant of stock bonuses to members of Management of First Guaranty Bank, selected by the Board of Directors of First Guaranty Bancshares, Inc. Those awards have averaged approximately $275,000 or 12,500 shares per year. The SEC has requested information concerning this practice. No process has been instituted; only, a request for information. First Guaranty has provided the requested information.

Critical Accounting Estimates

Our consolidated financial statements are prepared to conform to generally accepted accounting principles in the United States and with predominant accounting practices within the banking industry. Certain critical estimates require judgment and estimates which are used in the preparation of the financial statements and accompanying notes.

We have identified the following critical accounting estimate that is critical to an understanding of our financial condition and results of operations.

Allowance for Loan and Lease Losses.

The allowance for loan and lease losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan and lease losses when management believes that the collectability of the principal is unlikely. The allowance, which is based on evaluation of the collectability of loans and prior loan loss experience, is an amount that, in the opinion of management, reflects the risks inherent in the existing loan portfolio and exists at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower's ability to pay, adequacy of loan collateral and other relevant factors.

The following are general credit risk factors that affect our loan portfolio segments. These factors do not encompass all risks associated with each loan category. Construction and land development loans have risks associated with interim construction prior to permanent financing and repayment risks due to the future sale of developed property. Farmland and agricultural loans have risks such as weather, government agricultural policies, fuel and fertilizer costs, and market price volatility. One- to four-family residential, multifamily, and consumer credits are strongly influenced by employment levels, consumer debt loads and the general economy. Non-farm non-residential loans include both owner-occupied real estate and non-owner occupied real estate. Common risks associated with these properties is the ability to maintain tenant leases and keep lease income at a level able to service required debt and operating expenses. Commercial and industrial loans generally have non-real estate secured collateral which requires closer monitoring than real estate collateral.

Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan and lease losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, we may ultimately incur losses that vary from management's current estimates. Adjustments to the allowance for loan and lease losses will be reported in the period such adjustments become known or can be reasonably estimated. All loan losses are charged to the allowance for loan and lease losses when the loss actually occurs or when the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

Loans acquired in a business combination are recorded at their estimated fair value on their purchase date with no carryover of the related allowance for loan and lease losses. Acquired loans are segregated between those with deteriorated credit quality at acquisition and those deemed as performing. To make this determination, management considers such factors as past due status, nonaccrual status, credit risk ratings, interest rates and collateral position. The fair value of acquired loans deemed performing is determined by discounting cash flows, both principal and interest, for each pool at prevailing market interest rates as well as consideration of inherent potential losses. The difference between the fair value and principal balances due at acquisition date, the fair value discount, is accreted into income over the estimated life of each loan pool. The fair value is estimated using an analysis of expected cash flows to be received from the loan and may include the use of third party appraisals to assist in the calculation. Performing acquired loans are subsequently evaluated for any required allowance at each reporting date.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and impaired. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. First Guaranty typically receives appraisals from independent third parties to facilitate this calculation.

The general component covers non-classified loans and special mention loans and is based on historical loss experience adjusted for qualitative factors. Qualitative factors include analysis of levels and trends in delinquencies, nonaccrual loans, charge-offs and recoveries, loan risk ratings, trends in volume and terms of loans, changes in lending policy, credit concentrations, portfolio stress test results, national and local economic trends including the impact of COVID-19, industry conditions, and other relevant factors.

An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The allowance for loan and lease losses is reviewed on a monthly basis. The monitoring of credit risk also extends to unfunded credit commitments, such as unused commercial credit lines and letters of credit. A reserve is established as needed for estimates of probable losses on such commitments.

Financial Condition

Assets.

Our total assets were $3.2 billion at December 31, 2022, an increase of $273.2 million, or 9.5%, from total assets of $2.9 billion at December 31, 2021. Assets increased primarily due to increases in net loans of $360.2 million and investment securities of $87.4 million, partially

TOTAL ASSETS
In Billions



3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2018
2019
2020
2021
2022

offset by a decrease in cash and cash equivalents of $178.7 million at December 31, 2022 compared to December 31, 2021.

Loans.

Net loans increased $360.2 million, or 16.9%, to $2.5 billion at December 31, 2022 from $2.1 billion at December 31, 2021. Non-farm non-residential loan balances increased $106.5 million primarily due to new originations. One-to four-family loans increased $78.0 million primarily due to new originations. Commercial lease loan balances increased $71.6 million primarily due to new lease originations. First Guaranty has continued to expand its commercial lease portfolio which generally have higher yields than commercial real estate loans but shorter average lives. Construction and land development loans increased $58.8 million principally due to advances on existing construction lines and new originations. Multifamily loans increased $53.9 million primarily due to the conversion of existing construction loans to permanent financing. Agricultural loans increased $12.3 million primarily due to seasonal activity. Consumer and other loans decreased $0.3 million primarily due to payoffs. Farmland loans decreased $7.0 million due to decreases on agricultural loan commitments. Commercial and industrial loans decreased $13.1 million primarily due to payoffs. SBA PPP loans totaled $5.9 million at December 31, 2022 compared to $35.4 million at December 31, 2021. These totals are included in commercial and industrial loans. Round 1 SBA PPP loans decreased from $12.7 million at December 31, 2021 to $2.0 million at December 31, 2022 due to SBA loan forgiveness and payments received. Round 2 SBA PPP loans decreased from $22.6 million at December 31, 2021 to $3.9 million at December 31, 2022 due to SBA loan forgiveness and payments received. First Guaranty had approximately 4.8% of funded and 2.3% of unfunded commitments in our loan portfolio to businesses engaged in support or service activities for oil and gas operations. First Guaranty's hotel and hospitality portfolio totaled $160.2 million at December 31, 2022. As part of the management of risks in our loan portfolio, First Guaranty had previously established an internal guidance limit of approximately $200.0 million for its hotel and hospitality portfolio. First Guaranty had $333.8 million in loans related to our Texas markets at December 31, 2022 which was an increase of $76.0 million or 29.5% from $257.8 million at December 31, 2021. First Guaranty continues to have significant loan growth associated with its Texas branches. We anticipate additional growth opportunities in Texas as it contains four major cities in Austin, Dallas, Houston, and San Antonio, plus the continued growth and development of these areas is exceeding that of other areas of the country. First Guaranty had $210.9 million in loans related to our new Mideast markets in Kentucky and West Virginia at December 31, 2022. Syndicated loans at December 31, 2022 were $88.3 million, of which $26.6 million were shared national credits. Syndicated loans increased $40.9 million from $47.4 million at December 31, 2021.

As of December 31, 2022, 68.7% of our loan portfolio was secured by real estate. The largest portion of our loan portfolio, at 39.3% as of December 31, 2022, was non-farm non-residential loans secured by real estate. Approximately 39.8% of the loan portfolio was based on a floating rate tied to the prime rate or LIBOR as of December 31, 2022. 64.0% of the loan portfolio is scheduled to mature within five years from December 31, 2022. First Guaranty had $47.7 million in loans that were priced off of the LIBOR index rate at December 31, 2022. As it is anticipated that LIBOR will be discontinued after June 30, 2023, First Guaranty is reviewing its loan documents to determine alternative reference rates such as the Secured Overnight Financing Rate ("SOFR") and does not anticipate there will be a significant financial statement impact with the transition.


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Loan Portfolio Maturities.

The following tables summarize the scheduled repayments of our loan portfolio at December 31, 2022. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization.

	December 31, 2022				
	One Year or Less	More Than One Year Through Five Years	More Than Five Years Through Fifteen Years	After Fifteen Years	Total
			(in thousands)		
Real Estate:					
Construction & land development	$ 42,650	$ 107,567	$ 53,976	$ 28,898	$ 233,091
Farmland	3,314	7,927	2,163	11,419	24,823
1- 4 family	47,797	50,661	38,500	229,372	366,330
Multifamily	6,247	31,228	23,815	58,495	119,785
Non-farm non-residential	113,271	515,994	138,047	225,617	992,929
Total Real Estate	**213,279**	**713,377**	**256,501**	**553,801**	**1,736,958**
Non-Real Estate:					
Agricultural	12,957	6,496	9,135	10,457	39,045
Commercial and industrial	93,187	222,840	62,425	6,827	385,279
Commercial leases	46,052	271,522	-	-	317,574
Consumer and other	9,164	31,077	3,220	4,403	47,864
Total Non-Real Estate	**161,360**	**531,935**	**74,780**	**21,687**	**789,762**
Total Loans Before Unearned Income	**$ 374,639**	**$ 1,245,312**	**$ 331,281**	**$ 575,488**	**$ 2,526,720**
Less: Unearned Income					(7,643)
Total Loans Net Of Unearned Income					**$ 2,519,077**

The following table sets forth the scheduled repayments of fixed and adjustable-rate loans at December 31, 2022 that are contractually due after December 31, 2022.

	Due After December 31, 2022 (in thousands)		
	Fixed	Floating	Total
One year or less	$ 234,921	$ 137,203	$ 372,124
One to five years	900,960	339,894	1,240,854
Over five to 15 years	114,425	216,251	330,676
Over 15 years	261,209	308,291	569,500
Subtotal	**$ 1,511,515**	**$ 1,001,639**	**$ 2,513,154**
Nonaccrual loans			13,566
Total			**$ 2,526,720**

Included in floating rate loans are loans that adjust to a floating rate following an initial fixed rate period. The initial fixed rate periods are typically one, three, or five year periods.

Non-performing Assets.

Non-performing assets consist of non-performing loans and other real-estate owned. Non-performing loans (including nonaccruing troubled debt restructurings described below) are those on which the accrual of interest has stopped or loans which are contractually 90 days past due on which interest continues to accrue. Loans are ordinarily placed on nonaccrual status when principal and interest is delinquent for 90 days or more. However, management may elect to continue the accrual when the estimated net available value of collateral is sufficient to cover the principal balance and accrued interest. It is our policy to discontinue the accrual of interest income on any loan for which we have reasonable doubt as to the payment of interest or principal. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed. Nonaccrual loans are returned to accrual status when the financial position of the borrower indicates there is no longer any reasonable doubt as to the payment of principal or interest. Other real estate owned consists of property acquired through formal foreclosure, in-substance foreclosure or by deed in lieu of foreclosure.

The following table shows the principal amounts and categories of our non-performing assets at December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
	(in thousands)	
Nonaccrual loans:		
Real Estate:		
Construction and land development	$ 225	$ 530
Farmland	290	787
1- 4 family	3,826	2,861
Multifamily	-	-
Non-farm non-residential	3,746	8,733
Total Real Estate	**8,087**	**12,911**
Non-Real Estate:		
Agricultural	1,622	2,302
Commercial and industrial	819	699
Commercial leases	1,799	-
Consumer and other	1,239	803
Total Non-Real Estate	**5,479**	**3,804**
Total nonaccrual loans	**13,566**	**16,715**
Loans 90 days and greater delinquent & still accruing:		
Real Estate:		
Construction and land development	427	246
Farmland	-	-
1- 4 family	332	514
Multifamily	157	162
Non-farm non-residential	103	281
Total Real Estate	**1,019**	**1,203**
Non-Real Estate:		
Agricultural	-	-
Commercial and industrial	123	23
Commercial leases	-	-
Consumer and other	-	19
Total Non-Real Estate	**123**	**42**
Total loans 90 days and greater delinquent & still accruing	**1,142**	**1,245**
Total non-performing loans	**$ 14,708**	**$ 17,960**

	December 31,	
	2022	2021
	(in thousands)	
Other real estate owned and foreclosed assets:		
Real Estate:		
Construction and land development	-	-
Farmland	-	-
1- 4 family	113	817
Multifamily	-	-
Non-farm non-residential	-	1,255
Total Real Estate	113	2,072
Non-Real Estate:		
Agricultural	-	-
Commercial and industrial	-	-
Commercial leases	-	-
Consumer and other	-	-
Total Non-Real Estate	-	-
Total other real estate owned and foreclosed assets	113	2,072
Total non-performing assets	$ 14,821	$ 20,032
Non-performing assets to total loans	0.59%	0.93%
Non-performing assets to total assets	0.47%	0.70%
Non-performing loans to total loans	0.58%	0.83%
Nonaccrual loans to total loans	0.54%	0.77%
Allowance for loan and lease losses to nonaccrual loans	173.36%	143.76%


FIRST
GUARANTY
BANK
AMERICA'S
BEST
BANKS
2023
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Member FDIC

For the years ended December 31, 2022 and 2021, gross interest income which would have been recorded had the non-performing loans been current in accordance with their original terms amounted to $0.5 million and $0.8 million, respectively. We recognized $0.2 million and $0.1 million of interest income on such loans during the years ended December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, gross interest income which would have been recorded had the troubled debt restructured loans been current in accordance with their original terms amounted to $0.1 million and $0.2 million, respectively. We recognized $0.1 million and $0.2 million of interest income on such loans during the years ended December 31, 2022 and 2021, respectively.

Non-performing assets were $14.8 million, or 0.47%, of total assets at December 31, 2022, compared to $20.0 million, or 0.70%, of total assets at December 31, 2021, which represented a decrease in non-performing assets of $5.2 million. The decrease in non-performing assets occurred primarily due to a reduction in nonaccrual loans, 90 days or greater delinquent and still accruing, other real estate owned. Contributing to the decrease was a sale of a $3.4 million real estate secured nonaccrual loan in the second quarter of 2022. This loan was previously reported as a TDR. A real estate secured loan in the amount of $1.7 million was returned to performing status from nonaccrual. A $0.5 million real estate secured loan was returned to performing status from nonaccrual. Both of these loans demonstrated satisfactory payment performance in order to be returned to performing status. First Guaranty sold smaller OREO properties during 2022 which also contributed to the reduction in non-performing assets.

Nonaccrual loans decreased from $16.7 million at December 31, 2021 to $13.6 million at December 31, 2022. The decrease in nonaccrual loans was concentrated primarily in non-farm non-residential, agricultural, farmland and construction and land development loans. Non-performing assets included $1.0 million in loans with a government guarantee, or 6.69% of non-performing assets. These are structured as net loss guarantees in which up to 90% of loss exposure is covered.

At December 31, 2022 loans 90 days and greater delinquent and still accruing totaled $1.1 million, a decrease of $0.1 million or 8.3% from $1.2 million at December 31, 2021. The decrease in loans 90 days or greater delinquent and still accruing was concentrated primarily in one- to four-family residential, non-farm non-residential and consumer and other loans.

Other real estate owned at December 31, 2022 totaled $0.1 million, a decrease of $2.0 million from $2.1 million at December 31, 2021. The decrease was primarily due to a retail shopping center property with a net book value of $1.1 million being sold in October 2022. The sale of other smaller properties resulted in an additional reduction of $1.0 million.

At December 31, 2022, our largest non-performing assets were comprised of the following nonaccrual loans: (1) a commercial lease loan that totaled $1.8 million; (2) a non-farm non-residential loan secured by a mobile home facility that totaled $1.3 million; (3) a non-farm nonresidential loan that totaled $1.1 million. This loan was originated for the sale of other real estate owned, the previously mentioned retail shopping center, and was included in nonaccrual until establishment of a satisfactory payment history by the borrower; (4) a non-farm non-residential loan secured by a waste treatment facility that totaled $0.9 million; and (5) an agricultural/farmland loan relationship that totaled $0.9 million. The agricultural loan is partially guaranteed by the USDA Farm Service Agency.

Troubled Debt Restructuring.

Another category of assets which contribute to our credit risk is troubled debt restructurings ("TDRs"). A TDR is a loan for which a concession has been granted to the borrower due to a deterioration of the borrower's financial condition. Such concessions may include reduction in interest rates, deferral of interest or principal payments, principal forgiveness and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. We strive to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before such loan reaches nonaccrual status. In evaluating whether to restructure a loan, management analyzes the long-term financial condition of the borrower, including guarantor and collateral support, to determine whether the proposed concessions will increase the likelihood of repayment of principal and interest. TDRs that are not performing in accordance with their restructured terms and are either contractually 90 days past due or placed on nonaccrual status are reported as non-performing loans. Our policy provides that nonaccrual TDRs are returned to accrual status after a period of satisfactory and reasonable future payment performance under the terms of the restructuring. Satisfactory payment performance is generally no less than six consecutive months of timely payments and demonstrated ability to continue to repay.

Under section 4013 of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which was signed into law on March 27, 2020 and subsequently modified by later legislation, financial institutions have the option to temporarily suspend certain requirements under U.S. generally accepted accounting principles related to troubled debt restructurings for a limited period of time to account for the effects of COVID-19. This provision allows a financial institution the option to not apply the guidance on accounting for troubled debt restructurings to loan modifications, such as extensions or deferrals, related to COVID-19 made between March 1, 2020 and the earlier of (i) January 1, 2022 or (ii) 60 days after the end of the COVID-19 national emergency. The relief can only be applied to modifications for borrowers that were not more than 30 days past due as of December 31, 2019. First Guaranty elected to adopt these provisions of the CARES Act.

At December 31, 2022, First Guaranty had one outstanding TDR which was a $1.1 million farmland loan. The restructuring of this loan was related to interest rate and amortization concessions. The TDR at December 31, 2021 was a $3.4 million non-farm non-residential loan secured by commercial real estate that was on nonaccrual. The restructuring of this loan was related to interest rate and amortization concessions. The loan was secured by a hotel facility. This loan was not eligible for a CARES Act modification. This loan was subsequently sold in the second quarter of 2022.

The TDR requirements became inapplicable to First Guaranty upon our adoption of CECL on January 1, 2023.

Classified Assets.

Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the FDIC to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified as "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific allowance for loan and lease losses is not warranted. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover losses that were both probable and reasonable to estimate. General allowances represent allowances which have been established to cover accrued losses associated with lending activities that were both probable and reasonable to estimate, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific allowances.

In connection with the filing of our periodic regulatory reports and in accordance with our classification of assets policy, we continuously assess the quality of our loan portfolio and we regularly review the problem loans in our loan portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the "watch list" initially because of emerging financial weaknesses even though the loan is currently performing as agreed, or delinquency status, or if the loan possesses weaknesses although currently performing. Management reviews the status of our loan portfolio delinquencies, by product types, with the full board of directors on a monthly basis. Individual classified loan relationships are discussed as warranted. If a loan deteriorates in asset quality, the classification is changed to "special mention," "substandard," "doubtful" or "loss" depending on the circumstances and the evaluation. Generally, loans 90 days or more past due are placed on nonaccrual status and classified "substandard."

We also employ a risk grading system for our loans to help assure that we are not taking unnecessary and/or unmanageable risk. The primary objective of the loan risk grading system is to establish a method of assessing credit risk to further enable management to measure loan portfolio quality and the adequacy of the allowance for loan and lease losses. Further, we contract with an external loan review firm to complete a credit risk assessment of the loan portfolio on a regular basis to help determine the current level and direction of our credit risk. The external loan review firm communicates the results of their findings to the Bank's audit committee. Any material issues discovered in an external loan review are also communicated to us immediately.

The decrease in classified assets at December 31, 2022 as compared to December 31, 2021 was due to a $10.6 million decrease in substandard loans. Substandard loans at December 31, 2022 consisted of $9.8 million in one- to four-family residential, $9.0 million in non-farm non-residential, $8.3 million in commercial and industrial, $5.1 million in farmland, $4.0 million in agricultural, $2.3 million in multifamily, $1.8 million in commercial leases, $0.8 million in construction and land development, and the remaining $1.6 million comprised of consumer and other loans. Special mention loans decreased by $108.4 million in 2022. The decrease in special mention loans was primarily the result of the upgrade of several loan relationships from special mention to pass status. The largest industry type was associated with hotel loans. First Guaranty had previously moved several hotel relationships to special mention following the onset of the COVID-19 pandemic.

Allowance for Loan Losses.

The allowance for loan and lease losses is maintained to absorb potential losses in the loan portfolio. The allowance is increased by the provision for loan losses offset by recoveries of previously charged-off loans and is decreased by loan charge-offs. The provision is a charge to current expense to provide for current loan losses and to maintain the allowance commensurate with management's evaluation of the risks inherent in the loan portfolio. Various factors are taken into consideration when determining the amount of the provision and the adequacy of the allowance. These factors include but are not limited to:

- past due and non-performing assets;
- specific internal analysis of loans requiring special attention;
- the current level of regulatory classified and criticized assets and the associated risk factors with each;
- changes in underwriting standards or lending procedures and policies;
- charge-off and recovery practices;
- national and local economic and business conditions including the COVID-19 pandemic;
- nature and volume of loans;
- overall portfolio quality, loan concentrations and portfolio stress test results;
- adequacy of loan collateral;
- quality of loan review system and degree of oversight by our board of directors;
- competition and legal and regulatory requirements on borrowers;
- examinations of the loan portfolio by federal and state regulatory agencies and examinations; and
- review by our internal loan review department and independent accountants.

The data collected from all sources in determining the adequacy of the allowance is evaluated on a regular basis by management with regard to current national and local economic trends, prior loss history, underlying collateral values, credit concentrations and industry risks. An estimate of potential loss on specific loans is developed in conjunction with an overall risk evaluation of the total loan portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and impaired. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Also, a specific reserve is allocated for our syndicated loans, including shared national credits. The general component covers non-classified loans and special mention loans and is based on historical loss experience for the past three years adjusted for qualitative factors described above. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The allowance for loan and lease losses was $23.5 million at December 31, 2022 compared to $24.0 million at December 31, 2021.

The balance in the allowance for loan and lease losses is principally influenced by the provision for loan losses and by net loan loss experience. Additions to the allowance are charged to the provision for loan losses. Losses are charged to the allowance as incurred and recoveries on losses previously charged to the allowance are credited to the allowance at the time recovery is collected. The table below reflects the activity in the allowance for loan and lease losses for the years indicated.

	At or For the Years Ended December 31,	
	2022	2021
	(dollars in thousands)	
Balance at beginning of year	$ 24,029	$ 24,518
Charge-offs:		
Real Estate:		
Construction and land development	(65)	(92)
Farmland	-	-
1- 4 family	(94)	(266)
Multifamily	-	(12)
Non-farm non-residential	(603)	(1,020)
Total Real Estate	**(762)**	**(1,390)**
Non-Real Estate:		
Agricultural	(460)	(149)
Commercial and industrial loans	(563)	(89)
Commercial leases	(150)	-
Consumer and other	(4,151)	(1,494)
Total Non-Real Estate	**(5,324)**	**(1,732)**
Total charge-offs	**(6,086)**	**(3,122)**
Recoveries:		
Real Estate:		
Construction and land development	340	-
Farmland	-	90
1- 4 family	76	44
Multifamily	452	-
Non-farm non-residential	349	7
Total Real Estate	**1,217**	**141**
Non-Real Estate:		
Agricultural	133	17
Commercial and industrial loans	91	96
Commercial leases	5	4
Consumer and other	473	320
Total Non-Real Estate	**702**	**437**
Total recoveries	**1,919**	**578**
Net (charge-offs) recoveries	**(4,167)**	**(2,544)**
Provision for loan losses	3,656	2,055
Balance at end of year	**$ 23,518**	**$ 24,029**
Ratios:		
Net loan charge-offs to average loans	0.18%	0.13%
Net loan charge-offs to loans at end of year	0.17%	0.12%
Allowance for loan and lease losses to loans at end of year	0.93%	1.11%
Net loan charge-offs to allowance for loan and lease losses	17.72%	10.59%
Net loan charge-offs to provision charged to expense	113.98%	123.80%

A provision for loan losses of $3.7 million was made during the year ended December 31, 2022 as compared to $2.1 million for 2021. The provisions made in 2022 were taken to provide for current loan losses and to maintain the allowance proportionate to risks inherent in the loan portfolio. First Guaranty's incurred loan loss calculation method incorporates risk factors in the loan portfolio such as historical loss rates along with qualitative and quantitative factors. The composition of the loan portfolio affects the final allowance calculation.

The loan portfolio factors in 2022 that primarily affected the allocation of the allowance included the following:

- The loan portfolio risks that changed and affected the allocation of the allowance were due to changes in historical loss rates, adjustments of certain qualitative factors to take into account the current estimated impact of COVID-19 and changes in other market conditions, loan concentrations including those related to commercial real estate and loan relationships and related economic conditions on borrowers' ability to repay loans and for allocations to impaired loans within their respective categories.

- Construction and land development loans increased during 2022 due to advances on existing construction lines of credit and new loan originations. Several loans previously in this category moved to permanent financing and are now included in the multifamily loan category as of December 31, 2022. The allowance increase related to this portfolio was due to growth in the portfolio along with changes in the qualitative analysis of the portfolio related to economic conditions.

- One- to four-family residential loans increased during 2022. The allowance decrease related to this portfolio was due to changes in the qualitative analysis of the portfolio related to COVID-19 and improving economic conditions.

- Multifamily loans increased during 2022. The allowance related to this portfolio decreased due to improving economic conditions.

- Non-farm non-residential loans increased by $106.5 million during 2022. The allowance decrease related to this portfolio was due to the sale of an impaired loan with a specific reserve, the payoff of a substandard loan, and improved credit quality in this portfolio. There was growth in the portfolio along with changes in the qualitative analysis of the portfolio related to COVID-19 and historical loss rates. First Guaranty continues to maintain a significant allowance for hotel loans based on qualitative factors primarily related to COVID-19 and related credit ratings for hotel loans. Special mention loans in this category declined which also contributed to a reduction in the related allowance.

- Commercial and industrial loans decreased during 2022. The allowance decrease related to this portfolio was due to the changes in historical loss rates and changes in the qualitative analysis of the portfolio related to COVID-19 and economic conditions.

- Commercial leases increased during 2022. The allowance increase related to this portfolio was due to the changes in historical loss rates and changes in the qualitative analysis of the portfolio related to COVID-19 and due to growth in the portfolio. Commercial leases grew during 2022 from $246.0 million at December 31, 2021 to $317.6 million at December 31, 2022.

- First Guaranty continues to monitor the acquired loans from prior acquisitions. Discounts on the acquired loans were approximately $1.1 million at December 31, 2022.

First Guaranty charged off $6.1 million in loan balances during the year ended December 31, 2022 as compared to $3.1 million for 2021. Recoveries totaled $1.9 million for the year ended December 31, 2022 and $0.6 million during 2021. The details of the $6.1 million in charged-off loans were as follows:

1. First Guaranty charged off $1.9 million in consumer loans related to Hurricane Ida relief loans during 2022. These loans were originated in the Fall of 2021 following Hurricane Ida that impacted Southeast Louisiana on August 29, 2021.

2. First Guaranty charged off $0.4 million on a non-farm non-residential loan during the second quarter of 2022. This loan was subsequently sold in the second quarter of 2022.

3. First Guaranty charged off $0.3 million on an agricultural loan during the third quarter of 2022. This loan had no remaining principal balance at December 31, 2022.

4. First Guaranty charged off $0.2 million on a commercial lease loan during the third quarter of 2022. This loan had no remaining principal balance at December 31, 2022.

5. Smaller loans and overdrawn deposit accounts comprised the remaining $3.3 million of charge-offs for 2022.

TOTAL LOANS

In Millions


3000
2500
2000
1500
1000
500
0
2018
2019
2020
2021
2022

TOTAL DEPOSITS

In Millions


3000
2500
2000
1500
1000
500
0
2018
2019
2020
2021
2022

Allocation of Allowance for Loan and Lease Losses.

The following tables set forth the allowance for loan and lease losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for loan and lease losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance for losses in other categories.

	At December 31,					
	2022			2021		
	Allowance for Loan and Lease Losses	Percent of Allowance to Total Allowance for Loan and Lease Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan and Lease Losses	Percent of Allowance to Total Allowance for Loan and Lease Losses	Percent of Loans in Each Category to Total Loans
	(dollars in thousands)					
Real Estate:						
Construction and land development	$ 1,232	5.2%	9.2%	$ 769	3.2%	8.1%
Farmland	83	0.4%	1.0%	478	2.0%	1.5%
1- 4 family	1,761	7.5%	14.5%	1,921	8.0%	13.3%
Multifamily	746	3.2%	4.7%	940	3.9%	3.0%
Non-farm non-residential	9,280	39.5%	39.3%	12,730	53.0%	40.9%
Non-Real Estate:						
Agricultural	240	1.0%	1.5%	183	0.8%	1.2%
Commercial and industrial	2,194	9.3%	15.3%	2,363	9.8%	18.4%
Commercial leases	4,879	20.7%	12.6%	2,486	10.3%	11.4%
Consumer and other	2,506	10.7%	1.9%	1,371	5.7%	2.2%
Unallocated	597	2.5%	-	788	3.3%	-
Total Allowance	$ 23,518	100.0%	100.0%	$ 24,029	100.0%	100.0%

The following table presents net charge-offs during the period to average loans outstanding:

	December 31, 2022			December 31, 2021		
	Net (Charge-offs) Recoveries	Average Loans Outstanding[1]	Net Charge-offs During Period to Average Loans Outstanding	Net (Charge-offs) Recoveries	Average Loans Outstanding[1]	Net Charge-offs During Period to Average Loans Outstanding
	(in thousands, except for %)					
Real Estate:						
Construction and land development	$ 275	$ 203,364	0.1%	$ (92)	$ 168,269	(0.1)%
Farmland	-	27,343	-%	90	28,596	0.3%
1- 4 family	(18)	330,752	-%	(222)	281,835	(0.1)%
Multifamily	452	103,194	0.4%	(12)	95,936	-%
Non-farm non-residential	(254)	957,858	-%	(1,013)	845,428	(0.1)%
Non-Real Estate:						
Agricultural	(327)	38,175	(0.9)%	(132)	30,888	(0.4)%
Commercial and industrial	(472)	390,183	(0.1)%	7	357,746	-%
Commercial leases	(145)	273,367	(0.1)%	4	220,747	-%
Consumer and other	(3,678)	48,301	(7.6)%	(1,174)	43,957	(2.7)%

[1]*Average loans outstanding was calculated using the trailing four quarters total for loans.*

Investment Securities.

Investment securities at December 31, 2022 totaled $451.5 million, an increase of $87.4 million, or 24.0%, compared to $364.2 million at December 31, 2021. We purchase securities for our investment portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk and meet pledging requirements for public funds and borrowings.

The securities portfolio consisted principally of U.S. Government and Government agency securities, agency mortgage-backed securities, corporate debt securities and municipal bonds. U.S. government agencies consist of FHLB, Federal Farm Credit Bank ("FFCB"), Freddie Mac and Fannie Mae obligations. Mortgage-backed securities that we purchase are issued by Freddie Mac and Fannie Mae. Management monitors the securities portfolio for both credit and interest rate risk. We generally limit the purchase of corporate securities to individual issuers to manage concentration and credit risk. Corporate securities generally have a maturity of 10 years or less. U.S. Government securities consist of U.S. Treasury bills that have maturities of less than 30 days. Government agency securities generally have maturities of 15 years or less. Agency mortgage-backed securities have stated final maturities of 15 to 20 years.

At December 31, 2022, the U.S. Government and Government agency securities and municipal bonds qualified as securities available to collateralize public funds. Securities pledged as collateral totaled $260.8 million at December 31, 2022 and $234.9 million at December 31, 2021. Our public funds deposits have a seasonal increase due to tax collections at the end of the year and the first quarter. We typically collateralize the seasonal public fund increases with short term instruments such as U.S. Treasuries or other agency backed securities.

Our available for sale securities portfolio totaled $131.5 million at December 31, 2022, a decrease of $79.2 million, or 37.6%, compared to $210.6 million at December 31, 2021. The decrease was primarily due to the transfer of AFS securities to the HTM portfolio in the first quarter of 2022 of $165.8 million that was partially offset by purchases.

Our held to maturity securities portfolio had an amortized cost of $320.1 million at December 31, 2022, compared to $153.5 million at December 31, 2021. The increase was primarily due to the transfer of AFS securities to the HTM portfolio in the first quarter of 2022.

The following tables set forth the stated maturities and weighted average yields of our investment securities at December 31, 2022.

	At December 31, 2022							
	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(in thousands, except for %)							
Available for sale:								
U.S. Treasuries	$ 49,885	0.6%	$ 48,615	1.0%	$ -	-%	$ -	-%
U.S. Government Agencies	-	-%	-	-%	-	-%	-	-%
Corporate debt securities	-	-%	-	-%	15,998	5.4%	-	-%
Municipal bonds	1,026	2.8%	3,049	3.5%	3,131	4.4%	7,141	3.5%
Mortgage-backed securities	-	-%	-	-%	5	3.0%	2,608	4.0%
Total available for sale securities	**$ 50,911**	**0.6%**	**$ 51,664**	**1.1%**	**$ 19,134**	**5.2%**	**$ 9,749**	**3.7%**
Held to maturity:								
U.S. Government Agencies	$ -	-%	$ -	-%	$ 19,458	1.6%	$ 245,574	2.5%
Corporate debt securities	-	-%	402	20.6%	54,634	3.2%	-	-%
Total held to maturity securities	**$ -**	**-%**	**$ 402**	**20.6%**	**$ 74,092**	**2.8%**	**$ 245,574**	**2.5%**

At December 31, 2022, $50.9 million, or 11.3%, of the securities portfolio was scheduled to mature in less than one year. Securities, not including mortgage-backed securities and collateralized mortgage obligations, with contractual maturity dates over 10 years totaled $252.7 million, or 56.0%, of the total portfolio at December 31, 2022. We closely monitor the investment portfolio's yield, duration, and maturity to ensure a satisfactory return. The average maturity of the securities portfolio is affected by call options that may be exercised by the issuer of the securities and are influenced by market interest rates. Prepayments of mortgages that collateralize mortgage-backed securities also affect the maturity of the securities portfolio.

Deposits.

Managing the mix and pricing the maturities of deposit liabilities is an important factor affecting our ability to maximize our net interest margin. The strategies used to manage interest-bearing deposit liabilities are designed to adjust as the interest rate environment changes. We regularly assess our funding needs, deposit pricing and interest rate outlooks. From December 31, 2021 to December 31, 2022, total deposits increased $127.3 million, or 4.9%, to $2.7 billion. Noninterest-bearing demand deposits decreased $8.2 million, or 1.5% to $524.4 million at December 31, 2022. The increase in noninterest-bearing demand deposits was primarily due to growth of compensating balances associated with new loan originations, existing loan customers, and new customers as part of First Guaranty's efforts to increase lower cost deposits. Interest-bearing demand deposits increased $184.7 million, or 14.5%, to $1.5 billion at December 31, 2022. The increase in interest-bearing demand deposits was primarily concentrated in public funds interest-bearing demand deposits. Savings deposits increased $4.1 million, or 2.0%, to $205.8 million at December 31, 2022, primarily related to increases in individual savings deposits. Time deposits decreased $53.3 million, or 9.1%, to $533.4 million at December 31, 2022, primarily due to decreases in consumer and business time deposits.

As we seek to strengthen our net interest margin and improve our earnings, attracting non-interest-bearing or lower cost deposits will be a primary emphasis. Management will continue to evaluate and update our product mix and related technology in its efforts to attract additional customers. We currently offer a number of deposit products that are competitively priced and designed to attract and retain customers with primary emphasis on noninterest-bearing deposits and other lower cost deposits.

The following table sets forth the distribution of deposit accounts, by account type, for the dates indicated.

	For the Years Ended December 31,					
Total Deposits	2022			2021		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(in thousands except for %)					
Noninterest-bearing Demand	$ 552,786	20.7%	-%	$ 477,802	19.8%	-%
Interest-bearing Demand	1,362,396	50.9%	1.6%	1,082,922	45.0%	0.7%
Savings	212,329	7.9%	0.4%	191,967	8.0%	0.1%
Time	546,776	20.5%	2.0%	655,025	27.2%	2.0%
Total Deposits	**$ 2,674,287**	**100.0%**	**1.2%**	**$ 2,407,716**	**100.0%**	**0.8%**

	For the Years Ended December 31,					
Individual and Business Deposits	2022			2021		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(in thousands except for %)					
Noninterest-bearing Demand	$ 544,948	32.9%	-%	$ 471,371	29.7%	-%
Interest-bearing Demand	424,257	25.7%	2.1%	390,481	24.6%	1.0%
Savings	170,571	10.3%	0.1%	154,560	9.8%	0.1%
Time	514,167	31.1%	2.0%	569,924	35.9%	2.2%
Total Individual and Business Deposits	**$ 1,653,943**	**100.0%**	**1.2%**	**$ 1,586,336**	**100.0%**	**1.0%**

	For the Years Ended December 31,					
Public Fund Deposits	2022			2021		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(in thousands except for %)					
Noninterest-bearing Demand	$ 7,838	0.8%	-%	$ 6,431	0.8%	-%
Interest-bearing Demand	938,139	91.9%	1.3%	692,441	84.3%	0.5%
Savings	41,758	4.1%	1.9%	37,407	4.5%	0.2%
Time	32,609	3.2%	1.4%	85,101	10.4%	0.8%
Total Public Fund Deposits	**$ 1,020,344**	**100.0%**	**1.4%**	**$ 821,380**	**100.0%**	**0.5%**

At December 31, 2022, public funds deposits totaled $1.1 billion compared to $957.9 million at December 31, 2021. Public funds time deposits totaled $32.4 million at December 31, 2022 compared to $31.4 million at December 31, 2021. Public funds deposits increased due to new balances from existing customers that was primarily attributed to seasonal fluctuations. First Guaranty has developed a program for the retention and management of public funds deposits. Since the end of 2012, First Guaranty has maintained public funds deposits in excess of $400.0 million. These deposits are from public entities such as school districts, hospital districts, sheriff departments and municipalities. The majority of these funds are under fiscal agency agreements with terms of three years or less. Deposits under fiscal agency agreements are generally stable but public entities may maintain the ability to negotiate term deposits on a specific basis including with other financial institutions. These deposits generally have stable balances as we maintain both operating accounts and time deposits for these entities. There is a seasonal component to public deposit levels associated with annual tax collections. Public funds will increase at the end of the year and during the first quarter. In addition to seasonal fluctuations, there are monthly fluctuations associated with internal payroll and short-term tax collection accounts for our public funds deposit accounts. Public funds deposit accounts are collateralized by FHLB letters of credit, by expanded reciprocal deposit insurance programs, by Louisiana municipal bonds and by eligible government and government agency securities such as those issued by the FHLB, FFCB, Fannie Mae, and Freddie Mac. First Guaranty continues to grow the proportion of its public funds portfolio that is collateralized by reciprocal deposit insurance as an alternative to pledging securities or utilizing FHLB letters of credit. First Guaranty initiated this strategy to more efficiently invest these deposits in higher yielding loans to improve the net interest margin and earnings. Total public funds collateralized by reciprocal deposit insurance programs increased to $576.3 million at December 31, 2022 compared to $496.4 million at December 31, 2021.

The following table sets forth public funds as a percent of total deposits.

	At December 31,	
	2022	2021
	(in thousands except for %)	
Public Funds:		
Noninterest-bearing Demand	$ 11,730	$ 5,919
Interest-bearing Demand	1,022,760	882,156
Savings	46,354	38,432
Time	32,427	31,365
Total Public Funds	**$ 1,113,271**	**$ 957,872**
Total Deposits	$ 2,723,792	$ 2,596,492
Total Public Funds as a percent of Total Deposits	**40.9%**	**36.9%**

At December 31, 2022, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $250,000 was approximately $155.0 million. At December 31, 2022, approximately $65.5 million of our certificates of deposit greater than or equal to $250,000 had a remaining term greater than one year.

The total amount of our uninsured deposits (deposits in excess of $250,000, as calculated in accordance with FDIC regulations) was estimated at $384.5 million at December 31, 2022. This total excludes public funds deposits that are collateralized by securities or FHLB letters of credit.

The following table sets forth the maturity of certificates of deposits greater than $250,000 at December 31, 2022.

	December 31, 2022
	(in thousands)
Three months or less	$ 16,534
Three to six months	10,530
Six months to one year	50,600
One to three years	49,794
More than three years	6,013
Total certificates of deposit greater than $250,000	**$ 133,471**

Borrowings.

First Guaranty maintains borrowing relationships with other financial institutions as well as the Federal Home Loan Bank on a short and long-term basis to meet liquidity needs. First Guaranty had $146.4 million in short-term borrowings outstanding at December 31, 2022 compared to $6.4 million outstanding at December 31, 2021. The short-term borrowings at December 31, 2022 were comprised of short-term Federal Home Loan Bank advances of $120.0 million, a line of credit of $20.0 million with an outstanding balance of $20.0 million and repurchase agreements of $6.4 million. The short-term borrowings outstanding at December 31, 2021 were comprised of repurchase agreements of $6.4 million. First Guaranty had available lines of credit of $26.5 million, with $20.0 million outstanding at December 31, 2022. A net availability of $6.5 million remained.

At December 31, 2022, we had $388.6 million in FHLB letters of credit outstanding obtained primarily for collateralizing public deposits compared to $250.7 million at December 31, 2021.

First Guaranty had senior long-term debt totaling $21.9 million at December 31, 2022 and $25.2 million at December 31, 2021.

First Guaranty had a long-term FHLB advance that was acquired from the Union transaction that totaled $3.2 million at December 31, 2021. This advance was paid off during the first quarter of 2022.

First Guaranty also had subordinated debt totaling $15.0 million at December 31, 2022 and $14.8 million at December 31, 2021.

Shareholders' Equity

Total shareholders' equity increased to $235.0 million at December 31, 2022 from $223.9 million at December 31, 2021. The increase in shareholders' equity was principally the result of an increase of $19.7 million in retained earnings, partially offset by an increase of $8.6 million in accumulated other comprehensive loss. The $19.7 million increase in retained earnings was due to net income of $28.9 million during the year ended December 31, 2022, partially offset by $6.9 million in cash dividends paid on shares of our common stock and $2.3 million in cash dividends paid on shares of our preferred stock. The increase in accumulated other comprehensive loss was primarily attributed to the increase in unrealized losses on available for sale securities during the year ended December 31, 2022.

Results of Operations

A discussion regarding significant changes in our financial condition from December 31, 2020 to December 31, 2021 and our results of operations for the year ended December 31, 2021 can be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 16, 2022, which is available on the SEC's website at www.sec.gov and on our website, www.fgb.net.

Performance Summary

Year ended December 31, 2022 compared with year ended December 31, 2021. Net income for the year ended December 31, 2022 was $28.9 million, an increase of $1.6 million, or 5.8%, as compared to $27.3 million for the year ended December 31, 2021. The increase in net income of $1.6 million for the year ended December 31, 2022 was the result of several factors. First Guaranty experienced an increase in interest income and an increase in noninterest income. This was partially offset by an increase in interest expense, an increase in the provision for loan losses and an increase in noninterest expense.

Loan interest income increased due to the growth in First Guaranty's loan portfolio, including loan fees recognized as an adjustment to yield from the origination of the SBA guaranteed PPP loans. Securities interest income increased due to an increase in the average balance of the investment portfolio. Noninterest income increased primarily due to gains on the sale of loans during the third quarter of 2022. Factors that partially offset the increase in net income included an increase in interest expense due to increases in volume and market interest rates. The increase in the provision was related to growth in the loan portfolio and due to elevated charge-offs as compared to the same period in 2021. Noninterest expense increased primarily due to increased personnel expenses, software expense, legal and professional fees, travel expense and capital taxes. Earnings per common share for the years ended December 31, 2022 was $2.48 per common share, an increase of 2.5% or $0.06 per common share from $2.42 per common share for the year ended December 31, 2021. Earnings per share was afected by the increase in earnings.

Net Interest Income

Our operating results depend primarily on our net interest income, which is the difference between interest income earned on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income. First Guaranty's assets and liabilities are generally most affected by changes in the Federal Funds rate, LIBOR rate, short term Treasury rates such as one month and three month Treasury bills, and longer term Treasury rates such as the U.S. ten year Treasury rate. These rates increased in 2022 due to the impact of inflation and the Federal Reserves actions to reduce inflation by increasing interest rates. Our net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities. There may also be a time lag in the effect of interest rate changes on assets and liabilities. It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds.

TOTAL NET INCOME

In Millions


30
25
20
15
10
5
0
2018
2019
2020
2021
2022

TOTAL COMMON SHAREHOLDERS' EQUITY

In Millions


250
200
150
100
50
0
2018
2019
2020
2021
2022

A financial institution's asset and liability structure is substantially different from that of a non-financial company, in that virtually all assets and liabilities are monetary in nature. Accordingly, changes in interest rates may have a significant impact on a financial institution's performance. The impact of interest rate changes depends on the sensitivity to the change of our interest-earning assets and interest-bearing liabilities. The effects of the changing interest rate environment in recent periods and our interest sensitivity position is discussed below.

Year ended December 31, 2022 compared with year ended December 31, 2021. Net interest income for the years ended December 31, 2022 and 2021 was $100.0 million and $89.6 million, respectively. The increase in net interest income for the year ended December 31, 2022 as compared to the prior year was primarily due to an increase in the average balance of our total interest-earning assets and an increase in the average yield of our total interest-earning assets, partially offset by an increase in the average balance of our total interest-bearing liabilities and an increase in the average rate of our total interest-bearing liabilities. For the year ended December 31, 2022, the average balance of our total interest-earning assets increased by $274.5 million to $2.9 billion due to increased securities balances, and strong growth in our loan portfolio. The average yield of our interest-earning assets increased by 45 basis points to 4.74% from 4.29% for the year ended December 31, 2021 due to an improved mix of higher yielding assets. For the year ended December 31, 2022, the average balance of our total interest-bearing liabilities increased by $185.0 million to $2.2 billion due to the growth in low cost deposits and the average rate of our total interest-bearing liabilities increased by 55 basis points to 1.66% from 1.11% for the year ended 2021. The rise in market interest rates, particularly associated with Treasury rates, contributed to the increase in our liabilities cost. Treasury rates increased as the Federal Reserve increased rates to address rising inflation during 2022. As a result, our net interest rate spread decreased 10 basis points to 3.08% for the year ended December 31, 2022 from 3.18% for the year ended December 31, 2021. Our net interest margin increased three basis points to 3.47% for the year ended December 31, 2022 from 3.44% for the year ended December 31, 2021.

Interest Income

Year ended December 31, 2022 compared with year ended December 31, 2021. Interest income increased $24.7 million, or 22.0%, to $136.6 million for the year ended December 31, 2022 as compared to the prior year. First Guaranty's loan portfolio expanded during 2022 due to growth associated with our loan originations. These factors contributed to the increase in interest income as the average balance of our total interest-earning assets, primarily associated with loans, increased, and the average yield of interest-earning assets increased. The average balance of our interest-earning assets increased $274.5 million to $2.9 billion for the year ended December 31, 2022 as compared to the prior year. The average yield of interest-earning assets increased by 45 basis points to 4.74% for the year ended December 31, 2022 compared to 4.29% for the year ended December 31, 2021.

Interest income on securities increased $1.0 million to $9.3 million for the year ended December 31, 2022 as compared to the prior year primarily as a result of an increase in average balances. The average balance of securities increased $119.6 million to $452.2 million for the year ended December 31, 2022 from $332.6 million for the year ended December 31, 2021 primarily due to an increase in the average balance of our U.S. Treasuries securities portfolio compared to the prior year. The average yield on securities decreased by 43 basis points to 2.05% for the year ended December 31, 2022 from 2.48% for the year ended December 31, 2021 due to the increase in lower yielding Treasury securities.

Interest income on loans increased $22.6 million, or 21.9%, to $126.0 million for the year ended December 31, 2022 as a result of an increase in the average balance and average yield of loans. The average balance of loans (excluding loans held for sale) increased by $284.2 million to $2.3 billion for the year ended December 31, 2022 from $2.0 billion for the year ended December 31, 2021 as a result of new loan originations. The average yield on loans (excluding loans held for sale) increased by 35 basis points to 5.48% for the year ended December 31, 2022 from 5.13% for the year ended December 31, 2021 due to the improved mix of loans along with an increase in market interest rates.

Interest Expense

Year ended December 31, 2022 compared with year ended December 31, 2021. Interest expense increased $14.2 million, or 63.8%, to $36.5 million for the year ended December 31, 2022 from $22.3 million for the year ended December 31, 2021 due primarily to an increase in market interest rates and due to an increase in the average balance of interest-bearing liabilities. The average rate of interest-bearing demand deposits increased by 90 basis points during the year ended December 31, 2022 to 1.57% as compared to 0.67% for the prior year. The increase in market interest rates, particularly U.S. Treasury rates, contributed to the increase in rates paid on interest-bearing demand deposits. Treasury rates increased as the Federal Reserve increased rates to address increased inflation in the U.S. economy. The average rate of time deposits decreased two basis points during the year ended December 31, 2022 to 1.95% as compared to 1.97% for the prior year. The decrease in the average rate of time deposits was due to First Guaranty's efforts to reprice maturing time deposits to more attractive rates. The average balance of interest-bearing liabilities increased by $185.0 million during the year ended December 31, 2022 to $2.2 billion. This increase was a result of a $279.5 million increase in the average balance of interest-bearing demand deposits, a $20.4 million increase in the average balance of savings deposits, which were partially offset by a $108.2 million decrease in the average balance of time deposits and a $6.6 million decrease in the average balance of borrowings.

Average Balances and Yields

The following table sets forth average balance sheet balances, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. Loans, net of unearned income, include loans held for sale. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

The net interest income yield presented below is calculated by dividing net interest income by average interest-earning assets and is a measure of the efficiency of the earnings from the balance sheet activities. It is affected by changes in the difference between interest on interest-earning assets and interest-bearing liabilities and the percentage of interest-earning assets funded by interest-bearing liabilities.

	December 31, 2022			December 31, 2021		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
			(in thousands, except for %)			
Assets						
Interest-earning assets:						
Interest-earning deposits with banks[1]	$ 130,406	$ 1,324	1.02%	$ 258,916	$ 316	0.12%
Securities (including FHLB stock)	452,213	9,250	2.05%	332,566	8,248	2.48%
Federal funds sold	256	-	-%	1,052	-	-%
Loans held for sale	-	-	-%	16	-	-%
Loans, net of unearned income[6]	2,298,273	126,002	5.48%	2,014,095	103,353	5.13%
Total interest-earning assets	**2,881,148**	**136,576**	**4.74%**	**2,606,645**	**111,917**	**4.29%**
Noninterest-earning assets:						
Cash and due from banks	18,833			15,077		
Premises and equipment, net	58,197			59,739		
Other assets	29,509			26,551		
Total Assets	**$2,987,687**			**$ 2,708,012**		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities:						
Demand deposits	$ 1,362,396	21,419	1.57%	$ 1,082,922	7,237	0.67%
Savings deposits	212,329	915	0.43%	191,967	204	0.11%
Time deposits	546,776	10,682	1.95%	655,025	12,893	1.97%
Borrowings	75,962	3,518	4.63%	82,565	1,965	2.38%
Total interest-bearing liabilities	**2,197,463**	**36,534**	**1.66%**	**2,012,479**	**22,299**	**1.11%**
Noninterest-bearing liabilities:						
Demand deposits	552,786			477,802		
Other	9,669			10,619		
Total Liabilities	**2,759,918**			**2,500,900**		
Shareholders' Equity	**227,769**			**207,112**		
Total Liabilities and Shareholders' Equity	**$2,987,687**			**$ 2,708,012**		
Net interest income		**$100,042**			**$ 89,618**	
Net interest rate spread[2]			**3.08%**			**3.18%**
Net interest-earning assets[3]	**$ 683,685**			**$ 594,166**		
Net interest margin[4][5]			**3.47%**			**3.44%**
Average interest-earning assets to interest-bearing liabilities			**131.11%**			**129.52%**

(1) Includes Federal Reserve balances reported in cash and due from banks on the consolidated balance sheets.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average total interest-earning assets.
(5) The tax adjusted net interest margin was 3.48% and 3.44% for the years ended December 31, 2022 and 2021. A 21% tax rate was used to calculate the effect on securities income from tax exempt securities for the years ended December 31, 2022 and 2021.
(6) Includes loan fees of $7.8 million and $7.2 million for the years ended December 31, 2022 and 2021. PPP loan fee income of $1.3 million and $2.0 million was recognized for the years ended December 31, 2022 and 2021, respectively.

Volume/Rate Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the years indicated. The table distinguishes between: (1) changes attributable to volume (changes in volume multiplied by the prior year's rate); (2) changes attributable to rate (change in rate multiplied by the prior year's volume) and (3) total increase (decrease) (the sum of the previous columns). Changes attributable to both volume and rate are allocated ratably between the volume and rate categories.

	For the Years Ended December 31, 2022 vs. 2021		
	Increase (Decrease) Due To		
	Volume	Rate	Increase/Decrease
	(in thousands except for %)		
Interest earned on:			
Interest-earning deposits with banks	$ (230)	$ 1,238	$ 1,008
Securities (including FHLB stock)	2,618	(1,616)	1,002
Federal funds sold	-	-	-
Loans held for sale	-	-	-
Loans, net of unearned income	15,254	7,395	22,649
Total interest income	**17,642**	**7,017**	**24,659**
Interest paid on:			
Demand deposits	2,273	11,909	14,182
Savings deposits	23	688	711
Time deposits	(2,115)	(96)	(2,211)
Borrowings	(169)	1,722	1,553
Total interest expense	**12**	**14,223**	**14,235**
Change in net interest income	**$ 17,630**	**$ (7,206)**	**$ 10,424**

Provision for Loan Losses

A provision for loan losses is a charge to income in an amount that management believes is necessary to maintain an adequate allowance for loan and lease losses. The provision is based on management's regular evaluation of current economic conditions in our specific markets as well as regionally and nationally, changes in the character and size of the loan portfolio, underlying collateral values securing loans, and other factors which deserve recognition in estimating loan losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

We recorded a $3.7 million provision for loan losses for the year ended December 31, 2022 compared to $2.1 million for 2021. The allowance for loan losses at December 31, 2022 was $23.5 million or 0.93% of total loans, compared to $24.0 million or 1.11% of total loans at December 31, 2021. Total charge-offs were $6.1 million for year ended December 31, 2022 and $3.1 million for 2021. We believe that the allowance is adequate to cover potential losses in the loan portfolio given the current economic conditions.

Noninterest Income

Our primary sources of recurring noninterest income are customer service fees, ATM and debit card fees, loan fees, gains on the sale of loans and available for sale securities and other service fees. Noninterest income does not include loan origination fees which are recognized over the life of the related loan as an adjustment to yield using the interest method.

Noninterest income totaled $11.0 million for the year ended December 31, 2022, an increase of $0.2 million from $10.8 million for the year ended December 31, 2021. The increase was primarily due to increased gains on the sale of loans. First Guaranty sold a loan with a government guarantee in the third quarter of 2022. The loan had a principal balance of $24.7 million with a guaranteed balance of $19.8 million. Net securities losses were $17,000 for the year ended December 31, 2022 as compared to net securities gains of $0.7 million for 2021. The losses on securities sales primarily occurred as First Guaranty sold investment securities in order to fund loan growth and manage interest rate risk. Service charges, commissions and fees totaled $3.2 million for the year ended December 31, 2022 as compared to $2.7 million for 2021. ATM and debit card fees totaled $3.4 million for the year ended December 31, 2022 and $3.6 million for 2021. Net gains on the sale of loans were $1.8 million for the year ended December 31, 2022 and $0.9 million for 2021. Other noninterest income totaled $2.7 million and $2.8 million for the years ended December 31, 2022 and 2021, respectively.

Noninterest Expense

Noninterest expense includes salaries and employee benefits, occupancy and equipment expense and other types of expenses. Noninterest expense totaled $71.0 million for the year ended December 31, 2022 and $63.9 million for the year ended December 31, 2021. Salaries and benefits expense totaled $36.7 million for the year ended December 31, 2022 and $32.2 million for the year ended December 31, 2021. The increase was primarily due to the increase in personnel expense from new hires including those in the Mideast market. Occupancy and equipment expense increased to $8.9 million for the year ended December 31, 2022 from $8.7 million for the year ended December 31, 2021. Other noninterest expense totaled $25.4 million for the year ended December 31, 2022 and $23.0 million for 2021.

The following table presents, for the years indicated, the major categories of other noninterest expense:

	December 31, 2022	December 31, 2021
	(in thousands)	
Other noninterest expense:		
Legal and professional fees	$ 4,159	$ 3,375
Data processing	1,596	1,794
ATM fees	1,750	1,760
Marketing and public relations	1,747	1,711
Taxes - sales, capital and franchise	1,949	1,755
Operating supplies	728	853
Software expense and amortization	4,191	3,071
Travel and lodging	1,236	826
Telephone	406	398
Amortization of core deposits	696	764
Donations	638	564
Net costs from other real estate and repossessions	393	801
Regulatory assessment	1,997	1,945
Other	3,888	3,391
Total other expense	$ 25,374	$ 23,008

Income Taxes

The amount of income tax expense is influenced by the amount of pre-tax income, the amount of tax-exempt income and the amount of other non-deductible expenses. The provision for income taxes for the years ended December 31, 2022 and 2021 was $7.5 million and $7.2 million, respectively. The provision for income taxes in 2022 increased as compared to 2021 due to the increase in income before income taxes. First Guaranty's statutory tax rate was 21.0% for the years ended December 31, 2022 and 2021.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or deflation.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

The Federal Reserve increased interest rates during 2022 to address rising inflation in the U.S. The impact of rising interest rates associated with inflation impacted First Guaranty's net interest income and net interest margin along with the value of its financial assets.

Selected Financial Data

The following table presents consolidated selected financial data for First Guaranty. It does not purport to be complete and is qualified in its entirety by more detailed financial information and the audited consolidated financial statements contained elsewhere in this annual report.

	At or For the Years Ended December 31,				
	2022	2021	2020	2019	2018
	(in thousands except for %)				
Year End Balance Data Sheet:					
Investment securities	$ 451,526	$ 364,156	$ 238,548	$ 426,516	$ 405,303
Federal funds sold	$ 423	$ 183	$ 702	$ 914	$ 549
Loans, net of unearned income	$ 2,519,077	$2,159,359	$1,844,135	$ 1,525,490	$ 1,225,268
Allowance for loan and lease losses	$ 23,518	$ 24,029	$ 24,518	$ 10,929	$ 10,776
Total assets	$ 3,151,347	$2,878,120	$2,473,078	$ 2,117,216	$ 1,817,211
Total deposits	$ 2,723,792	$2,596,492	$2,166,318	$ 1,853,013	$ 1,629,622
Borrowings	$ 183,369	$ 49,635	$ 116,630	$ 86,747	$ 34,538
Shareholders' equity	$ 234,991	$ 223,889	$ 178,591	$ 166,035	$ 147,284
Common shareholders' equity	$ 201,933	$ 190,831	$ 178,591	$ 166,035	$ 147,284
Performance Ratios and Other Data:					
Return on average assets	0.97%	1.01%	0.87%	0.76%	0.82%
Return on average common equity	13.64%	14.06%	11.36%	8.99%	9.98%
Return on average tangible assets[1]	0.99%	1.04%	0.90%	0.78%	0.85%
Return on average tangible common equity[1]	15.31%	15.98%	13.08%	9.68%	10.77%
Net interest margin	3.47%	3.44%	3.35%	3.41%	3.41%
Average loans to average deposits	85.94%	83.65%	81.25%	78.59%	75.39%
Efficiency ratio[2]	63.94%	63.63%	58.95%	67.48%	69.46%
Efficiency ratio (excluding amortization of intagibles and securities transactions)[2]	63.30%	63.32%	68.44%	66.77%	66.63%
Full time equivalent employees (year end)	472	470	429	431	346

(Footnotes on page 104.)

	At or For the Years Ended December 31,				
	2022	2021	2020	2019	2018
	(in thousands except for % and share data)				
Capital Ratios:					
Average shareholders' equity to average assets	7.62%	7.65%	7.62%	8.42%	8.20%
Average tangible equity to average tangible assets[3]	7.08%	7.02%	6.86%	8.02%	7.86%
Common shareholders' equity to total assets	6.41%	6.63%	7.22%	7.84%	8.10%
Tangible Common equity to tangible assets[3]	5.89%	6.04%	6.51%	6.99%	7.79%
Income Data:					
Interest income	$ 136,576	$ 111,917	$ 100,684	$ 91,643	$ 78,390
Interest expense	$ 36,534	$ 22,299	$ 26,017	$ 29,966	$ 21,366
Net interest income	$ 100,042	$ 89,618	$ 74,667	$ 61,677	$ 57,024
Provision for loan losses	$ 3,656	$ 2,055	$ 14,877	$ 4,860	$ 1,354
Noninterest income (excluding securities transactions)	$ 11,026	$ 10,046	$ 8,989	$ 8,456	$ 7,110
Securities (losses) gains	$ (17)	$ 714	$ 14,791	$ (157)	$ (1,830)
Noninterest expense	$ 71,005	$ 63,868	$ 58,033	$ 47,219	$ 43,275
Earnings before income taxes	$ 36,390	$ 34,455	$ 25,537	$ 17,897	$ 17,675
Net income	$ 28,884	$ 27,297	$ 20,318	$ 14,241	$ 14,213
Net income available to common shareholders	$ 26,556	$ 25,913	$ 20,318	$ 14,241	$ 14,213
Per Common Share Data:					
Net earnings	$ 2.48	$ 2.42	$ 1.90	$ 1.34	$ 1.33
Cash dividends paid	$ 0.64	$ 0.60	$ 0.58	$ 0.54	$ 0.53
Book value	$ 18.84	$ 17.81	$ 16.66	$ 15.49	$ 13.82
Tangible book value[4]	$ 17.23	$ 16.13	$ 14.92	$ 13.68	$ 13.24
Dividend payout ratio for Common and Preferred	31.81%	28.49%	30.68%	40.74%	39.65%
Weighted average number of shares outstanding	10,716,796	10,716,796	10,716,796	10,666,055	10,657,245
Number of shares outstanding	10,716,796	10,716,796	10,716,796	10,716,796	10,657,245
Asset Quality Ratios:					
Non-performing assets to total assets	0.47%	0.70%	1.25%	1.04%	0.55%
Non-performing assets to total loans	0.59%	0.93%	1.68%	1.44%	0.82%
Non-performing loans to total loans	0.58%	0.83%	1.55%	1.12%	0.73%
Loan loss reserve to non-performing assets	158.68%	119.95%	79.33%	49.86%	107.48%
Net charge-offs to average loans	0.18%	0.13%	0.08%	0.36%	(0.02)%
Provision for loan and lease loss to average loans	0.16%	0.10%	0.89%	0.37%	0.12%
Allowance for loan and lease loss to total loans	0.93%	1.11%	1.33%	0.72%	0.88%

(1) Tangible calculation eliminates goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization, net of tax. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Selected Historical Consolidated Financial and Other Data— Non-GAAP Financial Measures."
(2) Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income. We calculate both a GAAP and a non-GAAP efficiency ratio. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Selected Financial Data— Non-GAAP Financial Measures.
(3) We calculate tangible common equity as total shareholders' equity less preferred stock, goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders' equity to total assets. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Selected Historical Consolidated Financial and Other Data— Non-GAAP Financial Measures."
(4) We calculate tangible book value per common share as total shareholders' equity less preferred stock, goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Selected Financial Data— Non-GAAP Financial Measures."

Non-GAAP Financial Measures

Our accounting and reporting policies conform to accounting principles generally accepted in the United States, or GAAP, and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional metrics. Tangible book value per share and the ratio of tangible equity to tangible assets are not financial measures recognized under GAAP and, therefore, are considered non-GAAP financial measures.

Our management, banking regulators, many financial analysts and other investors use these non-GAAP financial measures to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible equity, tangible assets, tangible book value per share or related measures should not be considered in isolation or as a substitute for total shareholders' equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names.

The following table reconciles, as of the dates set forth below, shareholders' equity (on a GAAP basis) to tangible equity and total assets (on a GAAP basis) to tangible assets and calculates our tangible book value per share.

	At December 31,				
	2022	2021	2020	2019	2018
	(in thousands except for share data and %)				
Tangible Common Equity					
Total shareholder's equity	$ 234,991	$ 223,889	$ 178,591	$ 166,035	$ 147,284
Adjustments:					
Preferred Stock	33,058	33,058	-	-	-
Goodwill	12,900	12,900	12,900	12,942	3,472
Acquisition intangibles	4,355	5,051	5,815	6,527	2,704
Tangible common equity	**$ 184,678**	**$ 172,880**	**$ 159,876**	**$ 146,566**	**$ 141,108**
Common shares outstanding	10,716,796	10,716,796	10,716,796	10,716,796	10,657,245
Book value per common share	$ 18.84	$ 17.81	$ 16.66	$ 15.49	$ 13.82
Tangible book value per common share	$ 17.23	$ 16.13	$ 14.92	$ 13.68	$ 13.24
Tangible Assets					
Total Assets	$ 3,151,347	$ 2,878,120	$ 2,473,078	$ 2,117,216	$ 1,817,211
Adjustments:					
Goodwill	12,900	12,900	12,900	12,942	3,472
Acquisition intangibles	4,355	5,051	5,815	6,527	2,704
Tangible Assets	**$ 3,134,092**	**$ 2,860,169**	**$ 2,454,363**	**$ 2,097,747**	**$ 1,811,035**
Tangible common equity to tangible assets	5.89%	**6.04%**	**6.51%**	**6.99%**	**7.79%**

The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate the efficiency ratio by dividing noninterest expense by the sum of net interest income and noninterest income, excluding amortizations of intangibles and securities transactions. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income.

The following table reconciles, as of the dates set forth below, our efficiency ratio to the GAAP-based efficiency ratio:

	For the Year Ended December 31,				
	2022	2021	2020	2019	2018
	(in thousands except for share data and %)				
GAAP-based efficiency ratio	63.94%	63.63%	58.95%	67.48%	69.46%
Noninterest expense	$ 71,005	$ 63,868	$ 58,033	$ 47,219	$ 43,275
Amortization of intangibles	696	764	711	390	545
Noninterest expense, excluding amortization	70,309	63,104	57,322	46,829	42,730
Net interest income	100,042	89,618	74,667	61,677	57,024
Noninterest income	11,009	10,760	23,780	8,299	5,280
Adjustments:					
Securities transactions	(17)	714	14,691	(157)	(1.830)
Noninterest income, excluding securities transactions	$ 11,026	$ 10,046	$ 9,089	$ 8,456	$ 7,110
Efficiency ratio	63.30%	63.32%	68.44%	66.77%	66.36%

Liquidity and Capital Resources

Liquidity

Liquidity refers to the ability or flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows us to have sufficient funds available to meet customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. Liquid assets include cash and due from banks, interest-earning demand deposits with banks, federal funds sold and available for sale investment securities.

First Guaranty's cash and cash equivalents totaled $83.2 million at December 31, 2022 compared to $261.9 million at December 31, 2021. Loans maturing within one year or less at December 31, 2022 totaled $372.1 million compared to $357.1 million at December 31, 2021. At December 31, 2022, time deposits maturing within one year or less totaled $312.9 million compared to $267.0 million at December 31, 2021. Time deposits maturing after one year through three years totaled $183.0 million at December 31, 2022 compared to $269.7 million at December 31, 2021. Time deposits maturing after three years totaled $37.4 million at December 31, 2022 compared to $50.0 million at December 31, 2021. First Guaranty's held to maturity ("HTM") investment securities portfolio at December 31, 2022 was $320.1 million or 70.9% of the investment portfolio compared to $153.5 million at December 31, 2021. First Guaranty's available for sale ("AFS") portfolio was $131.5 million, or 29.1% of the investment portfolio at December 31, 2022 compared to $210.6 million, or 57.8% at December 31, 2021. The majority of the AFS portfolio was comprised of U.S. Treasuries, U.S. Government Agencies, mortgage-backed securities, municipal bonds and investment grade corporate bonds. We believe these securities are readily marketable and enhance our liquidity.

We maintained a net borrowing capacity at the FHLB totaling $369.5 million and $456.3 million at December 31, 2022 and December 31, 2021, respectively with $120.0 million and $3.2 million in FHLB advances outstanding at December 31, 2022 and December 31, 2021, respectively. The advances outstanding at December 31, 2022 were comprised of three short-term advances that were paid off in January 2023. The advance outstanding at December 31, 2021 was comprised of a long-term advance that totaled $3.2 million. First Guaranty paid off the $3.2 million long-term advance acquired from the Union acquisition in the first quarter of 2022. The change in borrowing capacity with the Federal Home Loan Bank was due to changes in the value that First Guaranty receives on pledged collateral and due to First Guaranty's usage of the line. First Guaranty has increasingly transitioned public funds deposits into reciprocal deposit programs for collateralization as an alternative to FHLB letters of credit. At December 31, 2022, we had outstanding letters of credit from the FHLB in the amount of $388.6 million that were primarily used to collateralize public funds deposits. We also maintain federal funds lines of credit at various correspondent banks with borrowing capacity of $100.5 million and two revolving lines of credit totaling $26.5 million secured by a pledge of the Bank's common stock, with $20.0 million outstanding balance at December 31, 2022. We also have a discount window line with the Federal Reserve Bank that totaled $29.0 million at December 31, 2022. Management believes there is sufficient liquidity to satisfy current operating needs.

Capital Resources

Our capital position is reflected in total shareholders' equity, subject to certain adjustments for regulatory purposes. Further, our capital base allows us to take advantage of business opportunities while maintaining the level of resources we deem appropriate to address business risks inherent in daily operations.

Total shareholders' equity increased to $235.0 million at December 31, 2022 from $223.9 million at December 31, 2021. The increase in shareholders' equity was principally the result of an increase of $19.7 million in retained earnings, partially offset by a decrease of $8.6 million in accumulated other comprehensive income. The $19.7 million increase in retained earnings was due to net income of $28.9 million during the year ended December 31, 2022, partially offset by $6.9 million in cash dividends paid on our common stock and $2.3 million in cash dividends paid on shares of our preferred stock. The decrease in accumulated other comprehensive income was primarily attributed to the increase in unrealized losses on available for sale securities during the year ended December 31, 2022.

Capital Management

We manage our capital to comply with our internal planning targets and regulatory capital standards administered by the Federal Reserve and the FDIC. We review capital levels on a monthly basis. We evaluate a number of capital ratios, including Tier 1 capital to total adjusted assets (the leverage ratio) and Tier 1 capital to risk-weighted assets. At December 31, 2022, First Guaranty Bank was classified as well-capitalized. First Guaranty Bank's capital conservation buffer was 3.16% at December 31, 2022.

The following table presents First Guaranty Bank's capital ratios as of the indicated dates.

	"Well Capitalized Minimums"	At December 31, 2022	"Well Capitalized Minimums"	At December 31, 2021
Tier 1 Leverage Ratio	5.00%	9.35%	5.00%	8.71%
Tier 1 Risk-based Capital Ratio	8.00%	10.31%	8.00%	10.22%
Total Risk-based Capital Ratio	10.00%	11.16%	10.00%	11.22%
Common Equity Tier One Capital	6.50%	10.31%	6.50%	10.22%

Off-balance sheet commitments

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers and to reduce our own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in our consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as we do for on-balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

The notional amounts of the financial instruments with off-balance sheet risk at December 31, 2022 and 2021 are as follows:

Contract Amount	December 31, 2022	December 31, 2021
	(in thousands)	
Commitments to Extend Credit	$ 246,968	$ 198,444
Unfunded Commitments under lines of credit	$ 253,906	$ 250,231
Commercial and Standby letters of credit	$ 14,222	$ 13,787

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on our credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Unfunded commitments under lines of credit are contractually obligated by us as long as the borrower is in compliance with the terms of the loan relationship. Unfunded lines of credit are typically operating lines of credit that adjust on a regular basis as a customer requires funding. There may be seasonal variations to the usage of these lines. At December 31, 2022, the largest concentrations of unfunded commitments were lines of credit associated with construction and land development loans and commercial and industrial loans.

Commercial and standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term (one year or less); however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on any commitments during the years ended December 31, 2022 and 2021.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk

Asset/Liability Management and Market Risk

Asset/Liability Management.

Our asset/liability management process consists of quantifying, analyzing and controlling interest rate risk to maintain reasonably stable net interest income levels under various interest rate environments. The principal objective of asset/liability management is to maximize net interest income while operating within acceptable limits established for interest rate risk and to maintain adequate levels of liquidity.

The majority of our assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk, which is inherent in our lending and deposit-taking activities. Our assets, consisting primarily of loans secured by real estate and fixed rate securities in our investment portfolio, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. The board of directors of First Guaranty Bank has established two committees, the management asset liability committee and the board investment committee, to oversee the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. The management asset liability committee is comprised of senior officers of the Bank and meets as needed to review our asset liability policies and interest rate risk position. The board ALCO investment committee is comprised of certain members of the board of directors of the Bank and meets monthly. The management asset liability committee provides a monthly report to the board ALCO investment committee.

The need for interest sensitivity gap management is most critical in times of rapid changes in overall interest rates. We generally seek to limit our exposure to interest rate fluctuations by maintaining a relatively balanced mix of rate sensitive assets and liabilities on a one-year time horizon and greater than one-year time horizon. Because of the significant impact on net interest margin from mismatches in repricing opportunities, we monitor the asset-liability mix periodically depending upon the management asset liability committee's assessment of current business conditions and the interest rate outlook. We maintain exposure to interest rate fluctuations within prudent levels using varying investment strategies. These strategies include, but are not limited to, frequent internal modeling of asset and liability values and behavior due to changes in interest rates. We monitor cash flow forecasts closely and evaluate the impact of both prepayments and extension risk.

The following interest sensitivity analysis is one measurement of interest rate risk. This analysis, which we prepare quarterly, reflects the contractual maturity characteristics of assets and liabilities over various time periods. This analysis does not factor in prepayments or interest rate floors on loans which may significantly change the report. This table includes nonaccrual loans in their respective maturity periods. The gap indicates whether more assets or liabilities are subject to repricing over a given time period. The interest sensitivity analysis at December 31, 2022 illustrated below reflects a liability-sensitive position with a negative cumulative gap on a one-year basis.

	December 31, 2022				
	Interest Sensitivity Within				
	3 Months Or Less	Over 3 Months thru 12 Months	Total One Year	Over One Year	Total
	(dollars in thousands, except for percentages)				
Earning Assets:					
Loans (including loans held for sale)	$ 635,288	$ 264,614	$ 899,902	$ 1,619,175	$ 2,519,077
Securities (including FHLB stock)	56,748	691	57,439	400,615	458,054
Federal Funds Sold	423	-	423	-	423
Other earning assets	70,086	-	70,086	-	70,086
Total earning assets	$ 762,545	$ 265,305	$ 1,027,850	$ 2,019,790	$ 3,047,640
Source of Funds:					
Interest-bearing accounts:					
Demand deposits	$ 1,460,259	$ -	$ 1,460,259	$ -	$ 1,460,259
Savings deposits	205,760	-	205,760	-	205,760
Time deposits	66,523	248,236	314,759	218,599	533,358
Short-term borrowings	140,000	-	140,000	5,884	145,884
Senior long-term debt	21,927	-	21,927	-	21,927
Junior subordinated debt	15,000	-	15,000	-	15,000
Noninterest-bearing, net	-	-	-	665,452	665,452
Total source of funds	$ 1,909,469	$ 248,236	$ 2,157,705	$ 889,935	$ 3,047,640
Period gap	$ (1,146,924)	$ 17,069	$(1,129,855)	$ 1,129,855	
Cumulative gap	$ (1,146,924)	$ (1,129,855)	$(1,129,855)	$ -	
Cumulative gap as a percent of earning assets	(37.6)%	(37.1)%	(37.1)%		

Griffith, DeLaney, Hillman & Lett

CERTIFIED PUBLIC ACCOUNTANTS

PAUL DAVID GRIFFITH, CPA
JOHN MICHAEL DELANEY, CPA
TRACY NEAL HILLMAN, CPA
JONATHAN E. LETT, CPA

BEVERLY SUE PEMBERTON, CPA
KIMBERLY PAYNE CURTIS, CPA
CHRIS TILSLEY, CPA

429 - 13th Street, P.O. Box 1360
Ashland, Kentucky 41105-1360
(606) 329-1656
(800) 377-6270
FAX: (606) 324-4739

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
First Guaranty Bancshares, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of First Guaranty Bancshares, Inc. and Subsidiary (First Guaranty) as of December 31, 2022, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the year ended December 31, 2022, and the related notes collectively referred to as the financial statements. We also have audited First Guaranty's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Guaranty as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, First Guaranty maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

Basis for Opinion

First Guaranty's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on First Guaranty's financial statements and an opinion on First Guaranty's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Guaranty in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan and Lease Losses

As described in Notes 1, 5 and 6 to the financial statements, at December 31, 2022, First Guaranty's total loans were $2.5 billion and the associated allowance for loan and lease losses balance was $23.5 million. The allowance for loan and lease losses is management's best estimate of probable incurred losses inherent in its loan portfolio and is based on historical loss experience by loan segment and class with adjustments for current events and conditions. These factors include, among others, loan loss experience, current loan portfolio quality, present economic, political, and regulatory conditions, specific credit risks, industry concentrations, and unidentified losses inherent in the current loan portfolio.

We identified management's asset quality ratings of loans and determination of qualitative factors, which is based on general economic conditions and other qualitive risk factors both internal and external to First Guaranty, both of which are used in the allowance for loan and lease losses calculation, as a critical audit matter. First Guaranty uses asset quality risk ratings to monitor portfolio performance and trends and to adjust historical loss percentages for classified loans. First Guaranty stratifies loans into pools based on collateral and type of loan, based on regulatory guidelines, and estimates inherent loss rates for each of the loan pools, which are used in the calculation of the allowance for loan and lease losses. The general valuation allowance portion of the allowance for loan and lease losses is used to estimate losses and is based on management's evaluation of various factors that are not captured in the historical credit loss factors or on the specific impairment component. Auditing management's judgements regarding the determination of the quantitative and qualitative portion of the allowance for loan and lease losses involved a high degree of subjectivity.

The primary procedures we performed to address the critical audit matter included:

- Testing the design, implementation, and operating effectiveness of controls relating to management's calculation of the allowance for loan and lease losses, including controls over the accuracy of asset quality ratings of loans, the loan pools based on collateral type, and the determination of the qualitative and quantitative factors of the allowance for loan and lease losses.

- Testing a risk-based targeted selection of loans to gain substantive evidence that First Guaranty is appropriately rating these loans in accordance with its policies, and that the asset quality ratings for the loans are reasonable.

- Obtaining management's analysis and supporting documentation related to the qualitative factors and testing whether the qualitative risk factors both internal and external to First Guaranty used in the calculation of the allowance for loan and lease losses are supported by the analysis provided by management.

- Testing the appropriateness of the methodology and assumptions used in the calculation of the allowance for loan and lease losses, and testing the calculation itself, including completeness and accuracy of the data used in the calculation, application of the qualitative factors determined by management and used in the calculation, and recalculation of the allowance for loan and lease losses balance.

Griffith DeLaney Hillman & Son

We have served as First Guaranty's auditor since 2022.

Ashland, Kentucky
March 16, 2023


Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Charles E. Castaing, CPA (1930-2019)
Roger E. Hussey, CPA, Retired

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
First Guaranty Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of First Guaranty Bancshares, Inc. and Subsidiary (First Guaranty) as of December 31, 2021, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Guaranty as of December 31, 2021 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Guaranty's management. Our responsibility is to express an opinion on First Guaranty's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Guaranty in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Castaing, Hussey & Lolan LLC

We served as First Guaranty's auditor from 2001 to 2022.

New Iberia, Louisiana
March 16, 2022

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY - CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
	(in thousands, except share data)	
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 82,796	$ 261,749
Federal funds sold	423	183
Cash and cash equivalents	**83,219**	**261,932**
Investment securities:		
Available for sale, at fair value	131,458	210,620
Held to maturity, at cost (estimated fair value of $242,560 and $150,585, respectively)	320,068	153,536
Investment securities	**451,526**	**364,156**
Federal Home Loan Bank stock, at cost	6,528	1,359
Loans held for sale	-	-
Loans, net of unearned income	2,519,077	2,159,359
Less: allowance for loan and lease losses	23,518	24,029
Net loans	**2,495,559**	**2,135,330**
Premises and equipment, net	58,206	58,637
Goodwill	12,900	12,900
Intangible assets, net	4,979	5,922
Other real estate, net	113	2,072
Accrued interest receivable	13,002	12,047
Other assets	25,315	23,765
Total Assets	**$ 3,151,347**	**$ 2,878,120**
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing demand	$ 524,415	$ 532,578
Interest-bearing demand	1,460,259	1,275,544
Savings	205,760	201,699
Time	533,358	586,671
Total deposits	**2,723,792**	**2,596,492**
Short-term advances from Federal Home Loan Bank	120,000	-
Short-term borrowings	20,000	-
Repurchase agreements	6,442	6,439
Accrued interest payable	4,289	4,480
Long-term advances from Federal Home Loan Bank	-	3,208
Senior long-term debt	21,927	25,170
Junior subordinated debentures	15,000	14,818
Other liabilities	4,906	3,624
Total Liabilities	**2,916,356**	**2,654,231**
Shareholders' Equity		
Common stock:		
Preferred stock, Series A - $1,000 par value - 100,000 shares authorized Non-cumulative perpetual; 34,500 issued and outstanding, respectively	$ 33,058	$ 33,058
Common stock, $1 par value - 100,600,000 shares authorized and 10,716,796 shares issued	10,717	10,717
Surplus	130,093	130,093
Retained earnings	76,351	56,654
Accumulated other comprehensive (loss) income	(15,228)	(6,633)
Total Shareholders' Equity	**234,991**	**223,889**
Total Liabilities and Shareholders' Equity	**$ 3,151,347**	**$ 2,878,120**

See Notes to the Consolidated Financial Statements.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,	
	2022	2021
	(in thousands, except share data)	
Interest Income:		
Loans (including fees)	$ 126,002	$ 103,353
Deposits with other banks	1,324	316
Securities (including FHLB stock)	9,250	8,248
Federal funds sold	-	-
Total Interest Income	**136,576**	**111,917**
Interest Expense:		
Demand deposits	21,419	7,237
Savings deposits	915	204
Time deposits	10,682	12,893
Borrowings	3,518	1,965
Total Interest Expense	**36,534**	**22,299**
Net Interest Income	**100,042**	**89,618**
Less: Provision for loan losses	3,656	2,055
Net Interest Income after Provision for Loan Losses	**96,386**	**87,563**
Noninterest Income:		
Service charges, commissions and fees	3,160	2,699
ATM and debit card fees	3,406	3,562
Net (losses) gains on securities	(17)	714
Net gains on sale of loans	1,774	942
Other	2,686	2,843
Total Noninterest Income	**11,009**	**10,760**
Noninterest Expense:		
Salaries and employee benefits	36,699	32,179
Occupancy and equipment expense	8,932	8,681
Other	25,374	23,008
Total Noninterest Expense	**71,005**	**63,868**
Income Before Income Taxes	**36,390**	**34,455**
Less: Provision for income taxes	7,506	7,158
Net Income	**28,884**	**27,297**
Less: Preferred stock dividends	2,328	1,384
Net Income Available to Common Shareholders	**$ 26,556**	**$ 25,913**
Per Common Share:		
Earnings	$ 2.48	$ 2.42
Cash dividends paid	$ 0.64	$ 0.60
Weighted Average Common Shares Outstanding	10,716,796	10,716,796

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,	
	2022	2021
	(in thousands)	
Net Income	$ 28,884	$ 27,297
Other comprehensive income:		
Unrealized (losses) gains on securities:		
Unrealized holding (losses) gains arising during the period	(10,897)	(8,501)
Reclassification adjustments for losses (gains) included in net income	17	(714)
Reclassification of OTTI losses included in net income	-	-
Change in unrealized (losses) gains on securities	**(10,880)**	**(9,215)**
Tax impact	2,285	1,935
Other comprehensive (loss) income	**(8,595)**	**(7,280)**
Comprehensive Income	**$ 20,289**	**$ 20,017**

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock $1,000 Par	Common Stock $1 Par	Surplus	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
	(in thousands, except share data)					
Balance December 31, 2020	**$ -**	**$ 10,717**	**$ 130,093**	**$ 37,134**	**$ 647**	**$ 178,591**
Net income	-	-	-	27,297	-	27,297
Preferred stock issued, 34,500 shares, net of costs	33,058	-	-	-	-	33,058
Other comprehensive income (loss)	-	-	-	-	(7,280)	(7,280)
Preferred stock dividends	-	-	-	(1,384)	-	(1,384)
Cash dividends on common stock ($0.60 per share)	-	-	-	(6,393)	-	(6,393)
Balance December 31, 2021	**$ 33,058**	**$ 10,717**	**$ 130,093**	**$ 56,654**	**$ (6,633)**	**$ 223,889**
Net income	-	-	-	28,884	-	28,884
Other comprehensive income (loss)	-	-	-	-	(8,595)	(8,595)
Preferred stock dividends	-	-	-	(2,328)	-	(2,328)
Cash dividends on common stock ($0.64 per share)	-	-	-	(6,859)	-	(6,859)
Balance December 31, 2022	**$ 33,058**	**$ 10,717**	**$ 130,093**	**$ 76,351**	**$ (15,228)**	**$ 234,991**

See Notes to Consolidated Financial Statements

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2022	2021
	(in thousands)	
Cash Flows From Operating Activities:		
Net income	$ 28,884	$ 27,297
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	3,656	2,055
Depreciation and amortization	4,109	4,775
Amortization/Accretion of investments	1,801	(104)
(Gain) loss on sale/call of securities	17	(714)
Gain on sale of assets	(1,857)	(965)
Repossessed asset writedowns, gains and losses on dispositions	96	536
FHLB stock dividends	(20)	(13)
Change in other assets and liabilities, net	179	(6,347)
Net Cash Provided by Operating Activities	**36,865**	**26,520**
Cash Flows From Investing Activities:		
Proceeds from maturities, calls and sales of AFS securities	52,986	417,557
Funds invested in AFS securities	(153,053)	(551,563)
Funds invested in preferred securities	-	(1,000)
Proceeds from redemption of preferred securities	-	1,500
Proceeds from sale/redemption of Federal Home Loan Bank stock	2,182	2,160
Funds invested in Federal Home Loan Bank stock	(7,331)	(155)
Net increase in loans	(362,543)	(320,347)
Purchases of premises and equipment	(2,643)	(2,204)
Proceeds from sales of premises and equipment	70	77
Proceeds from sales of other real estate owned	2,421	1,330
Net Cash Used In Investing Activities	**(467,911)**	**(452,645)**
Cash Flows From Financing Activities:		
Net increase in deposits	127,300	430,174
Net (decrease) increase in federal funds purchased and short-term borrowings	140,003	(49,682)
Repayment of long-term borrowings	(5,783)	(17,321)
Net proceeds from issuance of preferred stock	-	33,058
Dividends paid on preferred stock	(2,328)	(1,384)
Dividends paid common stock	(6,859)	(6,393)
Net Cash Provided By Financing Activities	**252,333**	**388,452**
Net (Decrease) Increase in Cash and Cash Equivalents	(178,713)	(37,673)
Cash and Cash Equivalents at the Beginning of the Period	261,932	299,605
Cash and Cash Equivalents at the End of the Period	**$ 83,219**	**$ 261,932**
Noncash Activities:		
Acquisition of real estate in settlement of loans	$ 558	$ 1,782
Transfer of securities from AFS to HTM	$ 176,181	$ 160,014
Cash Paid During the Period:		
Interest on deposits and borrowed funds	$ 36,725	$ 23,111
Federal income taxes	$ 7,600	$ 11,400
State income taxes	$ 20	$ 36

See Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business and Summary of Significant Accounting Policies

Business

First Guaranty Bancshares, Inc. ("First Guaranty") is a Louisiana corporation and a financial holding company headquartered in Hammond, LA. First Guaranty owns all of the outstanding shares of common stock of First Guaranty Bank. First Guaranty Bank (the "Bank") is a Louisiana-chartered commercial bank that offers a wide range of financial services and focuses on building client relationships and providing exceptional customer service. These services include consumer and commercial lending, mortgage loan origination, the issuance of credit cards and retail banking services. The Bank also maintains an investment portfolio comprised of government, government agency, corporate, and municipal securities. The Bank has thirty-six banking facilities and forty-eight automated teller machines (ATMs) in Southeast, Southwest, Central and North Louisiana, North Central Texas, Kentucky and West Virginia.

Summary of significant accounting policies

The accounting and reporting policies of First Guaranty conform to generally accepted accounting principles and to predominant accounting practices within the banking industry. The more significant accounting and reporting policies are as follows:

Consolidation

The consolidated financial statements include the accounts of First Guaranty Bancshares, Inc., and its wholly owned subsidiary, First Guaranty Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan and lease losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and the valuation of investment securities. In connection with the determination of the allowance for loan and lease losses and real estate owned, First Guaranty obtains independent appraisals for significant properties.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents are defined as cash, due from banks, interest-bearing demand deposits with banks and federal funds sold with maturities of three months or less.

Securities

First Guaranty reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. Debt securities that Management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities available for sale are stated at fair value. The unrealized difference, if any, between amortized cost and fair value of these AFS securities is excluded from income and is reported, net of deferred taxes, in accumulated other comprehensive income as a part of shareholders' equity. Details of other comprehensive income are reported in the consolidated statements of comprehensive income. Realized gains and losses on securities are computed based on the specific identification method and are reported as a separate component of other income. Amortization of premiums and discounts is included in interest income. Discounts and premiums related to debt securities are amortized using the effective interest rate method.

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost and the financial condition and near term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Loans held for sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties and documentation deficiencies. Mortgage loans held for sale are generally sold with the mortgage servicing rights released. Gains or losses on sales of mortgage loans are recognized based on the differences between the selling price and the carrying value of the related mortgage loans sold.

Loans

Loans are stated at the principal amounts outstanding, net of unearned income and deferred loan fees. In addition to loans issued in the normal course of business, overdrafts on customer deposit accounts are considered to be loans and reclassified as such. Interest income on all classifications of loans is calculated using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when Management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that reasonable doubt exists as to the full and timely collection of principal and interest. This evaluation is made for all loans that are 90 days or more contractually past due. When a loan is placed in nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Loans are returned to accrual status when, in the judgment of Management, all principal and interest amounts contractually due are reasonably assured to be collected within a reasonable time frame and when the borrower has demonstrated payment performance of cash or cash equivalents; generally for a period of 6 months. All loans, except mortgage loans, are considered past due if they are past due 30 days. Mortgage loans are considered past due when two consecutive payments have been missed. Loans that are past due 90-120 days and deemed uncollectible are charged-off. The loan charge off is a reduction of the allowance for loan and lease losses.

Troubled Debt Restructurings (TDRs)

TDRs are loans in which the borrower is experiencing financial difficulty at the time of restructuring, and the Bank has granted a concession to the borrower. TDRs are undertaken in order to improve the likelihood of recovery on the loan and may take the form of modifications made with the stated interest rate lower than the current market rate for new debt with similar risk, other modifications to the structure of the loan that fall outside of normal underwriting policies and procedures, or in limited circumstances forgiveness of principal and / or interest. TDRs can involve loans remaining on non-accrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. TDRs are subject to policies governing accrual and nonaccrual evaluation consistent with all other loans as discussed in the "Loans" section above. All loans with the TDR designation are considered to be impaired, even if they are accruing.

First Guaranty's policy is to evaluate TDRs that have subsequently been restructured and returned to market terms after 6 months of performance. The evaluation includes a review of the loan file and analysis of the credit to assess the loan terms, including interest rate to insure such terms are consistent with market terms. The loan terms are compared to a sampling of loans with similar terms and risk characteristics, including loans originated by First Guaranty and loans lost to a competitor. The sample provides a guide to determine market terms pursuant to ASC 310-40-50-2. The loan is also evaluated at that time for impairment. A loan determined to be restructured to market terms and not considered impaired will no longer be disclosed as a TDR in the years following the restructuring. These loans will continue to be individually evaluated for impairment. A loan determined to either be restructured to below market terms or to be impaired will remain a TDR.

The TDR requirements became inapplicable to First Guaranty upon our adoption of CECL on January 1, 2023.

Credit Quality

First Guaranty's credit quality indicators are pass, special mention, substandard, and doubtful.

Loans included in the pass category are performing loans with satisfactory debt coverage ratios, collateral, payment history, and documentation requirements.

Special mention loans have potential weaknesses that deserve close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects. Borrowers may be experiencing adverse operating trends (declining revenues or margins) or an ill proportioned balance sheet (e.g., increasing inventory without an increase in sales, high leverage, tight liquidity). Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a special mention rating. Nonfinancial reasons include management problems, pending litigation, an ineffective loan agreement or other material structural weakness, and any other significant deviation from prudent lending practices.

A substandard loan is inadequately protected by the paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness. They are characterized by the distinct possibility that First Guaranty will sustain some loss if the deficiencies are not corrected. These loans require more intensive supervision. Substandard loans are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization. Repayment may depend on collateral or other credit risk mitigates. For some substandard loans, the likelihood of full collection of interest and principal may be in doubt and interest is no longer accrued. Consumer loans that are 90 days or more past due or that are nonaccrual are considered substandard.

Doubtful loans have the weaknesses of substandard loans with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values.

A loan is considered impaired when, based on current information and events, it is probable that First Guaranty will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by Management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. This process is only applied to impaired loans or relationships in excess of $500,000. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures, unless such loans are the subject of a restructuring agreement. Loans that have been restructured in a troubled debt restructuring will continue to be evaluated individually for impairment, including those no longer requiring disclosure.

Acquired Loans

Loans are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan and lease losses. Acquired loans are segregated between those with deteriorated credit quality at acquisition and those deemed as performing. To make this determination, Management considers such factors as past due status, nonaccrual status, credit risk ratings, interest rates and collateral position. The fair value of acquired loans deemed performing is determined by discounting cash flows, both principal and interest, for each pool at prevailing market interest rates as well as consideration of inherent potential losses. The difference between the fair value and principal balances due at acquisition date, the fair value discount, is accreted into income over the estimated life of each loan pool.

Loans acquired in a business combination are recorded at their estimated fair value on their purchase date with no carryover of the related allowance for loan and lease losses. Performing acquired loans are subsequently evaluated for any required allowance at each reporting date. An allowance for loan and lease losses is calculated using a similar methodology for originated loans.

Loan fees and costs

Nonrefundable loan origination and commitment fees and direct costs associated with originating loans are deferred and recognized over the lives of the related loans as an adjustment to the loans' yield using the level yield method.

Allowance for loan and lease losses

The allowance for loan and lease losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan and lease losses when Management believes that the collectability of the principal is unlikely. The allowance, which is based on evaluation of the collectability of loans and prior loan loss experience, is an amount that, in the opinion of Management, reflects the risks inherent in the existing loan portfolio and exists at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, historical losses, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower's ability to pay including the impact of the COVID-19 pandemic, adequacy of loan collateral and other relevant factors.

The following are general credit risk factors that affect First Guaranty's loan portfolio segments. These factors do not encompass all risks associated with each loan category. Construction and land development loans have risks associated with interim construction prior to permanent financing and repayment risks due to the future sale of developed property. Farmland and agricultural loans have risks such as weather, government agricultural policies, fuel and fertilizer costs, and market price volatility. 1-4 family, multi-family, and consumer credits are strongly influenced by employment levels, consumer debt loads and the general economy. Non-farm non-residential loans include both owner occupied real estate and non-owner occupied real estate. Common risks associated with these properties is the ability to maintain tenant leases and keep lease income at a level able to service required debt and operating expenses. Commercial and industrial loans generally have non-real estate secured collateral which requires closer monitoring than real estate collateral.

Although Management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan and lease losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change.

Accordingly, First Guaranty may ultimately incur losses that vary from Management's current estimates. Adjustments to the allowance for loan and lease losses will be reported in the period such adjustments become known or can be reasonably estimated. All loan losses are charged to the allowance for loan and lease losses when the loss actually occurs or when the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and impaired. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Also, a specific reserve is allocated for syndicated loans. The general component covers non-classified loans and special mention loans and is based on historical loss experience adjusted for qualitative factors. Qualitative factors include analysis of levels and trends in delinquencies, nonaccrual loans, charge-offs and recoveries, loan risk ratings, trends in volume and terms of loans, changes in lending policy, credit concentrations, portfolio stress test results, national and local economic trends including the impact of COVID-19, industry conditions, and other relevant factors. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The allowance for loan and lease losses is reviewed on a monthly basis. The monitoring of credit risk also extends to unfunded credit commitments, such as unused commercial credit lines and letters of credit. A reserve is established as needed for estimates of probable losses on such commitments.

Goodwill and intangible assets

Goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in an acquisition. First Guaranty's goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment in accordance with ASC Topic 350.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own or in combination with the related contract, asset or liability. First Guaranty's intangible assets primarily relate to core deposits and loan servicing assets related to the SBA portfolio. These core deposit intangibles are amortized on a straight-line basis over terms ranging from seven to fifteen years. Management periodically evaluates whether events or circumstances have occurred that impair this deposit intangible.

Premises and equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings and improvements 10-40 years
Equipment, fixtures and automobiles 3-10 years

Expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives. Repairs, maintenance and minor improvements are charged to operating expense as incurred. Gains or losses on disposition, if any, are recorded as a separate line item in noninterest income on the Statements of Income.

Other real estate

Other real estate includes properties acquired through foreclosure or acceptance of deeds in lieu of foreclosure. These properties are recorded at the lower of the recorded investment in the property or its fair value less the estimated cost of disposition. Any valuation adjustments required prior to foreclosure are charged to the allowance for loan and lease losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other real estate expense or to the allowance for other real estate. Costs of operating and maintaining the properties are charged to other real estate expense as incurred. Any subsequent gains or losses on dispositions are credited or charged to income in the period of disposition.

Off-balance sheet financial instruments

In the ordinary course of business, First Guaranty has entered into commitments to extend credit, including commitments under credit card arrangements, commitments to fund commercial real estate, construction and land development loans secured by real estate, and performance standby letters of credit. Such financial instruments are recorded when they are funded.

Income taxes

First Guaranty and its subsidiary file a consolidated federal income tax return on a calendar year basis. In lieu of Louisiana state income tax, the Bank is subject to the Louisiana bank shares tax, which is included in noninterest expense in First Guaranty's consolidated financial statements. With few exceptions, First Guaranty is no longer subject to U.S. federal, state or local income tax examinations for years before 2018. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be utilized.

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the Statements of Comprehensive Income.

Fair Value Measurements

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. First Guaranty uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. See Note 19 for a detailed description of fair value measurements.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from First Guaranty, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) First Guaranty does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Earnings per common share

Earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. In December of 2021, First Guaranty issued a pro rata, 10% common stock dividend. The shares issued for the stock dividend have been retrospectively factored into the calculation of earnings per share as well as cash dividends paid on common stock and represented on the face of the financial statements. No convertible shares of First Guaranty's stock are outstanding.

Operating Segments

All of First Guaranty's operations are considered by management to be aggregated into one reportable operating segment. While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material. Operations are managed and financial performance is evaluated on a Company-wide basis.

Reclassifications

Certain reclassifications have been made to prior year end financial statements in order to conform to the classification adopted for reporting in 2022.

Note 2. Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments". This ASU amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. The ASU amendments require the measurement of all expected credit losses for financial assets held at the reporting date be based on historical experience, current conditions, and reasonable and supportable forecasts. The ASU requires assets held at cost basis to reflect the company's current estimate of all expected credit losses. For available for sale debt securities, credit losses should be presented as an allowance rather than as a write-down. In addition, this ASU amends the accounting for purchased financial assets with credit deterioration. On October 16, 2019, the FASB approved an effective date delay applicable to smaller reporting companies until fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. First Guaranty adopted this guidance on January 1, 2023.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. The effective date is January 1, 2023. We do not expect it will have a material impact on the consolidated financial statements.

Note 3. Cash and Due from Banks

Certain reserves are required to be maintained at the Federal Reserve Bank. There was no reserve requirement as of December 31, 2022 and 2021. At December 31, 2022 First Guaranty had three accounts at correspondent banks, excluding the Federal Reserve Bank, that exceeded the FDIC insurable limit of $250,000. These accounts were over the insurable limit by $4.6 million. At December 31, 2021 First Guaranty had three accounts at correspondent banks, excluding the Federal Reserve Bank, that exceeded the FDIC insurable limit of $250,000. These accounts were over the insurable limit by $2.0 million.

Note 4. Securities

A summary comparison of securities by type at December 31, 2022 and 2021 is shown below.

	December 31, 2022				December 31, 2021			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)							
Available for sale:								
U.S. Treasuries	$ 100,642	$ -	$ (2,142)	$ 98,500	$ -	$ -	$ -	$ -
U.S. Government Agencies	-	-	-	-	116,733	-	(623)	116,110
Corporate debt securities	16,750	-	(752)	15,998	79,344	732	(1,851)	78,225
Municipal bonds	14,742	31	(426)	14,347	15,543	156	-	15,699
Mortgage-backed securities	2,711	-	(98)	2,613	576	10	-	586
Total available for sale securities	**$ 134,845**	**$ 31**	**$ (3,418)**	**$ 131,458**	**$ 212,196**	**$ 898**	**$ (2,474)**	**$ 210,620**
Held to maturity:								
U.S. Government Agencies	$ 265,032	$ -	$(69,503)	$ 195,529	$ 153,536	$ -	$ (2,951)	$ 150,585
Corporate debt securities	55,036	-	(8,005)	47,031	-	-	-	-
Total held to maturity securities	**$ 320,068**	**$ -**	**$(77,508)**	**$ 242,560**	**$ 153,536**	**$ -**	**$ (2,951)**	**$ 150,585**

The scheduled maturities of securities at December 31, 2022, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities due to call or prepayments. Mortgage-backed securities are not due at a single maturity because of amortization and potential prepayment of the underlying mortgages. For this reason they are presented separately in the maturity table below.

	December 31, 2022	
	Amortized Cost	Fair Value
	(in thousands)	
Available for sale:		
Due in one year or less	$ 51,087	$ 50,911
Due after one year through five years	53,552	51,664
Due after five years through 10 years	20,001	19,129
Over 10 years	7,494	7,141
Subtotal	**132,134**	**128,845**
Mortgage-backed Securities	2,711	2,613
Total available for sale securities	**$ 134,845**	**$ 131,458**
Held to maturity:		
Due in one year or less	$ -	$ -
Due after one year through five years	402	344
Due after five years through 10 years	74,092	62,211
Over 10 years	245,574	180,005
Total held to maturity securities	**$ 320,068**	**$ 242,560**

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at December 31, 2022.

	December 31, 2022								
	Less Than 12 Months			12 Months or More			Total		
	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
	(in thousands)								
Available for sale:									
U.S. Treasuries	-	$ -	$ -	6	$ 98,500	$ (2,142)	6	$ 98,500	$ (2,142)
U.S. Government Agencies	-	-	-	-	-	-	-	-	-
Corporate debt securities	14	14,628	(622)	2	1,370	(130)	16	15,998	(752)
Municipal bonds	46	5,854	(394)	6	673	(32)	52	6,527	(426)
Mortgage-backed securities	3	2,608	(98)	4	5	-	7	2,613	(98)
Total available for sale securities	**63**	**$ 23,090**	**$ (1,114)**	**18**	**$100,548**	**$ (2,304)**	**81**	**$123,638**	**$ (3,418)**
Held to maturity									
U.S. Government Agencies	13	$ 89,695	$ (21,724)	16	$105,834	$ (47,779)	29	$195,529	$ (69,503)
Corporate debt securities	59	47,031	(8,005)	-	-	-	59	47,031	(8,005)
Total held to maturity securities	**72**	**$136,726**	**$ (29,729)**	**16**	**$105,834**	**$ (47,779)**	**88**	**$242,560**	**$(77,508)**

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at December 31, 2021.

	December 31, 2021								
	Less Than 12 Months			12 Months or More			Total		
	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
	(in thousands)								
Available for sale:									
U.S. Treasuries	-	$ -	$ -	-	$ -	$ -	-	$ -	$ -
U.S. Government Agencies	13	116,110	(623)	-	-	-	13	116,110	(623)
Corporate debt securities	61	61,551	(1,677)	2	445	(174)	63	61,996	(1,851)
Municipal bonds	1	66	-	-	-	-	1	66	-
Mortgage-backed securities	-	-	-	6	9	-	6	9	-
Total available for sale securities	**75**	**$177,727**	**$ (2,300)**	**8**	**$ 454**	**$ (174)**	**83**	**$178,181**	**$ (2,474)**
Held to maturity									
U.S. Government Agencies	16	$ 150,585	$ (2,951)	-	$ -	$ -	16	$150,585	$ (2,951)
Total held to maturity securities	**16**	**$150,585**	**$ (2,951)**	**-**	**$ -**	**$ -**	**16**	**$150,585**	**$ (2,951)**

As of December 31, 2022, 169 of First Guaranty's debt securities had gross unrealized losses totaling 18.1% of the individual securities' amortized cost basis and 17.8% of First Guaranty's total amortized cost basis of the investment securities portfolio. 34 of the 169 securities had been in a continuous loss position for over 12 months at such date. The 34 securities had an aggregate amortized cost basis of $256.5 million and an unrealized loss of $50.1 million at December 31, 2022. Management has the intent and ability to hold these debt securities until maturity or until anticipated recovery.

Securities are evaluated for other-than-temporary impairment at least quarterly and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the recovery of contractual principal and interest and (iv) the intent and ability of First Guaranty to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment securities issued by the U.S. Government and Government sponsored enterprises with unrealized losses and the amount of unrealized losses on those investment securities that are the result of changes in market interest rates will not be other-than-temporarily impaired. First Guaranty has the ability and intent to hold these securities until recovery, which may not be until maturity.

Corporate debt securities in a loss position consist primarily of corporate bonds issued by businesses in the financial, insurance, utility, manufacturing, industrial, consumer products and oil and gas industries. There were no securities with an other-than-temporary impairment loss at December 31, 2022. First Guaranty believes that the remaining issuers will be able to fulfill the obligations of these securities based on evaluations described above. First Guaranty has the ability and intent to hold these securities until they recover, which could be at their maturity dates.

There were no other-than-temporary impairment losses recognized on securities during the years ended December 31, 2022 and 2021.

The following table presents a roll-forward of the amount of credit losses on debt securities held by First Guaranty for which a portion of OTTI was recognized in other comprehensive income for the year ended December 31, 2022 and 2021:

	Year Ended December 31, 2022	Year Ended December 31, 2021
	(in thousands)	
Beginning balance of credit losses at beginning of year	$ -	$ 100
Other-than-temporary impairment credit losses on securities not previously OTTI	-	-
Increases for additional credit losses on securities previously determined to be OTTI	-	-
Reduction for increases in cash flows	-	-
Reduction due to credit impaired securities sold or fully settled	-	(100)
Ending balance of cumulative credit losses recognized in earnings at end of year	$ -	$ -

In 2022 and 2021 there were no other-than-temporary impairment credit losses on securities for which First Guaranty had previously recognized OTTI. For securities that have indications of credit related impairment, management analyzes future expected cash flows to determine if any credit related impairment is evident. Estimated cash flows are determined using management's best estimate of future cash flows based on specific assumptions. The assumptions used to determine the cash flows were based on estimates of loss severity and credit default probabilities. Management reviews reports from credit rating agencies and public filings of issuers.

At December 31, 2022 and 2021 the carrying value of pledged securities totaled $260.8 million and $234.9 million, respectively.

Gross realized gains on sales of securities were $0.1 million and $1.0 million for the years ended December 31, 2022 and 2021, respectively. Gross realized losses were $0.1 million and $0.4 million for the years ended December 31, 2022 and 2021. The tax applicable to these transactions amounted to $3,000 and $0.1 million for 2022 and 2021, respectively. Proceeds from sales of securities classified as available for sale amounted to $3.1 million and $49.7 million for the years ended December 31, 2022 and 2021, respectively.

Net unrealized losses on available for sale securities included in accumulated other comprehensive income (loss) ("AOCI"), net of applicable income taxes, totaled $15.2 million at December 31, 2022.

At December 31, 2021 net unrealized gains included in AOCI, net of applicable income taxes, totaled $6.6 million. During 2022 net gains, net of tax, reclassified out of AOCI into earnings totaled $13,000. During 2021 net gains, net of tax, reclassified out of AOCI into earnings totaled $0.6 million.

At December 31, 2022, First Guaranty's exposure to investment securities issuers that exceeded 10% of shareholders' equity was as follows:

	December 31, 2022	
	Amortized Cost	Fair Value
	(in thousands)	
U.S. Government Treasuries (U.S.)	$ 100,642	$ 98,500
Federal Home Loan Bank (FHLB)	32,090	25,047
Federal Home Loan Mortgage Corporation (Freddie Mac-FHLMC)	97,414	67,307
Federal Fam Credit Bank (FFCB)	138,237	105,787
Total	$ 368,383	$ 296,641

Note 5. Loans

The following table summarizes the components of First Guaranty's loan portfolio as of December 31, 2022 and December 31, 2021:

	December 31,			
	2022		2021	
	Balance	As % of Category	Balance	As % of Category
	(in thousands, except for %)			
Real Estate:				
Construction & land development	$ 233,091	9.2%	$ 174,334	8.1%
Farmland	24,823	1.0%	31,810	1.5%
1- 4 Family	366,330	14.5%	288,347	13.3%
Multifamily	119,785	4.7%	65,848	3.0%
Non-farm non-residential	992,929	39.3%	886,407	40.9%
Total Real Estate	**1,736,958**	**68.7%**	**1,446,746**	**66.8%**
Non-Real Estate:				
Agricultural	39,045	1.5%	26,747	1.2%
Commercial and industrial[(1)]	385,279	15.3%	398,391	18.4%
Commercial leases	317,574	12.6%	246,022	11.4%
Consumer and other	47,864	1.9%	48,142	2.2%
Total Non-Real Estate	**789,762**	**31.3%**	**719,302**	**33.2%**
Total Loans Before Unearned Income	**2,526,720**	**100.0%**	**2,166,048**	**100.0%**
Unearned income	(7,643)		(6,689)	
Total Loans Net of Unearned Income	**$ 2,519,077**		**$ 2,159,359**	

(1) Includes PPP loans fully guaranteed by the SBA of $5.9 million and $35.4 million at December 31, 2022 and December 31, 2021, respectively.

The following table summarizes fixed and floating rate loans by contractual maturity, excluding nonaccrual loans, as of December 31, 2022 and December 31, 2021 unadjusted for scheduled principal payments, prepayments, or repricing opportunities. The average life of the loan portfolio may be substantially less than the contractual terms when these adjustments are considered.

	December 31,					
	2022			2022		
	(in thousands)					
	Fixed	Floating	Total	Fixed	Floating	Total
One year or less	$ 234,921	$ 137,203	$ 372,124	$ 239,423	$ 117,697	$ 357,120
One to five years	900,960	339,894	1,240,854	926,640	385,509	1,312,149
Five to 15 years	114,425	216,251	330,676	114,976	106,579	221,555
Over 15 years	261,209	308,291	569,500	179,522	78,987	258,509
Subtotal	**$ 1,511,515**	**$ 1,001,639**	**2,513,154**	**$ 1,460,561**	**$ 688,772**	**2,149,333**
Nonaccrual loans			13,566			16,715
Total Loans Before Unearned Income			**2,526,720**			**2,166,048**
Unearned income			(7,643)			(6,689)
Total Loans Net of Unearned Income			**$ 2,519,077**			**$ 2,159,359**

Included in floating rate loans are loans that adjust to a floating rate following an initial fixed rate period. The initial fixed rate periods are typically one, three, or five years.

The following tables present the age analysis of past due loans at December 31, 2022 and December 31, 2021:

	As of December 31, 2022					
	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
	(in thousands)					
Real Estate:						
Construction & land development	$ 1,029	$ 652	$ 1,681	$ 231,410	$ 233,091	$ 427
Farmland	357	290	647	24,176	24,823	-
1- 4 family	4,512	4,158	8,670	357,660	366,330	332
Multifamily	874	157	1,031	118,754	119,785	157
Non-farm non-residential	1,133	3,849	4,982	987,947	992,929	103
Total Real Estate	7,905	9,106	17,011	1,719,947	1,736,958	1,019
Non-Real Estate:						
Agricultural	120	1,622	1,742	37,303	39,045	-
Commercial and industrial	1,369	942	2,311	382,968	385,279	123
Commercial leases	-	1,799	1,799	315,775	317,574	-
Consumer and other	1,997	1,239	3,236	44,628	47,864	-
Total Non-Real Estate	3,486	5,602	9,088	780,674	789,762	123
Total Loans Before Unearned Income	$ 11,391	$ 14,708	$ 26,099	$2,500,621	2,526,720	$ 1,142
Unearned income					(7,643)	
Total Loans Net of Unearned Income					$ 2,519,077	

	As of December 31, 2021					
	30-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	Recorded Investment 90 Days Accruing
	(in thousands)					
Real Estate:						
Construction & land development	$ 956	$ 776	$ 1,732	$ 172,602	$ 174,334	$ 246
Farmland	17	787	804	31,006	31,810	-
1- 4 family	3,932	3,375	7,307	281,040	288,347	514
Multifamily	1,669	162	1,831	64,017	65,848	162
Non-farm non-residential	1,352	9,014	10,366	876,041	886,407	281
Total Real Estate	7,926	14,114	22,040	1,424,706	1,446,746	1,203
Non-Real Estate:						
Agricultural	97	2,302	2,399	24,348	26,747	-
Commercial and industrial	1,233	722	1,955	396,436	398,391	23
Commercial leases	-	-	-	246,022	246,022	-
Consumer and other	920	822	1,742	46,400	48,142	19
Total Non-Real Estate	2,250	3,846	6,096	713,206	719,302	42
Total Loans Before Unearned Income	$ 10,176	$ 17,960	$ 28,136	$2,137,912	2,166,048	$ 1,245
Unearned income					(6,689)	
Total Loans Net of Unearned Income					$ 2,159,359	

The tables above include $13.6 million and $16.7 million of nonaccrual loans for December 31, 2022 and 2021, respectively. See the tables below for more detail on nonaccrual loans.

The following is a summary of nonaccrual loans by class at the dates indicated:

	As of December 31,	
	2022	2021
	(in thousands)	
Real Estate:		
Construction & land development	$ 225	$ 530
Farmland	290	787
1- 4 family	3,826	2,861
Multifamily	-	-
Non-farm non-residential	3,746	8,733
Total Real Estate	**8,087**	**12,911**
Non-Real Estate:		
Agricultural	1,622	2,302
Commercial and industrial	819	699
Commercial leases	1,799	-
Consumer and other	1,239	803
Total Non-Real Estate	**5,479**	**3,804**
Total Nonaccrual Loans	**$ 13,566**	**$ 16,715**

The following table identifies the credit exposure of the loan portfolio, including loans acquired with deteriorated credit quality, by specific credit ratings as of the dates indicated:

	As of December 31, 2022					As of December 31, 2021				
	Pass	Special Mention	Sub-standard	Doubtful	Total	Pass	Special Mention	Sub-standard	Doubtful	Total
	(in thousands)									
Real Estate:										
Construction & land development	$ 229,416	$ 2,846	$ 829	$ -	$ 233,091	$ 151,220	$ 21,997	$ 1,117	$ -	$ 174,334
Farmland	19,722	35	5,066	-	24,823	27,678	40	4,092	-	31,810
1- 4 family	347,842	8,667	9,821	-	366,330	270,866	7,644	9,837	-	288,347
Multifamily	117,081	444	2,260	-	119,785	56,686	2,212	6,950	-	65,848
Non-farm non-residential	968,861	15,071	8,997	-	992,929	795,495	72,103	18,809	-	886,407
Total Real Estate	**1,682,922**	**27,063**	**26,973**	**-**	**1,736,958**	**1,301,945**	**103,996**	**40,805**	**-**	**1,446,746**
Non-Real Estate:										
Agricultural	34,827	198	4,020	-	39,045	23,952	128	2,667	-	26,747
Commercial and industrial	374,947	2,016	8,316	-	385,279	355,407	34,220	8,764	-	398,391
Commercial leases	315,775	-	1,799	-	317,574	245,869	-	153	-	246,022
Consumer and other	45,225	1,031	1,608	-	47,864	46,804	374	964	-	48,142
Total Non-Real Estate	**770,774**	**3,245**	**15,743**	**-**	**789,762**	**672,032**	**34,722**	**12,548**	**-**	**719,302**
Total Loans Before Unearned Income	**$ 2,453,696**	**$ 30,308**	**$ 42,716**	**$ -**	**2,526,720**	**$1,973,977**	**$138,718**	**$ 53,353**	**$ -**	**2,166,048**
Unearned income					(7,643)					(6,689)
Total Loans Net of Unearned Income					**$2,519,077**					**$2,159,359**

Purchased Impaired Loans

As part of the acquisition of Union Bancshares, Inc. on November 7, 2019 and Premier Bancshares, Inc. on June 16, 2017, First Guaranty purchased credit impaired loans for which there was, at acquisition, evidence of deterioration of credit quality since their origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of those loans is as follows at December 31, 2022 and 2021.

	As of December 31, 2022	As of December 31, 2021
	(in thousands)	
Real Estate:		
Construction & land development	$ 301	$ 146
Farmland	-	-
1- 4 family	1,311	1,848
Multifamily	-	-
Non-farm non-residential	1,904	2,192
Total Real Estate	**3,516**	**4,186**
Non-Real Estate:		
Agricultural	-	159
Commercial and industrial	742	798
Commercial leases	-	-
Consumer and other	-	-
Total Non-Real Estate	**742**	**957**
Total	**$ 4,258**	**$ 5,143**

For those purchased loans disclosed above, there was an allowance for loan and lease losses of $0.7 million at December 31, 2022 and December 31, 2021.

Where First Guaranty can reasonably estimate the cash flows expected to be collected on the loans, a portion of the purchase discount is allocated to an accretable yield adjustment based upon the present value of the future estimated cash flows versus the current carrying value of the loan and the accretable yield portion is being recognized as interest income over the remaining life of the loan.

Where First Guaranty cannot reasonably estimate the cash flows expected to be collected on the loans, it has decided to account for those loans using the cost recovery method of income recognition. As such, no portion of a purchase discount adjustment has been determined to meet the definition of an accretable yield adjustment on those loans accounted for using the cost recovery method. If, in the future, cash flows from the borrower(s) can be reasonably estimated, a portion of the purchase discount would be allocated to an accretable yield adjustment based upon the present value of the future estimated cash flows versus the current carrying value of the loan and the accretable yield portion would be recognized as interest income over the remaining life of the loan. Until such accretable yield can be calculated, under the cost recovery method of income recognition, all payments will be used to reduce the carrying value of the loan and no income will be recognized on the loan until the carrying value is reduced to zero.

The accretable yield, or income expected to be collected, on the purchased loans above is as follows for the years ended December 31, 2022 and 2021.

	Year Ended December 31, 2022	Year Ended December 31, 2021
	(in thousands)	
Balance, beginning of period	$ 2,378	$ 2,892
Acquisition accretable yield	-	-
Accretion	(268)	(514)
Net transfers from nonaccretable difference to accretable yield	-	-
Balance, end of period	**$ 2,110**	**$ 2,378**

Note 6. Allowance for Loan and Lease Losses

A summary of changes in the allowance for loan and lease losses, by loan type, for the years ended December 31, 2022 and 2021 are as follows:

	As of December 31,									
	2022					2021				
	Beginning Allowance (12/31/21)	Charge-Offs	Recoveries	Provision	Ending Allowance (12/31/22)	Beginning Allowance (12/31/20)	Charge-Offs	Recoveries	Provision	Ending Allowance (12/31/21)
	(in thousands)									
Real Estate:										
Construction & land development	$ 769	$ (65)	$ 340	$ 188	$ 1,232	$ 1,029	$ (92)	$ -	$ (168)	$ 769
Farmland	478	-	-	(395)	83	462	-	90	(74)	478
1- 4 family	1,921	(94)	76	(142)	1,761	2,510	(266)	44	(367)	1,921
Multifamily	940	-	452	(646)	746	978	(12)	-	(26)	940
Non-farm non-residential	12,730	(603)	349	(3,196)	9,280	15,064	(1,020)	7	(1,321)	12.730
Total Real Estate	16,838	(762)	1,217	(4,191)	13,102	20,043	(1,390)	141	(1,956)	16,838
Non-Real Estate:										
Agricultural	183	(460)	133	384	240	181	(149)	17	134	183
Commercial and industrial	2,363	(563)	91	303	2,194	2,802	(89)	96	(446)	2,363
Commercial leases	2,486	(150)	5	2,538	4,879	583	-	4	1,899	2,486
Consumer and other	1,371	(4,151)	473	4,813	2,506	907	(1,494)	320	1,638	1,371
Unallocated	788	-	-	(191)	597	2	-	-	786	788
Total Non-Real Estate	7,191	(5,324)	702	7,847	10,416	4,475	(1,732)	437	4,011	7,191
Total	$24,029	$(6,086)	$1,919	$ 3,656	$23,518	$24,518	$(3,122)	$ 578	$ 2,055	$24,029

Negative provisions are caused by changes in the composition and credit quality of the loan portfolio. The result is an allocation of the loan loss reserve from one category to another.

A summary of the allowance along with loans and leases, including loans acquired with deteriorated credit quality, individually and collectively evaluated for impairment are as follows:

	As of December 31, 2022							
	Allowance Individually Evaluated for Impairment	Allowance Individually Evaluated for Purchased Credit-Impairment	Allowance Collectively Evaluated for Impairment	Total Allowance for Credit Losses	Loans Individually Evaluated for Impairment	Loans Individually Evaluated for Purchased Credit-Impairment	Loans Collectively Evaluated for Impairment	Total Loans before Unearned Income
	(in thousands)							
Real Estate:								
Construction & land development	$ -	$ -	$ 1,232	$ 1,232	$ 68	$ 301	$ 232,722	$ 233,091
Farmland	-	-	83	83	4,240	-	20,583	24,823
1- 4 family	-	-	1,761	1,761	949	1,311	364,070	366,330
Multifamily	-	-	746	746	-	-	119,785	119,785
Non-farm non-residential	666	512	8,102	9,280	4,095	1,904	986,930	992,929
Total Real Estate	**666**	**512**	**11,924**	**13,102**	**9,352**	**3,516**	**1,724,090**	**1,736,958**
Non-Real Estate:								
Agricultural	-	-	240	240	2,366	-	36,679	39,045
Commercial and industrial	412	212	1,570	2,194	5,919	742	378,618	385,279
Commercial leases	1,799	-	3,080	4,879	1,799	-	315,775	317,574
Consumer and other	-	-	2,506	2,506	-	-	47,864	47,864
Unallocated	-	-	597	597	-	-	-	-
Total Non-Real Estate	**2,211**	**212**	**7,993**	**10,416**	**10,084**	**742**	**778,936**	**789,762**
Total	**$ 2,877**	**$ 724**	**$ 19,917**	**$ 23,518**	**$ 19,436**	**$ 4,258**	**$ 2,503,026**	**$ 2,526,720**
Unearned Income								(7,643)
Total Loans Net of Unearned Income								**$ 2,519,077**

	As of December 31, 2021							
	Allowance Individually Evaluated for Impairment	Allowance Individually Evaluated for Purchased Credit-Impairment	Allowance Collectively Evaluated for Impairment	Total Allowance for Credit Losses	Loans Individually Evaluated for Impairment	Loans Individually Evaluated for Purchased Credit-Impairment	Loans Collectively Evaluated for Impairment	Total Loans before Unearned Income
	(in thousands)							
Real Estate:								
Construction & land development	$ -	$ -	$ 769	$ 769	$ -	$ 146	$ 174,188	$ 174,334
Farmland	19	-	459	478	496	-	31,314	31,810
1- 4 family	258	-	1,663	1,921	961	1,848	285,538	288,347
Multifamily	-	-	940	940	-	-	65,848	65,848
Non-farm non-residential	1,822	509	10,399	12,730	10,899	2,192	873,316	886,407
Total Real Estate	**2,099**	**509**	**14,230**	**16,838**	**12,356**	**4,186**	**1,430,204**	**1,446,746**
Non-Real Estate:								
Agricultural	-	-	183	183	1,383	159	25,205	26,747
Commercial and industrial	72	216	2,075	2,363	1,286	798	396,307	398,391
Commercial leases	-	-	2,486	2,486	-	-	246,022	246,022
Consumer and other	-	-	1,371	1,371	-	-	48,142	48,142
Unallocated	-	-	788	788	-	-	-	-
Total Non-Real Estate	**72**	**216**	**6,903**	**7,191**	**2,669**	**957**	**715,676**	**719,302**
Total	**$ 2,171**	**$ 725**	**$ 21,133**	**$ 24,029**	**$ 15,025**	**$ 5,143**	**$ 2,145,880**	**$ 2,166,048**
Unearned Income								(6,689)
Total Loans Net of Unearned Income								**$ 2,159,359**

As of December 31, 2022 and 2021, First Guaranty had loans totaling $13.6 million and $16.7 million, respectively, not accruing interest. As of December 31, 2022, and 2021, First Guaranty had loans past due 90 days or more and still accruing interest totaling $1.1 million and $1.2 million, respectively. The average outstanding balance of nonaccrual loans in 2022 was $12.8 million compared to $17.1 million in 2021.

As of December 31, 2022, First Guaranty has no outstanding commitments to advance additional funds in connection with impaired loans.

The following is a summary of impaired loans, excluding loans acquired with deteriorated credit quality, by class at December 31, 2022:

	As of December 31, 2022				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
			(in thousands)		
Impaired Loans with no related allowance:					
Real Estate:					
Construction & land development	$ 68	$ 68	$ -	$ 68	$ -
Farmland	4,240	4,240	-	4,242	51
1- 4 family	949	949	-	949	5
Multifamily	-	-	-	-	-
Non-farm non-residential	1,814	1,814	-	1,817	56
Total Real Estate	7,071	7,071	-	7,076	112
Non-Real Estate:					
Agricultural	2,366	2,521	-	2,366	7
Commercial and industrial	4,871	4,988	-	4,988	33
Commercial leases	-	-	-	-	-
Consumer and other	-	-	-	-	-
Total Non-Real Estate	7,237	7,509	-	7,354	40
Total Impaired Loans with no related allowance	14,308	14,580	-	14,430	152
Impaired Loans with an allowance recorded:					
Real estate:					
Construction & land development	-	-	-	-	-
Farmland	-	-	-	-	-
1- 4 family	-	-	-	-	-
Multifamily	-	-	-	-	-
Non-farm non-residential	2,281	2,855	666	2,279	5
Total Real Estate	2,281	2,855	666	2,279	5
Non-Real Estate:					
Agricultural	-	-	-	-	-
Commercial and industrial	1,048	1,048	412	1,112	35
Commercial leases	1,799	1,812	1,799	1,817	27
Consumer and other	-	-	-	-	-
Total Non-Real Estate	2,847	2,860	2,211	2,929	62
Total Impaired Loans with an allowance recorded	5,128	5,715	2,877	5,208	67
Total Impaired Loans	$ 19,436	$ 20,295	$ 2,877	$ 19,638	$ 219

The following is a summary of impaired loans, excluding loans acquired with deteriorated credit quality, by class at December 31, 2021:

	As of December 31, 2021				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
			(in thousands)		
Impaired Loans with no related allowance:					
Real Estate:					
Construction & land development	$ -	$ -	$ -	$ -	$ -
Farmland	-	-	-	-	-
1- 4 family	-	-	-	-	-
Multifamily	-	-	-	-	-
Non-farm non-residential	5,164	5,818	-	5,935	137
Total Real Estate	**5,164**	**5,818**	**-**	**5,935**	**137**
Non-Real Estate:					
Agricultural	1,383	1,668	-	1,412	-
Commercial and industrial	470	470	-	479	30
Commercial leases	-	-	-	-	-
Consumer and other	-	-	-	-	-
Total Non-Real Estate	**1,853**	**2,138**	**-**	**1,891**	**30**
Total Impaired Loans with no related allowance	**7,017**	**7,956**	**-**	**7,826**	**167**
Impaired Loans with an allowance recorded:					
Real estate:					
Construction & land development	-	-	-	-	-
Farmland	496	626	19	515	-
1- 4 family	961	961	258	968	56
Multifamily	-	-	-	-	-
Non-farm non-residential	5,735	5,996	1,822	5,842	90
Total Real Estate	**7,192**	**7,583**	**2,099**	**7,325**	**146**
Non-Real Estate:					
Agricultural	-	-	-	-	-
Commercial and industrial	816	816	72	875	28
Commercial leases	-	-	-	-	-
Consumer and other	-	-	-	-	-
Total Non-Real Estate	**816**	**816**	**72**	**875**	**28**
Total Impaired Loans with an allowance recorded	**8,008**	**8,399**	**2,171**	**8,200**	**174**
Total Impaired Loans	**$ 15,025**	**$ 16,355**	**$ 2,171**	**$ 16,026**	**$ 341**

Troubled Debt Restructurings

A Troubled Debt Restructuring ("TDR") is considered such if the lender for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider. The modifications to First Guaranty's TDRs were concessions on either the interest rate charged or the amortization. The effect of the modifications to First Guaranty was a reduction in interest income. These loans have an allocated reserve in First Guaranty's allowance for loan and lease losses. First Guaranty restructured one loan that is considered TDR in the year ended December 31, 2022. First Guaranty did not restructure any loans that are considered TDRs in the year ended December 31, 2021. At December 31, 2022, First Guaranty had one outstanding TDR.

Under section 4013 of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which was signed into law on March 27, 2020, financial institutions have the option to temporarily suspend certain requirements under U.S. generally accepted accounting principles related to troubled debt restructurings for a limited period of time to account for the effects of COVID-19. This provision allows a financial institution the option to not apply the guidance on accounting for troubled debt restructurings to loan modifications, such as extensions or deferrals, related to COVID-19 made between March 1, 2020 and the earlier of (i) December 31, 2020 or (ii) 60 days after the end of the COVID-19 national emergency. The relief can only be applied to modifications for borrowers that were not more than 30 days past due as of December 31, 2019. First Guaranty elected to adopt these provisions of the CARES Act.

The following table is an age analysis of TDRs as of December 31, 2022 and December 31, 2021:

	December 31, 2022				December 31, 2021			
	Accruing Loans				Accruing Loans			
	Current	30-89 Days Past Due	Non-accrual	Total TDRs	Current	30-89 Days Past Due	Non-accrual	Total TDRs
	(in thousands)							
Real Estate:								
Construction & land development	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Farmland	1,094	-	-	1,094	-	-	-	-
1- 4 Family	-	-	-	-	-	-	-	-
Multifamily	-	-	-	-	-	-	-	-
Non-farm non-residential	-	-	-	-	-	-	3,382	3,382
Total Real Estate	1,094	-	-	1,094	-	-	3,382	3,382
Non-Real Estate:								
Agricultural	-	-	-	-	-	-	-	-
Commercial and industrial	-	-	-	-	-	-	-	-
Commercial leases	-	-	-	-	-	-	-	-
Consumer and other	-	-	-	-	-	-	-	-
Total Non-Real Estate	-	-	-	-	-	-	-	-
Total	$ 1,094	$ -	$ -	$ 1,094	$ -	$ -	$ 3,382	$ 3,382

There were no commitments to lend additional funds to debtors whose terms have been modified in a troubled debt restructuring at December 31, 2022.

The TDR requirements became inapplicable to First Guaranty upon its adoption of CECL on January 1, 2023.

Note 7. Premises and Equipment

The components of premises and equipment at December 31, 2022 and 2021 are as follows:

	December 31,	
	2022	2021
	(in thousands)	
Land	$ 15,284	$ 15,284
Bank premises	54,423	53,899
Furniture and equipment	31,109	30,481
Construction in progress	1,854	536
Acquired value	**102,670**	**100,200**
Less: accumulated depreciation	44,464	41,563
Net book value	**$ 58,206**	**$ 58,637**

Depreciation expense amounted to $3.1 million and $3.4 million for 2022 and 2021, respectively. Interest cost capitalized as a construction cost was $0 and $61,000 for 2022 and 2021, respectively.

Note 8. Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to impairment testing. Other intangible assets continue to be amortized over their useful lives. Goodwill represents the purchase price over the fair value of net assets acquired from the Homestead Bancorp in 2007, Premier Bancshares, Inc. in 2017 and Union Bancshares, Incorporated in 2019. No impairment charges have been recognized since acquisition. Goodwill totaled $12.9 million at December 31, 2022 and 2021.

The following table summarizes intangible assets subject to amortization.

	December 31,					
	2022			2021		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)					
Core deposit intangibles	$ 16,266	$ 11,911	$ 4,355	$ 16,266	$ 11,215	$ 5,051
Loan servicing assets	2,195	1,571	624	2,133	1,262	871
Total	**$ 18,461**	**$ 13,482**	**$ 4,979**	**$ 18,399**	**$ 12,477**	**$ 5,922**

The core deposits intangible reflect the value of deposit relationships, including the beneficial rates, which arose from acquisitions. The weighted-average amortization period remaining for the core deposit intangibles is 6.3 years.

Amortization expense relating to purchase accounting intangibles totaled $0.7 million and $0.8 million for the years ended December 31, 2022 and 2021, respectively.

Amortization expense of the core deposit intangible assets for the next five years is as follows:

For the Years Ended	Estimated Amortization Expense
	(in thousands)
December 31, 2023	$696
December 31, 2024	$696
December 31, 2025	$696
December 31, 2026	$696
December 31, 2027	$696

Note 9. Other Real Estate

Other real estate owned consists of the following at the dates indicated:

	December 31,	
	2022	2021
	(in thousands)	
Real Estate Owned Acquired by Foreclosure:		
Residential	$ 113	$ 817
Construction & land development	-	-
Non-farm non-residential	-	1,776
Total Other Real Estate Owned and Foreclosed Property	113	2,593
Allowance for Other Real Estate Owned losses	-	(521)
Net Other Real Estate Owned and Foreclosed Property	$ 113	$ 2,072

Note 10. Deposits

A schedule of maturities of all time deposits are as follows:

	December 31, 2022
	(in thousands)
2023	$ 312,910
2024	148,386
2025	34,624
2026	25,191
2027 and thereafter	12,247
Total	$ 533,358

The table above includes $250,000 in brokered deposits for December 31, 2022. The aggregate amount of jumbo time deposits, each with a minimum denomination of $250,000 totaled $155.0 million and $159.1 million at December 31, 2022 and 2021, respectively.

Note 11. Borrowings

Short-term borrowings are summarized as follows:

	December 31, 2022	December 31, 2021
	(in thousands)	
Federal Home Loan Bank advances	$ 120,000	$ -
Repurchase agreements	6,442	6,439
Line of credit	20,000	-
Total short-term borrowings	$ 146,442	$ 6,439

First Guaranty maintains borrowing relationships with other financial institutions as well as the Federal Home Loan Bank on a short and long-term basis to meet liquidity needs. First Guaranty had $146.4 million in short-term borrowings outstanding at December 31, 2022 compared to $6.4 million outstanding at December 31, 2021. First Guaranty has available lines of credit of $26.5 million, with $20.0 million outstanding balance at December 31, 2022.

Available lines of credit totaled $505.5 million at December 31, 2022 and $597.6 million at December 31, 2021.

The following schedule provides certain information about First Guaranty's short-term borrowings for the periods indicated:

	December 31,	
	2022	2021
	(in thousands, except for %)	
Outstanding at year end	$ 146,442	$ 6,439
Maximum month-end outstanding	$ 146,442	$ 56,369
Average daily outstanding	$ 42,149	$ 10,458
Weighted average rate during the year	5.12%	1.40%
Weighted average rate at year end	4.86%	2.23%

Long-term debt is summarized as follows:

First Guaranty had a long-term FHLB advance that was acquired from the Union transaction that totaled $3.2 million at December 31, 2021. This advance was paid off during the first quarter of 2022.

Senior long-term debt with a commercial bank, priced at floating Wall Street Journal Prime less 70 basis points (6.80%), totaled $21.9 million at December 31, 2022 and $25.2 million at December 31, 2021. First Guaranty pays $812,500 principal plus interest quarterly. This loan was renewed in November 2019 and has a contractual maturity date of November 7, 2024. This long-term debt is secured by a pledge of 85% (4,823,899 shares) of First Guaranty's interest in First Guaranty Bank (a wholly owned subsidiary).

Subordinated debt, priced at Wall Street Journal Prime plus 75 basis points totaled $0 at December 31, 2022 and $14.8 million at December 31, 2021. First Guaranty redeemed this Note on June 21, 2022.

Junior subordinated debt, priced at Wall Street Journal Prime plus 75 basis points (8.25% as of December 31, 2022), totaled $15.0 million at December 31, 2022. First Guaranty pays interest quarterly. The Note is unsecured and ranks junior in right of payment to any senior indebtedness and obligations to general and secured creditors. This note replaced the previously mentioned $15.0 million junior subordinated note above in June 2022. The current Note is scheduled to mature on June 21, 2032. The Note qualifies for treatment as Tier 2 capital for regulatory capital purposes.

First Guaranty maintains two revolving lines of credit. A $6.5 million line of credit with an availability of $6.5 million at December 31, 2022. This line of credit is secured by a pledge of 13.2% (735,745 shares) of First Guaranty's interest in First Guaranty Bank (a wholly owned subsidiary) and is priced at 7.50%. A $20.0 million line of credit with an availability of $0 at December 31, 2022. This line of credit is secured by a pledge of 85% (4,823,899 shares) of First Guaranty's interest in First Guaranty Bank (a wholly owned subsidiary) and is priced at 7.25%.

At December 31, 2022, letters of credit issued by the FHLB totaling $388.6 million were outstanding and carried as off-balance sheet items, all of which expire by 2024. At December 31, 2021, letters of credit issued by the FHLB totaling $250.7 million were outstanding and carried as off-balance sheet items, all of which expire by 2024. The letters of credit are solely used for pledging towards public fund deposits. The FHLB has a blanket lien on substantially all of the loans in First Guaranty's portfolio which is used to secure borrowing availability from the FHLB. First Guaranty has obtained a subordination agreement from the FHLB on First Guaranty's farmland, agricultural, and commercial and industrial loans. These loans are available to be pledged for additional reserve liquidity.

As of December 31, 2022 obligations on long-term advances from FHLB, senior long-term debt and junior subordinated debentures totaled $36.9 million.

The scheduled payments are as follows:

	Long-term Advances from FHLB	Senior Long-term Debts	Junior Subordinated Debentures
		(in thousands)	
2023	$ -	$ 3,250	$ -
2024	-	18,687	-
2025	-	-	-
2026	-	-	-
2027	-	-	-
2028 and thereafter	-	-	15,000
Subtotal	**$ -**	**$ 21,937**	**$ 15,000**
Debt issuance costs	-	(10)	-
Total	**$ -**	**$ 21,927**	**$ 15,000**

Note 12. Capital Requirements

First Guaranty Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions that, if undertaken, could have a direct material effect on First Guaranty's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2022 and 2021, that the Bank met all capital adequacy requirements.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. First Guaranty Bank's capital conservation buffer was 3.16% at December 31, 2022.

In addition, as a result of the legislation, the federal banking agencies have developed a "Community Bank Leverage Ratio" (the ratio of a bank's Tier 1 capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A "qualifying community bank" that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered "well capitalized" under Prompt Corrective Action statutes. The federal banking agencies may consider a financial institution's risk profile when evaluating whether it qualifies as a community bank for purposes of the capital ratio requirement. The federal banking agencies set the new Community Bank Leverage Ratio at 9%. Pursuant to the CARES Act, the federal banking agencies set the Community Bank Leverage Ratio at 8% beginning in the second quarter of 2020 through the end of 2020. Beginning in 2021, the Community Bank Leverage Ratio increased to 8.5% for the calendar year. Community banks will have until Jan. 1, 2022, before the Community Bank Leverage Ratio requirement will return to 9%. A financial institution can elect to be subject to this new definition. The new rule took effect on January 1, 2020. The Bank did not elect to follow the Community Bank Leverage Ratio.

As of December 31, 2022, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that Management believes have changed the Bank's category. First Guaranty Bank's actual capital amounts and ratios as of December 31, 2022 and 2021 are presented in the following table.

	Actual		Minimum Capital Requirements		Minimum to be Well Capitalized Under Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands, except for %)			
December 31, 2022						
Total Risk-Based Capital:	$ 308,510	11.16%	$ 221,066	8.00%	$ 276,333	10.00%
Tier 1 Capital:	$ 284,992	10.31%	$ 165,800	6.00%	$ 221,066	8.00%
Tier 1 Leverage Capital:	$ 284,992	9.35%	$ 121,884	4.00%	$ 152,355	5.00%
Common Equity Tier One Capital:	$ 284,992	10.31%	$ 124,350	4.50%	$ 179,616	6.50%
December 31, 2021						
Total Risk-Based Capital:	$ 268,002	11.22%	$ 191,069	8.00%	$ 238,837	10.00%
Tier 1 Capital:	$ 243,973	10.22%	$ 143,302	6.00%	$ 191,069	8.00%
Tier 1 Leverage Capital:	$ 243,973	8.71%	$ 112,018	4.00%	$ 140,023	5.00%
Common Equity Tier One Capital:	$ 243,973	10.22%	$ 107,476	4.50%	$ 155,244	6.50%

Note 13. Dividend Restrictions

The Federal Reserve Bank ("FRB") has stated that, generally, a bank holding company should not maintain a rate of distributions to shareholders unless its available net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition. As a Louisiana corporation, First Guaranty is restricted under the Louisiana corporate law from paying dividends under certain conditions.

First Guaranty Bank may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. First Guaranty Bank is also subject to regulations that impose minimum regulatory capital and minimum state law earnings requirements that affect the amount of cash available for distribution. In addition, under the Louisiana Banking Law, dividends may not be paid if it would reduce the unimpaired surplus below 50% of outstanding capital stock in any year.

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2023 without permission will be limited to 2023 earnings plus the undistributed earnings of $10.3 million from 2022.

Accordingly, at January 1, 2023, $276.7 million of First Guaranty's equity in the net assets of the Bank was restricted. In addition, dividends paid by the Bank to First Guaranty would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

Note 14. Related Party Transactions

In the normal course of business, First Guaranty and its subsidiary, First Guaranty Bank, have loans, deposits and other transactions with its executive officers, directors, affiliates and certain business organizations and individuals with which such persons are associated. These transactions are completed with terms no less favorable than current market rates. An analysis of the activity of loans made to such borrowers during the year ended December 31, 2022 and 2021 follows:

	December 31,	
	2022	2021
	(in thousands)	
Balance, beginning of year	$ 93,270	$ 79,399
Net (Decrease) Increase	(3,535)	13,871
Balance, end of year	**$ 89,735**	**$ 93,270**

Unfunded commitments to First Guaranty and Bank directors and executive officers totaled $45.6 million and $45.4 million at December 31, 2022 and 2021, respectively. At December 31, 2022 First Guaranty and the Bank had deposits from directors and executives totaling $75.4 million. There were no participations in loans purchased from affiliated financial institutions included in First Guaranty's loan portfolio in 2022 or 2021.

During the years ended 2022 and 2021, First Guaranty paid approximately $0.3 million, respectively, for printing services and supplies and office furniture and equipment to Champion Industries, Inc., of which Mr. Marshall T. Reynolds, the Chairman of First Guaranty's Board of Directors, is President, Chief Executive Officer, Chairman of the Board of Directors and a major shareholder of Champion.

On December 21, 2015, First Guaranty issued a $15.0 million subordinated note (the "2015 Note") to Edgar Ray Smith III, a director of First Guaranty. The 2015 Note had a ten-year term (non-callable for first five years) and bore interest at a fixed annual rate of 4.0% for the first five years of the term and then adjusted to a floating rate based on the Prime Rate as reported by the Wall Street Journal plus 75 basis points for the period of time after the fifth year until redemption or maturity. On June 21, 2022, First Guaranty issued a $15.0 million subordinated note (the "2022 Note") to Mr. Smith, and used the proceeds of such issuance to redeem the 2015 Note in full. The 2022 Note has a ten-year term, maturing on June 21, 2032, is non-callable for the first five years, and bears interest at a floating rate based on the Prime Rate as reported by the Wall Street Journal plus 75 basis points. During the years ended 2022 and 2021, First Guaranty paid interest of $0.7 million and $0.8 million, respectively, under the 2015 Note and the 2022 Note.

During the years ended 2022 and 2021, First Guaranty paid approximately $0.1 million and $0.1 million, respectively, for the purchase and maintenance of First Guaranty's automobiles to subsidiaries of Hood Automotive Group, of which William K. Hood, a director of First Guaranty, is President.

During the years ended 2022 and 2021, First Guaranty paid approximately $58,000 and $0, respectively, for architectural services in relation to bank branches to Gasaway Gasaway Bankston Architects, of which bank subsidiary board member Andrew B. Gasaway is part owner.

During the years ended 2022 and 2021, First Guaranty paid approximately $0.7 million and $0.6 million, respectively, to Centurion Insurance, an insurance brokerage agency, to bind coverage at market terms for property casualty insurance and health insurance. First Guaranty owns a 50% interest in Centurion and accounts for this investment under the equity method.

Note 15. Employee Benefit Plans

First Guaranty has an employee savings plan to which employees, who meet certain service requirements, may defer 1% up to the IRS legal limit of their base salaries, 6% of which may be matched up to 100%, at its sole discretion. Contributions to the savings plan were $440,000 and $396,000 in 2022 and 2021, respectively. First Guaranty has an Employee Stock Ownership Plan ("ESOP") which was frozen in 2010. No contributions were made to the ESOP for the years 2022 or 2021. As of December 31, 2022, the ESOP held 1,003 shares. First Guaranty is in the process of terminating the plan.

Note 16. Other Expenses

The following is a summary of the significant components of other noninterest expense:

	December 31,	
	2022	2021
	(in thousands)	
Other noninterest expense:		
Legal and professional fees	$ 4,159	$ 3,375
Data processing	1,596	1,794
ATM Fees	1,750	1,760
Marketing and public relations	1,747	1,711
Taxes - sales, capital and franchise	1,949	1,755
Operating supplies	728	853
Software expense and amortization	4,191	3,071
Travel and lodging	1,236	826
Telephone	406	398
Amortization of core deposits	696	764
Donations	638	564
Net costs from other real estate and repossessions	393	801
Regulatory assessment	1,997	1,945
Other	3,888	3,391
Total other noninterest expense	$ 25,374	$ 23,008

First Guaranty does not capitalize advertising costs. They are expensed as incurred and are included in other noninterest expense on the Consolidated Statements of Income. Advertising expense was $1.0 million for 2022 and 2021.

Note 17. Income Taxes

The following is a summary of the provision for income taxes included in the Consolidated Statements of Income:

	December 31,	
	2022	2021
	(in thousands)	
Current	$ 7,761	$ 7,970
Deferred	(255)	(812)
Total	$ 7,506	$ 7,158

The difference between income taxes computed by applying the statutory federal income tax rate and the provision for income taxes in the financial statements is reconciled as follows:

	December 31,	
	2022	2021
	(in thousands, except for %)	
Statutory tax rate	21.0%	21.0%
Federal income taxes at statutory rate	$ 7,642	$ 7,236
Tax exempt municipal income	(108)	(81)
Other	(28)	3
Total	$ 7,506	$ 7,158

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities, and available tax credit carry forwards. Temporary differences between the financial statement and tax values of assets and liabilities give rise to deferred taxes. The significant components of deferred taxes classified in First Guaranty's Consolidated Balance Sheets at December 31, 2022 and 2021 are as follows:

	December 31,	
	2022	2021
	(in thousands)	
Deferred tax assets:		
Allowance for loan and lease losses	$ 4,939	$ 4,817
Other real estate owned	5	219
Unrealized losses on available for sale securities	711	331
Net operating loss	1,006	1,098
Other	648	781
Gross deferred tax assets	7,309	7,246
Deferred tax liabilities:		
Depreciation and amortization	(2,116)	(1,917)
Core deposit intangibles	(914)	(1,059)
Unrealized gains on available for sale securities	-	-
Discount on purchased loans	(60)	(164)
Other	(880)	(687)
Gross deferred tax liabilities	(3,970)	(3,827)
Net deferred tax assets (liabilities)	$ 3,339	$ 3,419

First Guaranty determined that the net deferred tax asset at December 31, 2022 and 2021 was more likely than not to be realized based on an assessment of all available positive and negative evidence, and therefore no valuation allowance was recorded.

Net operating loss carryforwards for income tax purposes were $4.8 million as of December 31, 2022 and $5.2 million in 2021. The carryforwards were acquired in 2017 in the Premier acquisition and expire from 2027 to 2034, and will be utilized subject to annual Internal Revenue Code Section 382 limitations.

ASC 740-10, *Income Taxes*, clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the consolidated financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. First Guaranty does not believe it has any unrecognized tax benefits included in its consolidated financial statements. First Guaranty has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations. First Guaranty recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2022 and 2021, First Guaranty did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

Note 18. Commitments and Contingencies

Off-balance sheet commitments.

First Guaranty is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Set forth below is a summary of the notional amounts of the financial instruments with off-balance sheet risk at December 31, 2022 and December 31, 2021.

	December 31,	
	2022	2021
	(in thousands)	
Contract Amount		
Commitments to Extend Credit	$ 246,968	$ 198,444
Unfunded Commitments under lines of credit	$ 253,906	$ 250,231
Commercial and Standby letters of credit	$ 14,222	$ 13,787

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Management's credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Standby and commercial letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term, one year or less; however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on off-balance sheet commitments in 2022 or 2021.

Note 19. Fair Value Measurements

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. First Guaranty uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability toaccess at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds or credit risks) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

Securities available for sale.

Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Securities classified Level 3 as of December 31, 2022 includes corporate debt and municipal securities.

Impaired loans.

Loans are measured for impairment using the methods permitted by ASC Topic 310. Fair value of impaired loans is measured by either the fair value of the collateral if the loan is collateral dependent (Level 2 or Level 3), or the present value of expected future cash flows, discounted at the loan's effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or by independent valuation.

Other real estate owned.

Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of other real estate owned ("OREO") at December 31, 2022 and 2021 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values or recent sales activity for similar assets in the property's market; thus OREO measured at fair value would be classified within either Level 2 or Level 3 of the hierarchy.

Certain non-financial assets and non-financial liabilities are measured at fair value on a non-recurring basis including assets and liabilities related to reporting units measured at fair value in the testing of goodwill impairment, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2022 and 2021, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31,	
	2022	2021
	(in thousands)	
Available for Sale Securities Fair Value Measurements Using:		
Level 1: Quoted Prices in Active Markets For Identical Assets	$ 98,466	$ -
Level 2: Significant Other Observable Inputs	21,890	198,315
Level 3: Significant Unobservable Inputs	11,102	12,305
Securities available for sale measured at fair value	**$ 131,458**	**$ 210,620**

First Guaranty's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While Management believes the methodologies used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value.

The change in Level 1 securities available for sale from December 31, 2021 to December 31, 2022 was due to a net increase in Treasury bills of $98.5 million. The change in Level 2 securities available for sale from December 31, 2021 to December 31, 2022 was due to the transfer of $111.0 million in U.S. Government agency securities and $54.8 million in corporate debt securities from the available for sale to the held to maturity portfolio. There were no transfers between Level 1 and 2 securities available for sale from December 31, 2021 to December 31, 2022. There were no transfers between Level 2 and 3 from December 31, 2021 to December 31, 2022.

The following table reconciles assets measured at fair value on a recurring basis using unobservable inputs **(Level 3)**:

	Level 3 Changes	
	December 31,	
	2022	2021
	(in thousands)	
Balance, beginning of year	$ 12,305	$ 26,189
Total gains or losses (realized/unrealized):		
Included in earnings	-	-
Included in other comprehensive income	(676)	(195)
Purchases, sales, issuances and settlements, net	(527)	(8,845)
Transfers in and/or out of Level 3	-	(4,844)
Balance as of end of year	$ 11,102	$ 12,305

There were no gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held as of December 31, 2022.

The following table measures financial assets and financial liabilities measured at fair value on a non-recurring basis as of December 31, 2022 and December 31, 2021, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31,	
	2022	2021
	(in thousands)	
Fair Value Measurements Using: Impaired Loans		
Level 1: Quoted Prices in Active Markets For Identical Assets	$ -	$ -
Level 2: Significant Other Observable Inputs	-	-
Level 3: Significant Unobservable Inputs	2,251	8,494
Impaired loans measured at fair value	$ 2,251	$ 8,494
Fair Value Measurements Using: Other Real Estate Owned		
Level 1: Quoted Prices in Active Markets For Identical Assets	$ -	$ -
Level 2: Significant Other Observable Inputs	-	817
Level 3: Significant Unobservable Inputs	113	1,255
Other real estate owned measured at fair value	$ 113	$ 2,072

ASC 825-10 provides First Guaranty with an option to report selected financial assets and liabilities at fair value. The fair value option established by this statement permits First Guaranty to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation.

First Guaranty has chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

Note 20. Financial Instruments

Fair value estimates are generally subjective in nature and are dependent upon a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller engaging in an exchange transaction. However, since there are no established trading markets for a significant portion of First Guaranty's financial instruments, First Guaranty may not be able to immediately settle financial instruments; as such, the fair values are not necessarily indicative of the amounts that could be realized through immediate settlement. In addition, the majority of the financial instruments, such as loans and deposits, are held to maturity and are realized or paid according to the contractual agreement with the customer.

Quoted market prices are used to estimate fair values when available. However, due to the nature of the financial instruments, in many instances quoted market prices are not available. Accordingly, estimated fair values have been estimated based on other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of financial instruments, possible income tax ramifications or estimated transaction costs. The fair value estimates are subjective in nature and involve matters of significant judgment and, therefore, cannot be determined with precision. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations of pension and other postretirement benefits, premises and equipment, other real estate, prepaid expenses, the value of long-term relationships with depositors (core deposit intangibles) and other customer relationships, other intangible assets and income tax assets and liabilities. Fair value estimates are presented for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses have not been considered in the estimates. Accordingly, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market or franchise value of First Guaranty.

Because the standard permits many alternative calculation techniques and because numerous assumptions have been used to estimate the fair values, reasonable comparison of the fair value information with other financial institutions' fair value information cannot necessarily be made. The methods and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and due from banks, interest-bearing deposits with banks, federal funds sold and federal funds purchased.

These items are generally short-term and the carrying amounts reported in the consolidated balance sheets are a reasonable estimation of the fair values.

Investment Securities.

Fair values are principally based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or the use of discounted cash flow analyses.

Loans Held for Sale.

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices. These loans are classified within level 3 of the fair value hierarchy.

Loans, net.

Market values are computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. These loans are classified within level 3 of the fair value hierarchy.

Impaired loans.

Fair value of impaired loans is measured by either the fair value of the collateral if the loan is collateral dependent (Level 2 or Level 3), or the present value of expected future cash flows, discounted at the loan's effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or by independent valuation.

Cash Surrender of BOLI.

The cash surrender value of BOLI approximates fair value.

Accrued interest receivable.

The carrying amount of accrued interest receivable approximates its fair value.

Deposits.

The fair value of customer deposits, excluding certificates of deposit, is the amount payable on demand. Market values of certificates of deposit are actually computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Deposits are classified within level 3 of the fair value hierarchy.

Accrued interest payable.

The carrying amount of accrued interest payable approximates its fair value.

Borrowings.

The carrying amount of federal funds purchased and other short-term borrowings approximate their fair values. The fair value of First Guaranty's long-term borrowings is computed using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Borrowings are classified within level 3 of the fair value hierarchy.

Other Unrecognized Financial Instruments.

The fair value of commitments to extend credit is estimated using the fees charged to enter into similar legally binding agreements, taking into account the remaining terms of the agreements and customers' credit ratings. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit are based on fees charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2022 and 2021 the fair value of guarantees under commercial and standby letters of credit was not material.

The carrying amounts and estimated fair values of financial instruments at December 31, 2022 were as follows:

	Fair Value Measurements at December 31, 2022 Using				
	Carrying Amount	Level 1	Level 2	Level 3	Total
	(in thousands)				
Assets					
Cash and due from banks	$ 82,796	$ 82,796	$ -	$ -	$ 82,796
Federal funds sold	423	423	-	-	423
Securities, available for sale	131.458	98,466	21,890	11,102	131,458
Securities, held for maturity	320,068	-	242,560	-	242,560
Loans, net	2,495,559	-	-	2,404,402	2,404,402
Cash surrender value of BOLI	5,712	-	-	5,712	5,712
Accrued interest receivable	13,002	-	-	13,002	13,002
Liabilities					
Deposits	$ 2,723,792	$ -	$ -	$ 2,717,471	$ 2,717,471
Short-term advances from Federal Home Loan Bank	120,000	-	-	120,000	120,000
Short-term borrowings	20,000	-	-	20,000	20,000
Repurchase agreements	6,442	-	-	6,509	6,509
Accrued interest payable	4,289	-	-	4,289	4,289
Long-Term advances from Federal Loan Bank	-	-	-	-	-
Senior long-term debt	21,927	-	-	21,938	21,938
Junior subordinated debentures	15,000	-	-	15,000	15,000

The carrying amounts and estimated fair values of financial instruments at December 31, 2021 were as follows:

	Fair Value Measurements at December 31, 2021 Using				
	Carrying Amount	Level 1	Level 2	Level 3	Total
	(in thousands)				
Assets					
Cash and due from banks	$ 261,749	$ 261,749	$ -	$ -	$ 261,749
Federal funds sold	183	183	-	-	183
Securities, available for sale	210,620	-	198,315	12,305	210,620
Securuties, held for maturity	153,536	-	150,585	-	150,585
Loans, net	2,135,330	-	-	2,152,590	2,152,590
Cash surrender value of BOLI	5,568	-	-	5,568	5,568
Accrued interest receivable	12,047	-	-	12,047	12,047
Liabilities					
Deposits	$ 2,596,492	$ -	$ -	$ 2,606,635	$ 2,606,635
Short-term advances from Federal Home Loan Bank	-	-	-	-	-
Repurchase agreements	6,439	-	-	6,462	6,462
Accrued interest payable	4,480	-	-	4,480	4,480
Long-Term advances from Federal Loan Bank	3,208	-	-	3,208	3,208
Senior long-term debt	25,170	-	-	25,187	25,187
Junior subordinated debentures	14,818	-	-	15,000	15,000

There is no material difference between the contract amount and the estimated fair value of off-balance sheet items that are primarily comprised of short-term unfunded loan commitments that are generally at market prices.

Note 21. Concentrations of Credit and Other Risks

First Guaranty monitors loan portfolio concentrations by region, collateral type, loan type, and industry on a monthly basis and has established maximum thresholds as a percentage of its capital to ensure that the desired mix and diversification of its loan portfolio is achieved. First Guaranty is compliant with the established thresholds as of December 31, 2022. Personal, commercial and residential loans are granted to customers, most of who reside in northern and southern areas of Louisiana. Although First Guaranty has a diversified loan portfolio, significant portions of the loans are collateralized by real estate located in Tangipahoa Parish and surrounding parishes in Southeast Louisiana. Declines in the Louisiana economy could result in lower real estate values which could, under certain circumstances, result in losses to First Guaranty.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

Approximately 40.9% of First Guaranty's deposits are derived from local governmental agencies at December 31, 2022. These governmental depositing authorities are generally long-term customers. A number of the depositing authorities are under contractual obligation to maintain their operating funds exclusively with First Guaranty. In most cases, First Guaranty is required to pledge securities or letters of credit issued by the Federal Home Loan Bank to the depositing authorities to collateralize their deposits. Under certain circumstances, the withdrawal of all of, or a significant portion of, the deposits of one or more of the depositing authorities may result in a temporary reduction in liquidity, depending primarily on the maturities and/or classifications of the securities pledged against such deposits and the ability to replace such deposits with either new deposits or other borrowings. Public fund deposits totaled $1.1 billion at December 31, 2022.

Note 22. Litigation

First Guaranty is subject to various legal proceedings in the normal course of its business. First Guaranty assesses its liabilities and contingencies in connection with outstanding legal proceedings. Where it is probable that First Guaranty will incur a loss and the amount of the loss can be reasonably estimated, First Guaranty records a liability in its consolidated financial statements. First Guaranty does not record a loss if the loss is not probable or the amount of the loss is not estimable. First Guaranty Bank is a defendant in a lawsuit alleging fault for a loss of funds by a customer related to fraud by a third party with a possible loss range of $0.0 million to $1.5 million. The Bank denies the allegations and intends to vigorously defend against this lawsuit, which is in very early stages. No trial date has been set, therefore and no accrued liability has been recorded related to this lawsuit. First Guaranty settled a case in the third quarter of 2021 for $1.1 million. A receivable for $0.9 million has been recorded for recovery through First Guaranty's insurance coverage. In the opinion of management, neither First Guaranty nor First Guaranty Bank is currently involved in such legal proceedings, either individually or in the aggregate, that the resolution is expected to have a material adverse effect on First Guaranty's consolidated results of operations, financial condition, or cash flows. However, one or more unfavorable outcomes in these ordinary claims or litigation against First Guaranty or First Guaranty Bank could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or ultimate outcomes, such matters are costly, divert management's attention, and may materially and adversely affect the reputation of First Guaranty and First Guaranty Bank, even if resolved favorably.

Note 23. Subsequent Events

On January 6, 2023, First Guaranty and First Guaranty Bank entered into an Agreement and Plan of Merger (the "Merger Agreement") with Lone Star Bank ("Lone Star"), pursuant to which First Guaranty will, subject to the terms and conditions set forth in the Agreement, acquire all of the issued and outstanding shares of Lone Star common stock in exchange solely for shares of First Guaranty common stock through the merger of Lone Star with and into First Guaranty Bank, with First Guaranty Bank as the surviving banking corporation (the "Transaction").

Under the terms of the Agreement, First Guaranty will issue shares of First Guaranty common stock with an assumed value of $23.67 per share on the closing date of the Transaction to the shareholders of Lone Star with an aggregate value equal to 1.5 times Lone Star's tangible book value as of the month end prior to the closing date, subject to certain adjustments described in the Agreement. Outstanding options to purchase Lone Star common stock will be cashed out. The combined financial institutions will have approximately $3.2 billion in total assets, $2.5 billion in total loans, and $2.8 billion in total deposits following the close of the Transaction. The Agreement was approved by the board of directors of each of First Guaranty, FGB, and Lone Star.

The Agreement contains certain termination rights for both First Guaranty and Lone Star and further provides that a termination fee of $1.0 million will be payable by Lone Star to First Guaranty upon termination of the Agreement under certain specified circumstances.

Note 24. Condensed Parent Company Information

The following condensed financial information reflects the accounts and transactions of First Guaranty Bancshares, Inc. for the dates indicated:

First Guaranty Bancshares, Inc.
Condensed Balance Sheets

	December 31,	
	2022	2021
	(in thousands)	
Assets		
Cash	$ 3,324	$ 5,143
Investment in bank subsidiary	287,019	255,291
Other assets	2,375	3,893
Total Assets	$ 292,718	$ 264,327
Liabilities and Shareholders' Equity		
Short-term debt	$ 20,000	$ -
Senior long-term debt	21,927	25,170
Junior subordinated debentures	15,000	14,818
Other liabilities	800	450
Total Liabilities	57,727	40,438
Shareholders' Equity	234,991	223,889
Total Liabilities and Shareholders' Equity	$ 292,718	$ 264,327

First Guaranty Bancshares, Inc.
Condensed Statements of Income

	December 31,	
	2022	2021
	(in thousands)	
Operating Income		
Dividends received from bank subsidiary	$ 21,863	$ 20,733
Net gains on sale of equity securities	-	-
Other income	526	414
Total operating income	**22,389**	**21,147**
Operating Expenses		
Interest expense	2,703	1,624
Salaries & Benefits	252	198
Other expenses	1,783	1,298
Total operating expenses	**4,738**	**3,120**
Income before income tax benefit and increase in equity in undistributed earnings of subsidiary	**17,651**	**18,027**
Income tax benefit	910	568
Income before increase in equity in undistributed earnings of subsidiary	**18,561**	**18,595**
Increase in equity in undistributed earnings of subsidiary	10,323	8,702
Net Income	**$ 28,884**	**$ 27,297**

First Guaranty Bancshares, Inc.
Condensed Statements of Cash Flows

	December 31,	
	2022	2021
	(in thousands)	
Cash flows from operating activities:		
Net income	$ 28,884	$ 27,297
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in equity in undistributed earnings of subsidiary	(10,323)	(8,702)
Depreciation and amortization	225	102
Net change in other liabilities	350	(145)
Net change in other assets	1,482	1,235
Net cash provided by operating activities	**20,618**	**19,787**
Cash flows from investing activities:		
Proceeds from sales of equity securities	-	1,500
Funds invested in equity securities	-	(1,000)
Funds invested in bank subsidiary	(30,000)	(25,000)
Net cash (used in) provided by investing activities	**(30,000)**	**(24,500)**
Cash flows from financing activities:		
Net increase in short-term borrowings	20,000	-
Repayment of long-term debt	(3,250)	(17,221)
Net proceeds from issuance of preferred stock	-	33,058
Dividends paid	(9,187)	(7,777)
Net cash provided by financing activities	**7,563**	**8,060**
Net (decrease) increase in cash and cash equivalents	**(1,819)**	**3,347**
Cash and cash equivalents at the beginning of the period	5,143	1,796
Cash and cash equivalents at the end of the period	**$ 3,324**	**$ 5,143**

Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A - Contracts and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of First Guaranty's management, including its Chief Executive Officer (Principal Executive Officer) and its Chief Financial Officer (Principal Financial Officer), of the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that these disclosure controls and procedures were effective.

For further information, see "Management's annual report on internal control over financial reporting" below. There was no change in First Guaranty's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that occurred during the quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, First Guaranty's internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

The Management of First Guaranty Bancshares, Inc. has prepared the consolidated financial statements and other information in our Annual Report in accordance with accounting principles generally accepted in the United States of America and is responsible for its accuracy. The financial statements necessarily include amounts that are based on Management's best estimates and judgments. In meeting its responsibility, Management relies on internal accounting and related control systems. The internal control systems are designed to ensure that transactions are properly authorized and recorded in our financial records and to safeguard our assets from material loss or misuse. Such assurance cannot be absolute because of inherent limitations in any internal control system.

Management is responsible for establishing and maintaining the adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13 – 15(f). Under the supervision and with the participation of Management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This section relates to Management's evaluation of internal control over financial reporting including controls over the preparation of the schedules equivalent to the basic financial statements and compliance with laws and regulations. Our evaluation included a review of the documentation of controls, evaluations of the design of the internal control system and tests of the effectiveness of internal controls.

Based on our evaluation under the framework in Internal Control – Integrated Framework, Management concluded that internal control over financial reporting was effective as of December 31, 2022.

First Guaranty's independent registered public accounting firm has also issued an attestation report, which expresses an unqualified opinion on the effectiveness of First Guaranty's internal control over financial reporting as of December 31, 2022.

Item 9B - Other Information

None.

Item 9C - Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 5 - Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Shares of our common stock are traded on the Nasdaq Global Market under the symbol "FGBI". As of December 31, 2022, there were approximately 1,500 holders of record of our common stock.

The depositary shares underlying our Series A Preferred Stock are traded on the Nasdaq Global Market under the symbol “FGBIP”.

Our common and preferred shareholders are entitled to receive dividends when, and if, declared by the Board of Directors, out of funds legally available for dividends. We have paid quarterly cash dividends on our common stock for each of the last 118 quarters dating back to the third quarter of 1993. The Board of Directors intends to continue to pay regular quarterly cash dividends on both our common and preferred stock. The ability to pay dividends in the future will depend on our earnings and financial condition, liquidity and capital requirements, regulatory restrictions, the general economic and regulatory climate and ability to service any equity or debt obligations senior to common stock. There are legal restrictions on the ability of First Guaranty Bank to pay cash dividends to First Guaranty Bancshares, Inc. Under federal and state law, we are required to maintain certain surplus and capital levels and may not distribute dividends in cash or in kind, if after such distribution we would fall below such levels. Specifically, an insured depository institution is prohibited from making any capital distribution to its shareholders, including by way of dividend, if after making such distribution, the depository institution fails to meet the required minimum level for any relevant capital measure including the risk-based capital adequacy and leverage standards.

Additionally, under the Louisiana Business Corporation Act, First Guaranty Bancshares, Inc. is prohibited from paying any cash dividends to shareholders if, after the payment of such dividend First Guaranty Bancshares would not be able to pay its debts as they became due in the usual course of business or its total assets would be less than its total liabilities or where net assets are less than the liquidation value of shares that have a preferential right to participate in First Guaranty Bancshares, Inc.'s assets in the event First Guaranty Bancshares, Inc. were to be liquidated.

First Guaranty Bancshares, Inc. did not repurchase any of its shares of common stock during the fourth quarter of 2022.



FIRST GUARANTY BANCSHARES, INC.

www.fgb.net